Exhibit 99.1

INTERIM REPORT

(From January 1, 2012 to June 30, 2012)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2012 to June 30, 2012)

To:	Korean Financial Services Commission and Korea Exchange

/s/

Park, Han-Yong

President and Representative Director

POSCO

1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea

Telephone: +82-54-220-0114

/s/

Shim, Tong-Wook

Senior Vice President

POSCO

1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea

Telephone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview	4

II.	Business	9

III.	Financial Statements	35

IV.	Corporate Governance and Company Affiliates	40

Attachment: Independent Accountants’ Review Report

    (Non-consolidated and consolidated)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the first half in the fiscal year of 2012

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., POSCO Engineering & Construction Co., Ltd., Seoung Gwang Co., Ltd., POSCO Research Institute, POSCO Processing & Service Co., Ltd., POSCO A&C Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO TERMINAL Co., Ltd., POSTECH VENTURE CAPITAL CORPORATION, METAPOLIS Co., Ltd., POSMATE, POSCO Energy CORPORATION, SNNC Co., Ltd., PHP Co., Ltd., POSBRO COMPANY LTD., Suwon Green

4

Environment Co., Ltd., POSCO TMC CO., LTD., POSWITH CO., LTD., UITrans LRT co. Ltd., PNR Co., Ltd., Pohang Fuelcell Power Corporation, Cheongna IBT Co., Ltd., MegaAsset Co., Ltd., SPFC Co., Ltd., POSCO ENGINEERING COMPANY CO., LTD., BASYS INDUSTRY CO., LTD., Pohang SPFC Co., Ltd., POSCALCIUM Company, Ltd., DAKOS CO., LTD., SONGDO SE CO., Ltd., eNtoB Corporation, POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POMIC Co., Ltd., POS-HiMETAL CO., Ltd., POSFINE CO., Ltd., POS ECO HOUSING CO., Ltd., Mapo Hibroad Parking co., Ltd., Gwangyang SPFC Co., Ltd., POSPlate Co., LTD., PLANT EST Co., Ltd., 9DIGIT CO., LTD., Sung Jin E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSGREEN Company, Ltd., Busan E&E Co., Ltd., POREKA Co., POSCO NST CO., LTD., Pohang Scrap Recycling Distribution Center Co., Ltd., PSC Energy Global Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., POSMATEINSURE INSURANCE BROKER CO., LTD., Shinan Energy Co., Ltd., NewAltec Co., Ltd., PONUTech Co., Ltd., ReCO Metal Co., Ltd., Clean Gimpo Co., Ltd., Gale International( Korea), LLC., Songdo International Sports Club, LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSCO ESM Co., Ltd., Clean Po-hang Co., Ltd.

(a)	Changes in Companies Belonging to the Business Group

•	Addition of a Subsidiary: Blue O&M CO., LTD. (January 2, 2012)

•	Addition of a Subsidiary: POS-HiAl CO., LTD. (February 1, 2012)

•	POSCO POWER CO., LTD. changed the name of the company to POSCO ENERGY CO., LTD. (February 7, 2012)

•	Addition of a Subsidiary: Tamra Offshore Wind Power Co., Ltd. (March 2, 2012)

•	Exclusion of a Subsidiary: DAIMYUNG TMS.CO.LTD. (March 22, 2012)

•	Addition of a Subsidiary: POSCO ES Materials Co., Ltd. (May 2, 2012)

•	Addition of a Subsidiary: Clean Po-hang Co., Ltd. (May 2, 2012)

•	Exclusion of a Subsidiary: Cheongna IBT Co., Ltd. (May 10, 2012)

(b)	Changes in Companies Belonging to the Business Group after June 30, 2012

•	Addition of Subsidiary: MCM Korea Co., Ltd. (August 1, 2012)

•	Exclusion of Subsidiary: POMIC Co., Ltd. (August 6, 2012)

•	Exclusion of Subsidiary: Clean Po-hang Co., Ltd. (August 21, 2012)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

5

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Date of the Establishment: April 1, 1968

(2)	Location of the Headquarters: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(3)	Steel Works and Offices

(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates nine overseas offices as follows:

United Arab Emirates (Dubai), Czech Republic (Prague), the European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ullaanbaatar), Australia (Perth),

and the United States of America (Houston).

Changes in Overseas Offices after June 30, 2012

•	The overseas office in Russia (Moscow) closed in August 2012: the Company operates 8 overseas offices as of as of August 2012

(4)	Composition of the Board of Directors (as of March 16, 2012)

(a)	Inside Directors

•	Reelected members: Chung, Joon-Yang (3years) and Park, Han-Yong (1 year)

•	New members: Cho, Noi-Ha (1 year), Park, Ki-Hong (2 years), and Kim, Joon-Sik (2 years)

(b)	Outside Directors

•	Reelected members: Han, Joon-Ho (2 years), Lee, Young-Sun (2 years), and Lee, Chang-Hee (3 years)

•	New members: James B. Bemowski (3 years)

(c)	Representative Directors

•	Prior to March 16, 2012: Chung, Joon-Yang, Choi, Jong-Tae, Park, Han-Yong, and Oh, Chang-Kwan

•	As of March 16, 2012: Chung, Joon-Yang and Park, Han-Yong

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(5)	Major Shareholders of POSCO

(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, and August 1, 2012.)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

There was no material change during the fiscal year of 2012.

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares	(As of June 30, 2012)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won ( “KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

*	Treasury Stock Holding and Cancellation

(As of June 30, 2012)

Method of Purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		7,449,117	—	—	—	7,449,117
Special Money Trust	Registered	2,493,274	—	—	—	2,493,274
Total	Common	9,942,391	—	—	—	9,942,391

Beginning Balance: as of December 31, 2011

C. Voting Rights

(As of June 30, 2012)

Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,942,391	*Treasury Stock 9,942,391 shares
(3) Shares with Voting Rights	77,244,444	—

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D. Earnings and Dividend

(In millions of KRW)

	2012 1H(January 1, 2012 ~ June 30, 2012)	2011	2010
Net Profit	1,242,522	3,188,845	3,784,361
Earnings per Share (KRW)	16,086	41,279	49,127
Cash Dividend Paid	154,489	772,444	770,329
Pay-out Ratio	—	24.2	20.4%
Dividend per Share (KRW)	2,000	10,000	10,000
Dividend Yield	—	2.56	2.03%

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

steel, trading, engineering & construction, and others.

B. Segment Results

(In millions of KRW)

	2012 1H (January 1, 2012 ~ June 30, 2012)		2011		2010
Category	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)
Steel	18,647,378	1,617,138	39,151,930	4,809,464	35,527,373	5,112,149
Trading	9,919,243	47,915	21,097,356	159,339	6,236,031	37,984
Engineering & Construction	1,932,542	(16,161)	5,476,209	178,058	4,348,796	164,606
Others	2,297,72	203,753	3,213,230	261,240	1,775,056	118,781
Total	32,796,884	1,852,645	68,938,725	5,408,101	47,887,256	5,433,520

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2. Current Situation

1) Steel

A. Domestic Market Share

(Millions of Tons, %)

	2012 1H (January 1, 2012 ~ June 30, 2012)		2011		2010
Category	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	35.0	100	68.5	100	58.4	100
POSCO	18.816.2	5446	37.3	54	33.7	58
Others			31.2	46	24.7	42

Source: Korea Iron and Steel Association

B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The third party applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a special leave petition with the Indian Supreme Court.

(November, 2010)

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(h)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(i)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(3)	Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project.

(4)	Establishment of Steelworks in Indonesia

(a)	The Company entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	The Company entered into a joint venture agreement. (August, 2010)

(c)	The Company established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2011)

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(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and started working for the basic ground. (October, 2011)

(g)	PT. KRAKATAU POSCO established a joint venture with Krakatau Industrial Estate Cilegon to build a Calcination factory at Cilegon, Indonesia. (December, 2011)

(h)	PT. KRAKATAU POSCO began to build the steel frame for the steelworks (February, 2012)

(i)	The construction of electricity generation facility commenced. (May, 2012)

(5)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd Continuous Galvanizing Line in India.

(a)	POSCO-Maharashtra Steel Pvt., Ltd. started the construction of a continuous galvanizing line with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction started. (October, 2010)

(c)	The construction and the installation of production facilities for a continuous galvanizing line commenced. (February, 2011)

(d)	POSCO-Maharashtra Steel Pvt., Ltd. launched a test-run of its continuous galvanizing line. (December, 2011)

(e)	The construction of a continuous galvanizing line was completed. (April, 2012)

(6)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	The Company held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

(d)	The construction of electricity generation facility commenced. (November, 2011)

(e)	A test-run of Guangdong Pohang Continuous Galvanizing Line started. (July, 2011)

2) Trading

A. Market Share

(Millions of Dollars)

Category	2012 1H (January 1, 2012 ~ June 30, 2012)	2011 1H (January 1, 2011 ~ June 30, 2011)	Growth rate
Whole Korean companies	275,218	273,591	0.6
Daewoo International	4,172	3,906	6.8

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B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including 74 offices/trading corporations, 15 investment firms, and 17 resources companies through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field and Ambatovy nickel projects to excel in Exploration & Production area. In first half of 2012, Daewoo International recorded KRW 8,824.7 billion revenue and KRW 141.7 billion operating profit on a non-consolidated basis.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as Oil Palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction, established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the oversea contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the Southeastern Asian countries such as Thailand, Indonesia and Vietnam.

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4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd., founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech Company Ltd. provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO Chemtech Company Ltd. is currently expanding its markets to Japan, China and Indonesia.

3. Key Products

A. Current Situation of Key Products

(In hundred millions of KRW)

Business Area	Item	Specific Use	Total Sales	Ratio
	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	52,926	19.3%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	83,304	30.4%
	Cold-rolled Product (CR)	Western tableware, etc	54,571	19.9%
Steel	By-Product	Cement material, etc	83,071	30.4%
	Gross Sum		273,872	100.0%
	Deduction of Internal Trade		(87,398)	—
	Sub Total		186,474	—
International Trade	Steel, Metal		70,882	51.9%
	Chemical, Strategic Item, Energy		21,787	15.9%
	Etc		43,938	32.2%

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Business Area	Item	Specific Use	Total Sales	Ratio
		Gross Sum	136,607	100.0%
		Deduction of Internal Trade	(37,415)	—
		Sub Total	99,192	—
		Architecture	6,246	18.2%
	Domestic Construction	Plant	7,707	22.5%
		Civil Engineering	4,174	12.2%
Engineering		Overseas Construction	12,342	36.0%
&		Owned Construction	880	2.6%
Construction		Etc	2,936	8.5%
		Gross Sum	34,285	100.0%
		Deduction of Internal Trade	(14,959)	—
		Sub Total	19,326	—
Others		Electricity Sales, etc	35,215	100.0%
		Deduction of Internal Trade	(12,238)	—
		Sub Total	22,977	—
		Total Sum	327,969	—

B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, kWh)

Business Area	Products	2012 1H (January 1, 2012 ~ June 30, 2012)	2011	2010
Steel Production	Hot-rolled Product (HR)	876	941	845
	Cold-rolled Product (CR)	1,040	1,090	987
Others	Electric Power	165	133	137
	Lime	108	106	112

Trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

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(2)	Factors of Price Fluctuations

In response to the increase in the price of raw materials such as coal and iron ore in the first and second quarters of 2011, the Company has raised its domestic steel price by KRW 160 thousand since April 22, 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)

Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel Production	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	47,065 (27.8%)	BHP Billiton of Australia, Rio Tinto of Australia VALE of Brazil
		Coal	Coking Coal: Heat Source for Blast Furnaces	34,759 (20.5%)	Anglo of Australia, Rio Tinto of Australia, Teck of Canada
Smokeless Coal: Sintering Fuel
		Stainless Steel Materials	Key Materials for STS Production	30,458 (18.0%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	57,124 (33.7%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	672 (18.4%)
		Steel Pile	Foundation of Structure	72 (2.0%)
		Steel Reinforcement	Strengthening Concrete	867 (23.7%)
		Cable	Electricity Transfer	50 (1.4%)
		Etc.	—	2,000 (54.6%)
Others	Raw Materials	LNG	Material for Power Generation	11,522 (66.3%)
		Limestone	Production of Lime	479 (2.8%)

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B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)

Business Area	Category	2012 1H (January 1, 2012 ~ June 30, 2012)	2011	2010
Steel Production (per ton)	Iron Ore	179	194	157
	Coal	274	297	221
	Scrap Iron	548	565	481
	Nickel	21,572	25,670	25,308
Engineering & Construction	Ready-mixed Concrete (per m3)	57	54	52
	Steel Pile (per m)	80	82	72
	Steel Reinforcement (per kg)	1	0.8	0.7
	Cable (per m)	1	0.8	0.8
Others	LNG (per ton)	1,065	893	781
	Lime (per ton)	20	22	22

[Steel]

Key Factors in Price Fluctuations

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(1) Iron Ore	(In Dollars/ Tons)

	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of International Benchmark Price (Free On Board, “FOB”)	134	135	130	168	171	173	136

(2) Coal	(In Dollars/ Tons)

	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of International Benchmark Price (FOB)	206	235	285	315	330	225	191

(3) Scrap Iron	(In Dollars/ Tons)

	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of Purchase Price (Cost and Freight, “CFR”)	444	466	445	494	480	495	409

(4) Nickel

	2012 2Q (April 1, 2012 ~ June 30, 2012)	2012 1Q (January 1, 2012 ~ March 31, 2012)	2011 4Q (October 1, 2011 ~ December 31, 2011)	2011 3Q (July 1, 2011 ~ September 30, 2011)	2011 2Q (April 1, 2011 ~ June 30, 2011)	2011 1Q (January 1, 2011 ~ March 31, 2011)	2010
Trend of London Metal Exchange ( “LME”) Cash Price	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton	USD 8.3/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton	USD 12.20/lb USD 26,903/ton	USD 9.89/lb USD 21,809/ton

[Engineering and Construction]

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*	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a) Electric Power: purchase price of electricity from Korea Gas Corporation

*Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b) Lime: purchase price of lime and transportation fees

5. Production and Facilities

A. Production Capacity

[Steel]

				(Thousands of Tons)

Business Area	Products	2012 1H (January 1, 2012 ~ June 30, 2012)	2011	2010
Steel Production	Crude Steel	19,705	39,410	37,560

[Others]

			(MW, Thousands of Tons)

Business Area	Products		2012 1H (January 1, 2012 ~ June 30, 2012)	2011	2010
Power Generation	Electric Power	Inchon Gwangyang	3,052 284	3,052 284	1,800 284
Lime	Lime	—	1,095	2,190	2,190

19

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production	(Thousands of Tons)

Business Area	Products		2012 1H (January 1, 2012 ~ June 30, 2012)	2011	2010
	Crude Steel		19,700	39,074	35,365
		Hot-Rolled Products	4,074	8,456	8,762
		Plate	3,150	6,273	4,639
		Wire Rod	1,029	2,113	2,332
Steel		Pickled-Oiled Steel Sheets	1,358	2,495	2,450
Industry	Products	Cold-Rolled Products	3,677	7,453	7,204
		Coated Steel	3,618	5,358	4,627
		Electrical Steel	687	1,396	1,211
		Stainless	1,758	3,165	2,745
		Others	1,674	3,150	3,066
	Total Products		21,025	39,860	37,036

.

20

(2) Capacity Utilization Rate for the first half of fiscal year 2012

	(Thousands of Tons)

Business Area	Capacity	Production	Utilization Rate
Crude Steel Production	18,725	18,832	100.6%

•	Capacity Utilization Rate = Production Result/ Production Capacity

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

	(Gwh, Thousands of Tons)

Business Area	Products	2012 1H (January 1, 2012 ~ June 30, 2012)	2011	2010
Power Generation	Electric Power	8,080	12,066	4,863
Lime	Lime	1,220	2,425	2,256

(2)	Capacity Utilization Rate for the first half of fiscal year of 2012

	(hr, Thousands of Tons)

Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	4,368	3,259	74.61%
Lime	Lime	1,095	1,220	111.4%

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	1,943,966	50,050			1,994,016
Trade	149,528		(1,474)		148,054
Engineering & Construction	57,090	2,407			59,497
Others	398,595	14,656			413,251

21

[Building]	(In millions of KRW	)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	3,453,365	202,495		(132,540)	3,523,320
Trade	159,919		(5,687)	(2,202)	152,030
Engineering & Construction	56,817	5,539		(1,207)	61,149
Others	349,727	10,272		(8,488)	351,511

[Structures]	(In millions of KRW	)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	2,060,849	104,662		(79,387)	2,086,124
Trade	17,496		(1,543)	(315)	15,638
Engineering & Construction	6,004	7		(196)	5,815
Others	176,089	4,808		(5,020)	175,877

[Machinery and Equipments]	(In millions of KRW	)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	14,529,327	1,183,616		(778,547)	14,934,396
Trade	144,292		(21,983)	(5,491)	116,818
Engineering & Construction	25,258	2,696		(3,329)	24,625
Others	1,480,507	50,844		(60,436)	1,470,915

[Vehicles]	(In millions of KRW	)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	48,377	3,607		(6,569)	45,415
Trade	5,659	111		(883)	4,887
Engineering & Construction	5,855	1,231		(1,095)	5,991
Others	6,853	1,092		(1,133)	6,812

22

[Tools and Fixtures]	(In millions of KRW	)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	54,471	8,343		(11,001)	51,813
Trade	1,844	289		(302)	1,831
Engineering & Construction	1,761	491		(461)	1,791
Others	22,802	4,708		(5,018)	22,492

[Equipment]	(In millions of KRW	)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	96,468	22,783		(17,883)	101,368
Trade	17,136	8,349		(3,503)	21,982
Engineering & Construction	9,727	3,697		(2,269)	11,155
Others	46,358	9,610		(7,893)	48,075

[Financial Lease Assets]	(In millions of KRW	)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel Production	17,990		(29)	(561)	17,400
Trade	634	296		(118)	812
Engineering & Construction	9,307	6		(1,261)	8,052
Others	10,612		(922)	(3,175)	6,515

23

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]	(In hundred millions of KRW	)

Products		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO		November, 2010 ~ July, 2014	G)Establishment of the Fourth Hot-coil Mill	16,262	3,187	13,075
	Expansion	April, 2008~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	8,843	4,167
		March, 2011~ January, 2014	P) Optimization of the Facilities	22,034	5,285	16,749
	Renovation / Replacement	December 2010 ~ June 2014	G) Renovation of the First & Fifth Furnace	10,595	2,192	8,403
		March 2011~March 2014	P) Renovation of the First STS Rolling Facilities	2,178	31	2,147
	Other Projects			24,277	10,289	13,988
POSCO Specialty Steel	Expansion	November, 2009 ~ April, 2012	Establishment of a New Mill (0.6million ton)	2,748	2,601	147
	Renovation / Replacement	April 2010 ~ April 2012	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,467	1,146	321
POSCO COATED & COLOR STEEL Co., Ltd.	Expansion	April 2011 ~ September 2012	Establishment of the Metal Copper Clad Laminate (MCCL) Mill	381	381	0
POSCO AST CO., LTD.	Expansion	September 2011 ~ May 2013	Establishment of a Factory and Facilities	447	88	359
Guangdong Pohang Coated Steel Co., Ltd.	Expansion	December 2010 ~ November 2012	Establishment of a Continuous Galvanizing Line Mill for Automotive Steel Sheets	3,404	3,004	400
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Expansion	May 2011 ~ April 2012	Establishment of #3 Plant	157	153	4
POSCO-India Private Ltd.	Expansion	August 2005~ December 2016	Establishment of a Steel Mill in Orissa state (4.0 million ton)	45,079	1,554	43,526

24

POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Expansion	January 2012~ March 2013	Establishment of a #2 Mill	162	30	133
PT. KRAKATAU STEEL POSCO	Expansion	September 2010 ~ December 2013	Establishment of a Steel Mill	30,691	27,206	3,485
POSCO Maharashtra Steel Private Limited	Expansion	March 2010 ~ May 2012	Installation of a Continuous Galvanizing Line (0.45 million ton)	2,430	2,224	206
		July 2011 ~ June 2014	Establishment of a Cold-Coiled Mill in India (1.8 million ton)	7,201	1,204	5,998
POSCO-Mexico Co., Ltd.	Expansion	November 2011 ~ June 2013	Installation of the Second Continuous Galvanizing Line	3,552	1,244	2,309
POSCO SS VINA	Expansion	May 2010~ July 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,836	1,271	5,565
POSCO ASSAN TST STEEL Industry	Expansion	September 2011 ~April 2013	Establishment of a Stainless Steel Cold Rolled Mill (200 thousands ton)	2,203	0	2,203

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Engineering & Construction]	(In hundred millions of KRW	)

POSCO Plantec	Expansion	May 2012~ August 2012	Establishment of a Factory and Facilities	102	13	87

[International Trade]	(In hundred millions of KRW	)

Daewoo International	Expansion	October 2009 ~ September 2014	Construction of Natural Gas Production and Transportation Facilities in A-1/A-3 Gas Field in Myanmar	17,307	10,950	6,357

25

[Others]	(In hundred millions of KRW	)

Items		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Energy	Expansion	October 2011~ September 2013	P) Establishment of a Combined Cycle Power Plant	5,950	838	5,112
POSCO ICT	Expansion	January 2012~ December 2012	Maintenance Investment , New Business Development	667	485	182
POSCO ICT	Expansion	January 2012~ December 2012	Expansion of Smart Management Server for Smart Management Operation Efficiency	318	225	93
POSCO ICT	Expansion	January 2012~ December 2012	Building of a Data Center in Chungju	274	211	63
POSCO ICT	Expansion	January 2012~ December 2012	Investment in Engineering for Profit Improvement in External Business	101	0	101
POSCO CHEMTECH	Renovation	January 2012~ December 2012	Maintenance and Expansion of a Refractory Facility	890	89	801
POS-HiMETAL	Expansion	2009-09~2011-12	(i) Land, (ii) Building, (iii) Construction Machinery (Producing Facilities for FeMn, SiMn, ULPC)	2,402	2,355	47

Changes

Investment for Metal Copper Clad Laminate (“MCCL”) in POSCO Coated & Color Steel: reduction of investment of MCCL facilities due to deteriorated business environment and return on investment. (July, 2012)

(Adjustment: Investment KRW 38.1 billion, Investment Period April, 2011 ~ July, 2012)

26

(b)	Future Investment Plans

[Steel]	(In hundred millions of KRW)

			Planned Investments
Company	Project		2012	2013	2014
POSCO	Expansion, Renovation and Replacement of Existing Facilities	Capacity Increase	18,399	24,537	6,197
		Others	3,890	6,024	844
POSCO SS VINA	Expansion	Fixed Asset	1,009	3,533	1,549

[Engineering & Construction]	(In hundred millions of KRW)

Company	Project		Planned Investments
			2012	2013	2014
POSCO Energy	Expansion, Renovation	Fixed Asset	671	2,254	6,026
POSCO CHEMTECH	Expansion New Market Development	Fixed Asset	128
POSCO CHEMTECH	Expansion Providing Quicklime to PT.KP	Fixed Asset	125
POSCO CHEMTECH	Expansion New Market Development	Fixed Asset	289

The investments over KRW 10,000 million are listed on the table while share purchase is not reflected on the table.
Changes

•	The original plans of investing POSCO Plantec were canceled due to the reduction of investing amount.

27

6. Product Sales

[Steel]	(In hundred millions of KRW)

Items		2012 1H (January 1, 2012 ~ June 30, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Domestic	Hot-Rolled Products	34,782	72,471	49,940
	Cold- Rolled Products	29,428	65,580	77,936
	Stainless Steel	18,530	38,581	31,621
	Others	56,973	123,194	99,766
	Subtotal	139713	299,826	259,263
Export	Hot-Rolled Products	18,143	42,665	22,084
	Cold- Rolled Products	53,876	101,980	89,059
	Stainless Steel	36,041	66,877	61,178
	Others	26,099	51,557	30,946
	Subtotal	134159	263,079	203,267
Total	Gross Sum	273,872	562,905	462,530
	Internal Transaction	(87,398)	(171,386)	(107,256)
	Total	186,474	391,519	355,274

28

[Trading]	(In hundred millions of KRW)

Items		2012 1H (January 1, 2012 ~ June 30, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Domestic	Product	469	1,026	217
	Merchandise	3,793	8,444	1,721
	Others	64	78	19
Export	Product	691	1,964	347
	Merchandise	48,988	93,622	22,653
	Others	166	706	64
Trade among Korea, China, Japan		82,436	180,390	69,082
Gross Sum		136,607	286,230	94,103
Internal Transaction		(37,415)	(75,256)	(31,743)
Total		99,192	210,974	62,360

[Engineering & Construction]	(In hundred millions of KRW)

Items			2012 1H (January 1, 2012 ~ June 30, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Construction Contract Revenue	Domestic	Architecture	6,246	16,321	12,823
		Plant	4,174	23,716	32,811
		Civil Engineering	7,707	11,187	11,355
Overseas			12,342	24,275	8,441
Own Construction			880	672	6,101
Other Subsidiary company sales			2,936	8,560	7,704
Gross Sum			34,285	84,731	79,235
Internal Transaction			(14,959)	(29,969)	(35,747)
Total			19,326	54,762	43,488

29

[Others]	(In hundred millions of KRW)

Items	2012 1H (January 1, 2012 ~ June 30, 2012)	2011 (January 1, 2011 ~ December 31, 2011)	2010 (January 1, 2010 ~ December 31, 2010)
Electric Power	22,977	32,132	17,751

7. Derivatives — Currency Forward Contracts

If the Exchangeable Bonds to American Depository Receipts of SK Telecom issued in 2008 and 2011 had been converted on June 30, 2012, the derivative valuation of the profit would have been KRW 95 million and 7,042 million respectively.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January 2010	• The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January 2012	• POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March 2012	• POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April 2012	• POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.

30

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December 2008

1) Contract Parties

•   Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•   Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

•   Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•   Gas production period is expected to be approximately 30 years.

•   Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

•   CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•   Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August 2009

1) Total Investment: USD 1,679 million (Daewoo International’s Investment Amount)

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

•   Location: the north-western offshore and onshore in Myanmar

•   Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•   Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•   The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•   Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•   Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

31

Sale of Daewoo Cement (Shandong) Company Limited	July 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

•   The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•   The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of fiscal year 2010, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 5,471,000,000 under the K-IFRS.

•   The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•   Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

•   The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400,000,000 on August 8, 2012.

32

9. Research and Development

A. Research and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory (Group)	865
			New Growth Technology Strategy Department	30
			Iron and Steel Technology Strategy Department	76
			Environment and Energy Department	33
			Total	1,004
	POSCO Specialty Steel		R&D Group	21
	POSCO COATED & COLOR STEEL		Product Research Group	11
	POSCO AST CO., LTD.		Product Research Team	4
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product development and research	9
International Trade	DAEWOO International Corporation		Pusan Plant R&D Center Development Team	59
	Daewoo Paper Manufacturing Co., Ltd.		R&D Center New Product Development Team	8
Engineering & Construction	POSCO Engineering & Construction		R&D Center	89
	POSCO Plant Engineering		Technology Innovation Group	11
	POSCO A&C		R&D Center, Quality Engineering Team	14
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department	67
	POSCO ICT		Information Control Lab	68
	POSCO CHEMTECH COMPANY		R&D Center	41
	POSCO M-TECH CO., LTD.		R&D Center	23
	POS-HiMETAL CO., Ltd.		Product Research Department	12
	PNR CO., Ltd.		Quality Innovation Department	3

33

B. R&D Expenses	(In millions of KRW)

Category	Business Area
	Steel	International Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	71,238	944	3,429	16,229	91,840
Manufacturing Cost	185,719	0	557	2,165	188,441
R&D Cost (Intangible Assets)	10,866	0	30	2,346	13,242
Total	267,823	944	4,016	20,740	293,523
R&D/Sales Ratio	1.44%	0.01%	0.21%	0.90%	0.89%

34

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2010~2011 and the First Half of Fiscal Year of 2012

(In millions of KRW)

Account	2012 1H (January 1, 2012 ~June 30, 2012)	2011	2010
[Current Assets]	13,527,248	13,924,795	12,993,605
Cash & Cash equivalents	1,525,441	1,137,882	672,427
Trade Accounts & Notes Receivable(net)	4,442,103	4,220,242	3,548,448
Other Current Financial Instruments	1,206,763	1,381,463	2,754,319
Inventories	6,298,141	7,144,709	5,998,545
Other Current Assets	54,800	40,501	19,866
[Non-current Assets]	38,951,417	38,803,081	36,092,622

Other Non-current Financial Instruments	3,094,744	3,833,058	5,015,783
Investment in Subsidiaries and Associates	13,872,789	12,824,776	10,470,156
Tangible Assets	21,599,339	21,533,135	20,011,110
Good Will & Other Intangible Assets	249,717	222,896	229,137
Other Non-current Assets	134,828	389,216	366,436
Total Assets	52,478,665	52,727,876	49,086,227
[Current Liabilities]	4,841,019	5,015,145	6,051,454
[Non-current Liabilities]	9,482,986	10,114,715	7,011,278
Total Liabilities	14,324,005	15,129,860	13,062,732

35

Account	2012 1H (January 1, 2012 ~June 30, 2012)	2011	2010
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,227,692	1,227,692	1,158,539
[Retained Earnings]	38,782,240	38,122,620	35,706,778
[Other Equity]	(2,337,675)	(2,234,699)	(1,324,225)
Total Shareholders’ Equity	38,154,660	37,598,016	36,023,495
Total Sales	18,683,803	39,171,703	32,582,037
Operating Income	1,479,375	4,196,028	4,784,518
Net Income	1,242,522	3,188,845	3,784,361

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean — International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the first half of fiscal year of 2012.

(2)	Income Statements

Refer to the attached income statement for the first half of fiscal year of 2012.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

36

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2010~2011 and the First Half of Fiscal Year of 2012

(In millions of KRW)

Account	2012 1H (January 1, 2012 ~ June 30, 2012)	2011	2010
[Current Assets]	35,287,972	33,556,911	27,672,377
Cash & Cash equivalents	4,973,305	4,598,682	3,521,045
Other Current Financial Instruments	3,427,825	3,656,270	4,383,302
Accounts Receivable	12,666,510	11,450,515	9,219,011
Inventories	11,498,045	12,283,644	9,559,206
Other Current Assets	2,722,287	1,567,800	989,813
[Non-current Assets]	44,562,668	44,851,927	41,746,049
Other Non-current Financial Instruments	4,554,271	5,125,672	6,417,038
Investment Securities	2,974,103	3,831,659	3,306,425
Tangible Assets	29,488,867	28,453,184	25,437,740
Good Will & Other Intangible Assets	5,563,280	5,244,928	4,619,169
Other Non-current Assets	1,982,147	2,196,484	1,965,677
Total Assets	79,850,640	78,408,838	69,418,426
[Current Liabilities]	20,584,505	19,605,357	18,276,777
[Non-current Liabilities]	17,721,705	18,073,561	12,604,482

37

Total Liabilities	38,306,210	37,678,918	30,881,259
[Controlling Interest]	38,693,565	38,356,350	36,575,685
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,047,492	1,150,452	1,101,561
Retained Earnings	39,260,921	38,709,475	35,887,696
Other Controlling Interest	(2,097,250)	(1,985,980)	(895,975)
[Minority Interest]	2,850,864	2,373,570	1,961,482
Total Shareholders’ Equity	41,544,430	40,729,920	38,537,167
Total Sales	32,796,884	68,938,725	47,887,255
Operating Income	1,852,645	5,408,101	5,433,520
Consolidated Net Profit	1,101,395	3,714,286	4,185,651
[Controlling Interest]	1,138,831	3,648,136	4,105,623
[Minority Interest]	(37,436)	66,150	80,029
Consolidated Total Comprehensive Income	950,210	2,442,377	4,765,441
[Controlling Interest]	1,006,757	2,530,437	4,639,672
[Minority Interest]	(56,547)	(88,060)	125,769
Number of Consolidated Companies	222	220	173

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first half of fiscal year of 2012.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the first half of fiscal year of 2012.

38

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

39

Composition of the Special Committees under the Board of Directors and their Functions (August 10, 2012)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Young-Sun Han, Joon-Ho Lee, Chang-Hee Kim, Joon-Sik

•   Reviews the qualifications of potential candidates for Directors

•   Proposes nominees for the Outside Directors

•   Advances the nomination process  for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Byun, Dae-Gyu Han, Joon-Ho Nam, YongPark, Sang-Kil	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors
Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Nam, Yong Byun, Dae-Gyu James B. BemowskiCho, Noi- Ha Park, Ki-Hong

•   Advances deliberation of new investments in other companies

•   Revises the internal regulations regarding the operation of the Board of Directors

•   Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee Park, Sang-Kil Lee, Young-Sun

•   Audits the accounting system and business operations

•   Examines the agenda for  financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee Park, Sang-Kil Lee, Young-Sun

•   Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•   Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang Park, Han-Yong Cho, Noi-Ha Park, Ki-Hong Kim, Joon-Sik

•   Oversees decisions with respect to our operational and management matters

•   Reviews management’s proposal for new strategic initiatives

•   Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•   Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

40

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

Composition of the Director Candidate Recommendation Committee

•	Effective Date: March 16, 2012

Lee, Young-Sun (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be Outside Directors> • Outside Directors (3), Inside Director (1): Pursuant to Article 542-8 of the Korean Commercial Code
Han, Joon-Ho (Member)	Outside Director
Lee, Chang-Hee (Member)	Outside Director
Kim, Joon-Sik (Member)	Inside Director

(3)	List of Outside Directors (as of June 30, 2012)

Name	Experience	Relation with Majority Shareholder	Remarks

Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None	Chairman Board of Directors

Lee, Young-Sun	• Former President of Hallym University • Former Professor of Yonsei University	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None

Nam, Yong	• Former Vice Chairman and CEO, LG Electronics • Former President of Strategic Business Initiatives, LGCorporation Co., Ltd • Former President and CEO, LG Telecom, Ltd.	None

Byun, Dae-Gyu	• Chairman and CEO, Humax Co., Ltd. • Member of National Science and Technology • Council - Full member of the National Academy of Engineering of Korea	None

41

Name	Experience	Relation with Majority Shareholder	Remarks
Park, Sang-Kil	• Attorney at Law, Kim and Chang • Prosecutor General, Daejeon High Prosecutor’s Office • Prosecutor General, Busan High Prosecutor’s Office	None
James B. Bemowski	• Vice Chairman & CEO, Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

List of Key Activities of the Board of Directors (January 1, 2012 – August 28, 2012)

Session	Date	Agenda	Approval

2012-1	January 17

1.      Approval of the financial statements for the forty-fourth fiscal year and the convocation schedule for the forty-fourth general meeting of shareholders

2.      Plan for capital increase in POSTECH VENTURE CAPITAL CORPORATION

3.      Contribution plan for Pohang Scholarship Foundation

4.      Contribution plan for POSCO Employee Welfare Fund

5.      Investment plan for Roy Hill iron ore project (2nd Phase)

6.      Investment for the establishment of POSCO-Africa

7.      Contribution of the thermal surveillance equipment for Young-Il Bay

8.      Recommendation of a candidate for the Inside Director position

(Candidate for the Chief Executive Officer)

All 8 Cases Approved

2012-2	February 23

1.      Recommendation of candidates for the Inside Director position

(Excluding the candidate for the Chief Executive Officer)

2.      Payment of special remuneration for meritorious services to the Late Honorary Chairman Park, Tae-Joon

3.      Agenda for the forty-fourth general meeting of shareholders

All 3 Cases Approved

2012-3	March 16

1.      Appointment of the chairman of the Board of Directors

2.      Appointment of the special committee members

3.      Approval of the designation of the Chief Executive Officer

4.      Approval of designation of Representative Directors and Inside Directors

5.      Contribution to the Foundation for Supporting Victims of Compulsory Mobilization by Japan

All 5 Cases Approved

42

2012-4	May 11

1.      Amendment to the operating regulations for the Board of Directors’ Meeting

2.      Appointment of a compliance officer & establishment of the compliance standards

3.      Contribution to POSCO Educational Foundation

4.      Contribution to Benefit Sharing Performance Reward

5.      Plan for the transaction with Daewoo International in 2012

6.      Change of the long-term incentives payment method

All 6 Cases Approved

2012-5	August 10

1.      Disposal plan of POSCO Specialty Steel Co., Ltd.’s securities hold by POSCO for initial public offering of POSCO Specialty Steel Co., Ltd,

2.      In-kind contribution for the district heating business in Pohang

3.      Investment plan for the Coburn Zircon/Titanium project

4.      Distribution of 2012 interim dividend

5.      Business plan of POSCO Process & Service Co., Ltd. for the fiscal year of 2012

All 5 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2012 – August 28, 2012)

2012-1	January 17	7
2012-2	February 23	7
2012-3	March 16	7
2012-4	May 11	6
2012-5	August 10	6

(4)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2012 – March 16, 2012)

Session	Date	Agenda	Approval
2012-1	February 21	1. Assessment of qualifications of the Inside Directors 2. Assessment of qualifications and recommendation of the Outside Directors	— Approved

2012-2	March 16	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

43

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2012 – August 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 17	Evaluation of the management result for the fiscal year of 2011	Approved
2012-2	February 23	Payment of special remuneration for meritorious services to the Late Honorary Chairman Park, Tae-Joon	—
2012-3	May 11	Change of the long-term incentives payment method	—

(c)	Major Activities of Finance and Operation Committee (January 1, 2012 – August 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 16

1.      Investment plan for Roy Hill iron ore project (2nd Phase)

2.      Investment for the establishment of POSCO-Africa

3.      Contribution of the thermal surveillance equipment for Young-Il Bay

4.      Increased the upper limit for the guaranteed amount for POSCO Assan TST

5.      Contribution to Disaster Relief Fund

— — — Approved Approved

2012-2	May 11

1.      Amendment to the operating regulations for the Board of Directors’ Meeting

2.      Contribution to Benefit Sharing Performance Reward

3.      Participation in the project to support the partnerships for the purpose of productivity innovation among large and small companies

4.      Donation to 2012 Pyongchang Winter Special Olympics Organizing Committee

Approved Approved

2012-3	August 10	Investment plan for the Coburn Zircon/Titanium project

(d)	Major Activities of Related Party Transaction Committee (January 1, 2012 – August 28, 2012)

Session	Date	Agenda	Approval

2012-1	January 16	1. Plan for a capital increase in POSTECH VENTURE CAPITAL CORPORATION 2. Contribution plan for the Pohang Scholarship Foundation 3. Contribution plan for the POSCO Employee Welfare Fund 4. Review of the operation of the Fair Trading Program	—

2012-2	May 10	Contribution to POSCO Educational Foundation	—

2012-3	August 9

1.      Reporting the operation of the Fair Trading Program for the first half of fiscal year of 2012

2.      In-kind contribution for the district heating business in Pohang

3.      Participation in a capital increase of POSCO ENERGY Corporation

Approved

44

(e)	Major Activities of Executive Management Committee (January 1, 2012 – August 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 31

1.      Plan for POSPIA 3.0 business

2.      Plan for the sale of technology to PT.KRAKATAU POSCO

3.      Increase of investment amount for the establishment of a hot-rolled steel coil production line at Gwangyang Steel Works

Approved Approved Approved

2012-2	April 3	Disposal of the investment securities to improve the financial soundness	Approved

2012-3	May 4	Plan for capital increase in POSTECH VENTURE CAPITAL CORPORATION	Approved

2012-4	June 7

1.      Establishment of Taein #2 bridge in Gwangyang

2.      Disposal of the education facilities purchased for improvement of global ability

3.      Closing of the shareholder book for the distribution of 2012 interim dividend

Approved Approved Approved

2012-5	July 3	In-kind contribution for the district heating business in Pohang

2012-6	August 7	1. Disposal plan of POSCO Specialty Steel Co., Ltd.’s securities hold by POSCO for initial public offering of POSCO Specialty Steel Co., Ltd, 2. Plan for the Fe powder business	Approved

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of four Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (chairman), Lee, Young-Sun and Park, Sang-Kil.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

45

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Park, Sang-Kil Lee, Young-Sun	Satisfies the requirements stipulated in the articles of incorporation	Chairman

Changes After December 31, 2011

•	Lee, Chang-Hee was reelected, and Lee, Young-Sun was newly elected on March 16, 2012.

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2012 – August 28, 2012)

Session	Date	Agenda	Approval
2012-1	January 16	• Report Agenda • Reporting of the operations of the internal accounting control system for the fiscal year of 2011

2012-2	February 13

• Deliberation Agenda

•        Assessment of the operations of the internal accounting control system for the fiscal year of 2011

•        Internal audit result for the non-consolidated financial statements of the fiscal year of 2011

•        Report Agenda

•        Audit result for the non-consolidated financial statements of the fiscal year of 2011 by external auditors

•        Compensation for damages for the acquisition of Daewoo International

Approved Approved

2012-3	February 23	• Deliberation Agenda • Internal audit result for the revised financial statements of the fiscal year of 2011	Approved

2012-4	March 16	• Deliberation Agenda • Appointment of a chairman of the Audit Committee	Approved

46

Session	Date	Agenda	Approval
2012-5	March 22

•        Deliberation Agenda

•        Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries

•        Report Agenda

•        External audit result for the fiscal year of 2011 (Consolidated)

•        Internal audit result for the fiscal year of 2011 (Consolidated)

Approved

2012-6	May 10

•        Deliberation Agenda

•        Revision of the regulation of the Audit Committee

•        Approval of non-audit services for POSCO Specialty Steel Co., Ltd.

•        Approval of non-audit services for POSCO Research Institute

•        Report Agenda

•        Approval of audit service for POSCO Thainox Co., Ltd.

•        Internal audit result for the first quarter of 2012(Consolidated)

•        External audit result for the first quarter of 2012(Consolidated)

•        Audit result of Form 20-F for the fiscal year 2011

•        Audit plans for the fiscal year of 2012

Approved Approved Approved

2012-7	August 9

•        Deliberation Agenda

•        Approval of non-audit services for POSCO E&C Co., Ltd.

•        Report Agenda

•        Approval of audit and non-audit services for POSCO Specialty Steel Co., Ltd.

•        Internal audit result for the second quarter of 2012(Consolidated)

•        External audit result for the second quarter of 2012(Consolidated)

•        Reporting result of audit for the first half of the fiscal year 2012

Approved

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

47

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In KRW)

Category	Total Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	2,794million	7 billion
Outside Director	456 million
Members of the Audit Committee	352 million
Total	3502 million

Payment Period: January 1, 2012 ~ June 30, 2012.

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	List of Stock Options Presented to the Executives

(As of June 30, 2012)

Date of Grant		Number of Share			Exercising	Exercising
	Name	Grant	Exercise	Remaining	Period	Price
	Yong Ghul Yoon	10,000	10,000-	—
	Noi Ha Cho	10,000	10000-
April 28, 2005	Wook Sun	2,000	2,000	—	April 29, 2007	~~W~~194,900
	Charles Ahn	2,000	2000-	0	~April 28, 2012
	Jong Doo Choi	2,000	2,000	—
	Total	26,000	26,000	—	—	—

The stock option program was terminated on the thirty eighth general meeting of shareholders (February 24, 2006).

48

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2012, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2012 and 2011, and the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information (“the condensed consolidated interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Company as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 8, 2012, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

August 24, 2012

This report is effective as of August 24, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial information. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	June 30, 2012		December 31, 2011
Assets
Cash and cash equivalents	18	~~W~~	4,973,304	4,598,682
Trade accounts and notes receivable, net	4,18,28		12,666,510	11,450,515
Other short-term financial assets	5,18,28		3,427,825	3,656,270
Inventories	6		11,498,045	12,283,644
Income tax refund receivable			18,188	18,621
Assets held for sale	7		1,150,720	329,037
Other current assets	12		1,553,380	1,220,142

Total current assets			35,287,972	33,556,911

Long-term trade accounts and notes receivable, net	4,18		148,655	183,061
Other long-term financial assets	5,18		4,554,271	5,125,672
Investments in associates	8		2,974,103	3,831,659
Investment property, net	9		524,699	527,533
Property, plant and equipment, net	10		29,488,867	28,453,184
Intangible assets, net	11		5,563,280	5,244,928
Deferred tax assets			914,366	855,603
Other long-term assets	12		394,427	630,287

Total non-current assets			44,562,668	44,851,927

Total assets		~~W~~	79,850,640	78,408,838

See accompanying notes to condensed consolidated interim financial statements.

POSCO

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	June 30, 2012		December 31, 2011
Liabilities

Trade accounts and notes payable	18,28	~~W~~	4,380,600	4,397,279
Short-term borrowings and current installments of long-term borrowings	13,18		11,320,554	10,791,510
Other short-term financial liabilities	14,18,28		1,673,689	1,811,190
Current income tax liabilities			374,035	509,709
Liabilities related to assets held for sale	7		—	226,607
Provisions	15		91,176	69,432
Other current liabilities	17,28		2,744,451	1,799,631

Total current liabilities			20,584,505	19,605,358

Long-term trade accounts and notes payable	18,28		—	383
Long-term borrowings, excluding current installments	13,18		15,484,137	16,020,207
Other long-term financial liabilities	14,18,28		308,478	350,560
Defined benefits liabilites	16		351,592	340,467
Deferred tax liabilities			1,392,181	1,168,097
Long-term provisions	15		107,938	109,343
Other long-term liabilities	17		77,379	84,503

Total non-current liabilities			17,721,705	18,073,560

Total liabilities		~~W~~	38,306,210	37,678,918

Equity

Share capital	19	~~W~~	482,403	482,403
Capital surplus	19		1,047,492	1,150,452
Reserves	20		294,156	405,426
Treasury shares	21		(2,391,406)	(2,391,406)
Retained earnings			39,260,921	38,709,475

Equity attributable to owners of the controlling company			38,693,566	38,356,350
Non-controlling interests			2,850,864	2,373,570

Total equity		~~W~~	41,544,430	40,729,920

Total liabilities and equity		~~W~~	79,850,640	78,408,838

See accompanying notes to condensed consolidated interim financial statements.

POSCO

Condensed Consolidated Interim Statements of Comprehensive Income

For three-month and six-months periods ended June 30, 2012 and 2011

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share information)	Notes	2012		2011	2012	2011
Revenue	28,31	~~W~~	16,488,239	17,046,753	32,796,884	33,297,317
Costs of sales	24,28		(14,281,827)	(14,375,839)	(28,912,309)	(28,454,339)

Gross profit			2,206,412	2,670,914	3,884,575	4,842,978

Selling and administrative expenses	22,24,28
Administrative expenses			(496,722)	(489,505)	(1,011,435)	(986,623)
Selling expenses			(431,309)	(384,262)	(850,448)	(756,639)

			(928,031)	(873,767)	(1,861,883)	(1,743,262)
Other operating income	23,28		164,946	37,980	279,478	115,704
Other operating expenses	23,24,28		(378,461)	(88,676)	(449,525)	(113,098)

Operating profit			1,064,866	1,746,451	1,852,645	3,102,322
Non-operating income and expenses
Share of profit (loss) of equity-accounted investees	8		(5,285)	34,772	12,118	13,425
Finance income	18,25		325,156	625,532	1,112,296	1,447,878
Finance costs	18,25		(649,321)	(581,533)	(1,366,130)	(1,302,712)

Profit before income tax expense	31		735,416	1,825,222	1,610,929	3,260,913
Income tax expense	26		(269,660)	(453,238)	(509,534)	(795,867)

Profit for the period	31		465,756	1,371,984	1,101,395	2,465,046
Other comprehensive income (loss), net of tax
Capital adjustment arising from investments in equity-method investees			(123,885)	(55,523)	(23,133)	(37,066)
Net changes in fair value of available-for-sale investments			(403,809)	(258,817)	(97,582)	(526,835)
Foreign currency translation differences			(129,455)	(39,541)	(18,680)	(127,933)
Defined benefit plan actuarial gains (losses)			(22,502)	(59,846)	(11,789)	12,915

Total comprehensive income (loss) for the period, net of tax		~~W~~	(213,895)	958,257	950,211	1,786,127

Profit (loss) attributable to:
Owners of the controlling company		~~W~~	509,293	1,322,857	1,138,831	2,413,579
Non-controlling interests			(43,537)	49,127	(37,436)	51,467

Profit for the period		~~W~~	465,756	1,371,984	1,101,395	2,465,046

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(106,111)	931,384	1,006,757	1,898,554
Non-controlling interests			(107,784)	26,873	(56,546)	(112,427)

Total comprehensive income (loss) for the period		~~W~~	(213,895)	958,257	950,211	1,786,127

Basic and diluted earnings per share	27	~~W~~	6,593	17,126	14,743	31,240

See accompanying notes to condensed consolidated interim financial statements.

POSCO

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

	Owners of the Controlling Company							Non-
(in millions of Won)	Share Capital		Capital Surplus	Reserves	Treasury Shares	Retained Earnings	Sub Total	Controlling Interests	Total
Balance as of January 1, 2011	~~W~~	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167
Comprehensive income :
Profit for the period		—	—	—	—	2,413,579	2,413,579	51,467	2,465,046
Net changes in accumulated comprehensive loss of investments in associates, net of tax		—	—	(31,967)	—	—	(31,967)	(5,099)	(37,066)
Net changes in fair value of available-for-sale investments, net of tax		—	—	(524,965)	—	—	(524,965)	(1,870)	(526,835)
Foreign currency translation differences, net of tax		—	—	21,924	—	—	21,924	(149,857)	(127,933)
Defined benefit plan actuarial gains (losses), net of tax		—	—	—	—	19,983	19,983	(7,068)	12,915

Total comprehensive income		—	—	(535,008)	—	2,433,562	1,898,554	(112,427)	1,786,127

Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,808)	(594,555)
Changes in subsidiaries		—	—	—	—	—	—	73,774	73,774
Paid-in capital increase of subsidiaries		—	6,354	—	—	—	6,354	131,020	137,374
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	71,160	—	73,153	—	144,313	—	144,313
Others		—	(1,887)	5,273	—	(34,299)	(30,913)	1,767	(29,146)

Total transactions with owners of the Company		—	75,627	5,273	11,857	(612,046)	(519,289)	189,753	(329,536)

Balance as of June 30, 2011	~~W~~	482,403	1,177,188	977,553	(2,391,406)	37,709,213	37,954,951	2,038,807	39,993,758

See accompanying notes to condensed consolidated interim financial statements.

POSCO

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

	Owners of the Controlling Company							Non-
	Share		Capital		Treasury	Retained	Sub	Controlling
(in millions of Won)	Capital		Surplus	Reserves	Shares	Earnings	Total	Interests	Total
Balance as of January 1, 2012	~~W~~	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income :
Profit for the period		—	—	—	—	1,138,831	1,138,831	(37,436)	1,101,395
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	(24,369)	—	—	(24,369)	1,236	(23,133)
Net changes in fair value of available-for-sale investments, net of tax		—	—	(98,972)	—	—	(98,972)	1,390	(97,582)
Foreign currency translation differences, net of tax		—	—	363	—	—	363	(19,043)	(18,680)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(9,096)	(9,096)	(2,693)	(11,789)

Total comprehensive income		—	—	(122,978)	—	1,129,735	1,006,757	(56,546)	950,211

Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(579,333)	(579,333)	(18,721)	(598,054)
Changes in subsidiaries		—	—	—	—	—	—	4,709	4,709
Paid-in capital increase of subsidiaries		—	(102,913)	—	—	—	(102,913)	550,861	447,948
Others		—	(47)	11,708	—	1,044	12,705	(3,009)	9,696

Total transactions with owners of the Company		—	(102,960)	11,708	—	(578,289)	(669,541)	533,840	(135,701)

Balance as of June 30, 2012	~~W~~	482,403	1,047,492	294,156	(2,391,406)	39,260,921	38,693,566	2,850,864	41,544,430

See accompanying notes to condensed consolidated interim financial statements.

POSCO

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

(in millions of Won)	Notes	June 30, 2012		June 30, 2011
Cash flows from operating activities
Profit for the period		~~W~~	1,101,395	2,465,046
Adjustments for :
Depreciation			1,143,464	1,016,081
Amortization			69,344	50,600
Finance income			(707,950)	(940,500)
Finance costs			915,785	835,181
Income tax expense			509,534	795,867
Gain on disposals of property, plant, and equipment			(8,003)	(8,353)
Loss on disposals of property, plant, and equipment			31,185	30,078
Share of profit of equity-accounted investees			(12,118)	(13,425)
Accrual of severance benefits			110,347	118,653
Bad debt expenses			(8,135)	80,811
Impairment loss of assets held for sale			258,381	—
Gain on disposals of assets held for sale			(147,459)	—
Others			64,509	77,776

			2,218,884	2,042,769

Changes in opeating assets and liabilities	30		(269,854)	(3,281,445)

Interest received			147,290	98,560
Interest paid			(431,722)	(367,873)
Dividends received			119,299	177,191
Income taxes paid			(421,335)	(794,578)

Net cash provided by operating activities			2,463,957	339,670

Cash flows from investing activities
Disposals of short-term financial instruments			1,798,442	3,849,297
Repayments of loans			173,435	119,253
Disposals of available-for-sale investments			632,013	12,554
Disposals of other investment assets			2,237	39
Disposals of investments of equity-accounted investees			—	1,205
Disposals of property, plant and equipment			14,975	104,464
Disposals of intangible assets			5,342	4,267
Cash received from disposals of business			10,365	—
Acquisitions of short-term financial instruments			(1,564,985)	(2,578,359)
Issuance of loans			(199,844)	(388,295)
Acquisitions of available-for-sale investments			(120,120)	(187,737)
Acquistions of other investment assets			(2,219)	(5,280)
Acquisitions of investments of equity-accounted investees			(416,293)	(443,251)
Acquisitions of property, plant and equipment			(2,198,276)	(2,255,405)
Acquisitions of intangible assets			(382,267)	(221,815)
Cash received from (payment for) acquisitions of business			6,799	(85,392)
Other, net			69,071	105,894

Net cash used by investing activities		~~W~~	(2,171,325)	(1,968,561)

See accompanying notes to condensed consolidated interim financial statements.

POSCO

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

(in millions of Won)	Notes	June 30, 2012		June 30, 2011
Cash flows from financing activities
Proceeds from short-term borrowings		~~W~~	152,541	339,990
Proceeds from long-term borrowings			1,437,822	3,164,966
Disposals of treasury shares			—	164,384
Repayment of long-term borrowings			(1,080,069)	(603,169)
Acquisition of treasury shares			—	(61,296)
Payment of cash dividends			(597,788)	(577,747)
Other, net			205,646	35,004

Net cash provided by financing activities			118,152	2,462,132

Cash flows from foreign currency translation			(36,162)	(68,369)

Net increase in cash and cash equivalents			374,622	764,872

Cash and cash equivalents at beginning of the period			4,598,682	3,521,045

Cash and cash equivalents at end of the period		~~W~~	4,973,304	4,285,917

See accompanying notes to condensed consolidated interim financial statements.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2012

(Unaudited)

1. General Information

General information about POSCO, its 59 domestic subsidiaries, including POSCO Engineering & Construction Co., Ltd., 162 foreign subsidiaries, including POSCO America Corporation (collectively, “the Company”) and its 94 associates are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through nine of its overseas liaison offices.

As of June 30, 2012, the shares of POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of June 30, 2012 and December 31, 2011 are as follows:

		Ownership (%)						Region
		June 30, 2012			December 31, 2011
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	—	72.54	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research and Consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	69.38	30.62	100.00	69.38	30.62	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and Sales	94.74	—	94.74	100.00	—	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO Chemtech Company Ltd.	Manufacturing and selling	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH Co., Ltd.	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY Co., Ltd.	Generation of electricity	100.00	—	100.00	100.00	—	100.00	Seoul
Postech 2006 Energy Fund (*1)	Investment in new technologies	—	22.11	22.11	—	22.11	22.11	Seoul
PHP Co., Ltd.	Rental houses construction and management	—	100.00	100.00	—	100.00	100.00	Incheon
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	33.56	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering Company	Construction and engineering service	—	95.56	95.56	—	94.14	94.14	Seongnam
Pohang Feul Cell Co. Ltd.	Generation of electricity	—	100.00	100.00	—	100.00	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	—	100.00	100.00	—	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	—	65.00	65.00	—	65.00	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel Industries	—	100.00	100.00	—	100.00	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	—	97.79	97.79	—	97.79	97.79	Seongnam
POSCO AST Co., Ltd.	Steel manufacturing and Sales	100.00	—	100.00	100.00	—	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel, nickel alloy	—	—	—	—	100.00	100.00	Siheung
POS-HiMETAL Co., Ltd.	Steel manufacturing and Sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
POSCO E&E Co., Ltd.	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POMIC Co., Ltd.	Education services	—	100.00	100.00	—	100.00	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	—	85.25	85.25	—	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	81.00	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	—	65.84	65.84	—	65.84	65.84	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	86.87	86.87	—	70.00	70.00	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.49	86.49	—	86.49	86.49	Incheon
Postech Early Stage Fund (*1)	Financial investment	—	10.00	10.00	—	10.00	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Funds	Financial investment	69.93	30.07	100.00	69.93	30.07	100.00	Pohang

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

		Ownership (%)						Region
		June 30, 2012			December 31, 2011
	Principal Operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Domestic]
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	100.00	—	100.00	100.00	—	100.00	Incheon
Posgreen Co., Ltd.	Plastic manufacturing	—	60.00	60.00	—	60.00	60.00	Gwangyang
Daewoo International Corporation	Trading, Energy & Resource development	60.31	—	60.31	66.56	—	66.56	Seoul
POSCOLED Co., Ltd.	LED lightning	16.70	63.33	80.03	16.70	63.33	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	—	70.09	70.09	—	70.09	70.09	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	—	51.00	51.00	—	51.00	51.00	Pohang
PSC energy global Co., Ltd.	Business service	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
Shinan Energy Co., Ltd.	manufacturing & management	—	100.00	100.00	—	100.00	100.00	Mokpo
Reco Metal Co., Ltd.	Steel manufacturing	—	88.58	88.58	—	88.58	88.58	Hwaseong
NewAltec Co., Ltd.	Aluminum Products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power generation design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
BLUE O&M Co., Ltd	Service	—	100.00	100.00	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co., Ltd.	Electricity / wind power generation	—	64.00	64.00	—	—	—	Jeju
POS-HiAL Co., Ltd	Manufacture of Smelting Refining and Alloys of Aluminum	—	51.00	51.00	—	—	—	Yeongam
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	—	100.00	100.00	—	100.00	Hong Kong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
International Business Center Corporation	Leasing Service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	84.52	10.01	94.53	84.52	10.01	94.53	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	Hong Kong
POSCO-MKPC SDN BHD.	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BioVentures L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO E&C — Hawaii Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		June 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd. (formerly, POSCO-JNPC Co., Ltd.)	Steel manufacturing	—	88.02	88.02	—	90.00	90.00	Japan
POSCO-Foshan Steel Processing Center Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload Industry	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pujin Steel Material Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	84.84	15.16	100.00	80.68	19.32	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	66.40	10.00	76.40	76.40	—	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	89.58	—	89.58	89.58	—	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO-Philippine Manila Processing Center Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
Dalian POSCON Dongbang Automatic Co., Ltd.	Electrical control equipment manufacturing	—	70.00	70.00	—	70.00	70.00	China
SANPU TRADING CO.,LTD.	Transit trade	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO Mexico Human Tech.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd	Steel product sales	—	56.81	56.81	—	56.81	56.81	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX S.A.DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-URUGUAY S.A.	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel transit trading	—	51.00	51.00	—	51.00	51.00	Singapore
Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus(Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Islands
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C Venezuela C.A	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT. MRI	mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		June 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT DEC Indonesia	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel Logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., LTD	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO E&C — UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO Australia GP Limited	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International America Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Deutschland GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	—	—	—	—	100.00	100.00	China
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	—	—	—	—	100.00	100.00	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource Development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper industry	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo. Paper Co., Ltd	Paper industry	—	68.00	68.00	—	68.00	68.00	China
POSCO Mauritius Ltd.	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU STEEL POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
Daewoo International MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Energy Central Asia	Resource development	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO STC VIETNAM LTD.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	—	—	—	—	55.00	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	60.00	60.00	Sudan
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, LLC	Bio tech industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.36	50.94	29.58	21.36	50.94	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical industry	—	99.98	99.98	—	99.97	99.97	USA
PT. POSCO E&C Indonesia	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		June 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
Hume Coal Pty. Ltd.	Raw material manufacturing	—	70.00	70.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO Foundation	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	70.00	70.00	England
SANTOS CMI Construction Trading LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Costa Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH International INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	99.90	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	99.00	99.00	Chile
SANTOS CMI S.A.	Construction	—	70.00	70.00	—	70.00	70.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	95.00	95.00	Argentina
POSCO E&C Brazil Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon PLC	Resource development	—	100.00	100.00	—	100.00	100.00	Cameroon
POSCO ASSAN TST STEEL Industry	Resource development	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hong Kong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (Cambodia) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT.POSCO Resources Indonesia	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
PT. POSCO ICT Indonesia	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	—	60.00	60.00	—	100.00	100.00	Indonesia
PT. KRAKATAU POSCOPOWER	Manufacturing & management	—	90.00	90.00	—	70.00	70.00	Indonesia
POSCO RUS LLC.	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO-Thainox Public Company Limited.	Steel manufacturing	94.93	—	94.93	94.93	—	94.93	Thailand
Daewoo International Shanghai Waigaoqiao Co., Ltd.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO E&C Australia Pty Ltd.	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	73.53	14.71	88.24	China
Hunchun POSCO Logistics Co., Ltd.	Logistics	—	80.00	80.00	—	80.00	80.00	China
USA SRDC Corporation	Scrap sale	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT. Krakatau POSCO Chemtech Calcination	Manufacturing and selling	—	80.00	80.00	—	—	—	Indonesia

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

	Principal Operations	Ownership (%)						Region
		June 30, 2012			December 31, 2011
		POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total
[Foreign]
POSCO-Africa	Trading business	100.00	—	100.00	—	—	—	Republic of South Africa
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	Construction and engineering service	—	100.00	100.00	—	—	—	Costa Rica
POSCO ICT BRASIL PARTICIPACOES LTDA	IT service and engineering	—	100.00	100.00	—	—	—	Brazil
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	Scrap manufacturing	—	68.42	68.42	—	—	—	USA

(*1)	These subsidiaries are included in the consolidated financial statements as POSCO has control over them since POSTECH Venture Capital Corp. is taking a role as General Partnership and make a decision for overall operation of the funds.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	Summarized financial information of subsidiaries as of June 30, 2012 and December 31, 2011 are as follows:

1) As of and for the six-month period ended June 30, 2012

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	~~W~~	6,987,849	4,372,872	2,614,977	2,341,359	70,059
POSCO P&S Co., Ltd.		1,120,482	520,205	600,277	1,414,542	(17,157)
POSCO Coated & Color Steel Co., Ltd.		492,248	304,891	187,357	450,876	(34,827)
POSCO Plant Engineering Co., Ltd.		195,241	113,206	82,035	226,867	(7,483)
POSCO ICT Co., Ltd.		712,294	465,846	246,448	399,392	7,836
POSCO Research Institute		31,645	7,332	24,313	16,637	1,297
Seoung Gwang Co., Ltd.		84,227	35,546	48,681	6,655	878
POSCO Architects & Consultants Co., Ltd.		90,233	37,833	52,400	78,400	(2,423)
POSCO Specialty Steel Co., Ltd.		1,561,103	563,411	997,692	729,611	52,199
POSTECH Venture Capital Corp.		108,224	853	107,371	—	1,569
eNtoB Co., Ltd.		78,455	47,300	31,155	272,861	1,792
POSCO Chemtech Company Ltd.		530,782	169,203	361,579	651,871	40,587
POSCO Terminal Co., Ltd.		104,698	10,481	94,217	54,311	14,310
POSCO M-TECH Co., Ltd.		300,381	135,306	165,075	259,361	7,136
POSCO ENERGY Co., Ltd.		3,023,288	2,370,928	652,360	1,448,590	95,415
Postech 2006 Energy Fund		21,481	814	20,667	—	63
PHP Co., Ltd.		57,494	53,554	3,940	1,546	(3,999)
POSCO TMC Co., Ltd.		237,783	148,188	89,595	117,567	(1,233)
PNR Co., Ltd.		155,439	119,223	36,216	33,958	4,674
Megaasset Co., Ltd.		20,682	5,137	15,545	5,436	1,168
POSCO Engineering Company		509,058	366,058	143,000	344,701	(36,830)
Pohang Feul Cell Co. Ltd.		11,420	8,485	2,935	1,685	(535)
Pohang SPFC Co., Ltd.		27,359	20,825	6,534	32,233	765
POSWITH Co., Ltd.		5,243	2,748	2,495	7,304	(174)
BASYS INDUSTRY Co., Ltd.		541	128	413	47	(181)
POSTECH BD Newundertaking fund		89	—	89	—	(1)
POSBRO Co., Ltd.		105	—	105	—	(24)
POSCO AST Co., Ltd.		316,215	186,710	129,505	190,654	1,241
POS-HiMETAL Co., Ltd.		325,517	301,822	23,695	59,344	(16,003)
POSCO E&E Co., Ltd.		22,696	53	22,643	—	336
POMIC Co., Ltd.		4,998	2,684	2,314	10,602	334
POSFINE Co., Ltd.		61,760	50,327	11,433	6,667	(2,741)
POS ECO HOUSING Co., Ltd.		9,423	2,919	6,504	8,204	160
Mapo high broad parking Co., Ltd.		1,577	112	1,465	—	(100)

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Dakos Co., Ltd.	~~W~~	578	147	431	75	(33)
Kwang Yang SPFC Co., Ltd.		77,165	64,682	12,483	15,241	(2,994)
POSCALCIUM Company, Ltd.		8,182	6,092	2,090	89	(801)
Plant Engineering service Technology Co., Ltd.		2,920	843	2,077	3,698	250
9Digit Co., Ltd.		28,597	21,330	7,267	120,086	490
Postech Early Stage Fund (*2)		10,001	65	9,936	—	(33)
Busan E&E Co., Ltd.		56,738	13,654	43,084	—	43
POSCO Family Strategy Funds		57,806	250	57,556	—	128
POREKA Co., Ltd.		19,756	14,997	4,759	25,434	2,508
Songdo SE Co., Ltd.		1,777	351	1,426	1,523	56
Posgreen Co., Ltd.		7,741	3,385	4,356	2,446	394
Daewoo International Corporation		8,505,707	6,591,285	1,914,422	8,824,666	99,243
POSCOLED Co., Ltd.		23,034	4,079	18,955	11,166	(3,802)
Gunsan SPFC Co., Ltd.		54,901	34,109	20,792	32,747	(18)
POSCO NST Co., Ltd.		169,616	134,953	34,663	123,360	(2,351)
Pohang Scrap Recycling Center Co., Ltd.		18,493	2,853	15,640	2,553	683
PSC energy global Co., Ltd.		49,301	—	49,301	—	(1,097)
Suncheon Ecotrans Co., Ltd.		25,089	2,523	22,566	—	(82)
Shinan Energy Co., Ltd.		11,096	109	10,987	205	8
Reco Metal Co., Ltd.		15,633	15,993	(360)	3,521	(1,515)
NewAltec Co., Ltd.		126,792	28,292	98,500	51,973	1,675
PONUTech Co., Ltd.		142,373	98,314	44,059	19,078	(5,589)
BLUE O&M Co., Ltd		909	8	901	25	(86)
Tamra Offshore Wind Power Co., Ltd.		19,979	—	19,979	—	(150)
POS-HiAL Co., Ltd		12,924	2,400	10,524	—	(535)
[Foreign]
POSCO America Corporation		493,390	296,380	197,010	394,772	4,767
POSCO Australia Pty. Ltd.		1,110,351	393,926	716,425	65,647	37,756
POSCO Canada Ltd.		559,525	54,593	504,932	80,535	27,563
POSCO Asia Co., Ltd.		582,010	545,053	36,957	1,396,928	311
Dalian POSCO Steel Co., Ltd		40,446	54,381	(13,935)	15,465	(4,813)
POSCO-CTPC Co., Ltd.		87,802	55,297	32,505	64,294	414
POSCO-JKPC Co., Ltd.		91,769	70,414	21,355	57,360	3,530
International Business Center Corporation		86,156	53,698	32,458	12,366	5,670
POSCO E&C Vietnam Co., Ltd.		103,153	85,622	17,531	76,626	5,943
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,454,154	952,686	501,468	1,441,262	(77,654)
Guangdong Pohang Coated Steel Co., Ltd.		465,622	244,904	220,718	104,429	(8,618)
POSCO (Thailand) Company Ltd.		139,111	95,522	43,589	131,029	1,864

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Myanmar POSCO Steel Co., Ltd	~~W~~	24,964	4,889	20,075	15,258	2,105
POSCO-JOPC Co., Ltd.		77,048	71,747	5,301	51,000	615
POSCO Investment Co., Ltd.		724,980	623,709	101,271	6,632	3,301
POSCO-MKPC SDN BHD.		171,920	122,814	49,106	117,045	248
Qingdao Pohang Stainless Steel Co., Ltd.		228,785	129,833	98,952	280,188	(12,890)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		306,184	218,369	87,815	197,620	3,060
POSCO BioVentures L.P.		15,230	—	15,230	—	(1,078)
PT. POSNESIA		14,119	20	14,099	—	(16)
POSCO E&C — Hawaii Inc.		412	2	410	—	(2)
POS-Qingdao Coil Center Co., Ltd.		53,052	37,641	15,411	50,068	(249)
POS-Ore Pty. Ltd.		71,269	54,967	16,302	91,840	41,078
POSCO-China Holding Corp.		451,915	185,707	266,208	73,065	673
POSCO-Japan Co., Ltd.		984,999	867,829	117,170	847,648	(4,974)
POS-CD Pty. Ltd.		68,525	68,367	158	9,378	(4,428)
POS-GC Pty. Ltd.		84,131	43,315	40,816	8,584	(5,919)
POSCO-India Private Ltd.		137,552	1,140	136,412	—	(794)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		200,928	187,520	13,408	116,848	(8,357)
POSCO-JNPC Co., Ltd.		262,377	237,888	24,489	182,517	5,633
POSCO-Foshan Steel Processing Center Co., Ltd.		173,273	130,174	43,099	245,185	64
POSCO E&C (China) Co., Ltd.		117,079	76,236	40,843	71,543	3,264
POSCO MPC S.A. de C.V.		216,788	192,506	24,282	178,719	(1,918)
Zhangjigang Pohang Port Co., Ltd.		25,919	10,634	15,285	3,207	(102)
Qingdao Pujin Steel Material Co., Ltd		11,439	9,487	1,952	24,300	(228)
POSCO-Vietnam Co., Ltd.		751,051	680,965	70,086	434,220	(13,084)
POSCO-Mexico Co., Ltd.		751,106	493,088	258,018	222,419	(3,517)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		98,686	80,325	18,361	74,382	(435)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		58,616	42,629	15,987	50,660	3,574
POS-NP Pty. Ltd.		65,377	21,174	44,203	18,862	1,798
POSCO-Vietnam Processing Center Co., Ltd.		76,764	55,855	20,909	65,104	56
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		71,726	62,472	9,254	41,107	(476)
Suzhou POS-CORE Technology Co., Ltd.		60,727	34,129	26,598	54,248	639
POSCO-Malaysia SDN. BHD.		84,907	109,056	(24,149)	80,675	(351)
POS-Minerals Corporation		113,701	—	113,701	—	(41)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		61,869	38,692	23,177	39,349	(534)
POSCO E&C India Private Ltd.		38,270	30,721	7,549	35,026	3,437
POSCO E&C SMART		10,945	9,446	1,499	18,551	861

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POSCO-Philippine Manila Processing Center Inc.	~~W~~	29,555	19,471	10,084	19,885	379
Dalian POSCON Dongbang Automatic Co., Ltd.		8,097	3,144	4,953	1,489	155
SANPU TRADING CO.,LTD.		1,864	19	1,845	46	19
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		9,866	4,976	4,890	25,987	78
POSCO Mexico Human Tech.		514	522	(8)	2,976	(141)
POSCO Mexico East Steel Distribution Center Co., Ltd		12,523	437	12,086	2,455	(90)
POSCO ICT-China		2,162	1,709	453	2,674	16
DWEMEX S.A.DE C.V.		218	57	161	—	(6)
POS MPC Servicios de C.V.		740	530	210	2,802	38
POSCO-URUGUAY S.A.		22,146	69	22,077	—	(211)
POSCO South East Asia Pte. Ltd.		8,608	5,728	2,880	41,738	247
Europe Steel Distribution Center		7,138	1,575	5,563	6,326	73
VECTUS Ltd.		2,817	5,760	(2,943)	2,062	(879)
POSCO VST Co., Ltd.		439,022	359,546	79,476	165,054	(8,728)
POSCO Maharashtra Steel Pvt. Ltd.		578,900	348,033	230,867	16,487	(19,798)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		110,226	102,676	7,550	87,181	(1,187)
POSCO Turkey Nilufer Processing Center Co., Ltd.		52,566	41,831	10,735	21,845	1,285
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		54,051	46,154	7,897	39,968	458
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		79,524	56,473	23,051	57,205	75
POSCO-Indonesia Jakarta Processing Center		69,488	63,569	5,919	41,011	(1,471)
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		11,598	16,946	(5,348)	434	(184)
POSCORE-INDIA		9,718	7,518	2,200	9,165	(121)
POSCO America Alabama Processing Center Co., Ltd.		56,377	43,861	12,516	53,611	(492)
PT DEC Indonesia		4,329	4,622	(293)	130	(127)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		46,391	30,587	15,804	25,577	(335)
POSCO India Steel Distribution Center Private Ltd.		4,683	2,060	2,623	316	(211)
POSCO China Dalian Plate Processing Center Co., Ltd.		70,385	35,108	35,277	19,220	(4,257)
POSCO-South Asia Co., Ltd.		12,774	118	12,656	3,359	(545)
POSCO SS-VINA Co., LTD		121,204	758	120,446	—	(1,115)
POSCO WA Pty. Ltd.		244,364	—	244,364	—	(26,145)
POSCO E&C — UZ		5,049	4,303	746	745	383
POSCO Australia GP Limited		71,983	4	71,979	—	(51,535)
Daewoo International America Corp.		370,964	325,721	45,243	507,760	2,801
Daewoo International Deutschland GmbH		105,877	96,186	9,691	157,621	121

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Daewoo International Japan Corp.	~~W~~	259,153	250,366	8,787	407,629	408
Daewoo International Singapore Pte. Ltd.		77,984	72,969	5,015	304,272	362
Daewoo Italia S.r.l.		79,514	75,697	3,817	144,875	360
Daewoo (China) Co., Ltd.		62,777	13,310	49,467	34,683	1,102
Daewoo Textile Fergana LLC		61,267	60,485	782	66,541	2,261
Daewoo Textile Bukhara LLC		46,311	45,391	920	22,132	(1,290)
Daewoo International Australia Holdings Pty. Ltd.		154,387	18,266	136,121	1,440	(944)
Daewoo Paper Manufacturing Co., Ltd.		77,215	75,280	1,935	32,305	(2,498)
Tianjin Daewoo Paper Co., Ltd		14,507	32,844	(18,337)	—	—
POSCO Mauritius Ltd.		25,128	13	25,115	—	(15)
PT. KRAKATAU STEEL POSCO		1,142,163	235,166	906,997	—	(7,325)
MYANMAR Daewoo LTD.		6,130	278	5,852	530	343
Daewoo International MEXICO S.A. de C.V.		83,668	78,231	5,437	147,523	1,517
Daewoo International Guangzhou Corp.		13,103	4,771	8,332	23,723	(1,002)
Daewoo Energy Central Asia		15,256	—	15,256	—	—
DAEWOO STC VIETNAM LTD.		1,904	144	1,760	1,016	91
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		90,699	78,243	12,456	130,326	108
Daewoo International Corporation (M) SDN BHD		18,220	15,656	2,564	21,069	220
Daewoo International SHANGHAI CO., LTD.		65,942	55,885	10,057	48,704	(916)
PGSF, LLC		4,025	2	4,023	—	(980)
Xenesys Inc.		10,582	481	10,101	1,133	(1,202)
Daewoo International INDIA Private Ltd.		1,883	296	1,587	702	(309)
TECHREN Solar, LLC		6,741	—	6,741	—	(1,224)
PT. POSCO E&C Indonesia		57,191	49,309	7,882	75,031	4,699
Hume Coal Pty. Ltd.		31,523	1,426	30,097	—	(145)
POSCO Foundation		197	2	195	—	(2)
EPC EQUITIES LLP		29,058	28,961	97	—	(11)
SANTOS CMI Construction Trading LLP		11,693	11,659	34	1,712	(75)
SANTOS CMI INC. USA		26,768	24,874	1,894	25,197	902
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		23,632	15,726	7,906	14,148	(147)
SANTOS CMI PERU S.A.		43,892	38,510	5,382	50,940	(224)
SANTOS CMI COSTA RICA S.A.		12,087	11,810	277	—	(108)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		113	78	35	—	(9)
GENTECH International INC.		1,473	1,401	72	22	(355)
EPC INVESTMENTS C.V.		116	19	97	—	—
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		113	3	110	—	(3)

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
ASESORiA Y SERVICIOS EPC S.A CHILE	~~W~~	908	284	624	850	435
SANTOS CMI S.A.		44,706	31,782	12,924	21,181	3
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		6,562	999	5,563	605	(413)
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		135	107	28	157	(63)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		8,191	4,739	3,452	9,185	851
VAUTIDAMERICAS S.A.		4,278	1,194	3,084	617	(228)
SANTOS CMI Constructions Argentina S.A.		72	30	42	—	7
POSCO E&C Brazil Ltd.		381,824	366,473	15,351	2,769	4,172
POSCO Electrical Steel India Private Limited		79,320	38,293	41,027	—	(595)
Daewoo International Cameroon PLC		1,234	—	1,234	—	—
POSCO ASSAN TST STEEL Industry		287,520	133,462	154,058	—	629
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		162,914	176,497	(13,583)	—	(9,220)
DAESAN (Cambodia) Co., Ltd.		30,154	35,668	(5,514)	—	(4)
Brazil Sao Paulo Steel Processing Center Co., Ltd		24,252	—	24,252	—	—
POSCO(Dalian) IT Center Development Co., Ltd.		151,182	2,839	148,343	—	(2,254)
PT.POSCO Resources Indonesia		3,350	21	3,329	—	(483)
PT. POSCO ICT Indonesia		2,610	2,570	40	—	(464)
PT. POSCO M-Tech Indonesia		5,589	31	5,558	1,285	95
PT. KRAKATAU POSCOPOWER		80,033	475	79,558	—	(258)
POSCO RUS LLC.		9,381	6,391	2,990	1,794	(572)
POSCO-Thainox Public Company Limited.		524,482	195,413	329,069	265,988	(5,369)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		16,840	15,818	1,022	108,174	474
PT. Bio Inti Agrindo		30,000	15,447	14,553	—	(80)
POSCO E&C Australia Pty Ltd.		6,299	6,047	252	8,215	501
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		20,244	1,893	18,351	—	(177)
Hunchun POSCO Logistics Co., Ltd.		23,473	4	23,469	—	(115)
USA SRDC Corporation		312	—	312	—	—
Daewoo International Vietnam Co., Ltd.		5,030	316	4,714	1,130	114
PT. Krakatau POSCO Chemtech Calcination		10,793	1,973	8,820	—	(233)
POSCO-Africa		4,883	40	4,843	—	(462)
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.		1,092	939	153	708	136
POSCO ICT BRASIL PARTICIPACOES LTDA		865	—	865	—	—
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.		2,041	1,754	287	2,042	(203)

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

2) As of and for the year ended December 31, 2011

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	~~W~~	6,819,542	4,260,627	2,558,915	6,142,026	109,921
POSCO P&S Co., Ltd.		1,017,070	472,175	544,895	3,141,999	19,234
POSCO Coated & Color Steel Co., Ltd.		521,471	297,947	223,524	956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		208,084	117,629	90,455	597,508	6,758
POSCO ICT Co., Ltd.		687,657	446,640	241,017	983,649	30,578
POSCO Research Institute		29,320	6,304	23,016	30,844	216
Seoung Gwang Co., Ltd.		82,671	34,868	47,803	14,652	2,522
POSCO Architects & Consultants Co., Ltd.		93,268	40,458	52,810	196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,582,832	691,581	891,251	1,662,896	127,573
POSTECH Venture Capital Corp.		34,222	1,094	33,128	—	1,041
eNtoB Co., Ltd.		99,382	69,607	29,775	634,830	1,249
POSCO Chemtech Company Ltd.		479,615	152,416	327,199	1,186,623	92,391
POSCO Terminal Co., Ltd.		96,806	15,145	81,661	100,710	22,955
POSCO M-TECH Co., Ltd.		316,953	153,876	163,077	602,155	12,447
POSCO ENERGY Co., Ltd.		2,891,382	2,327,398	563,984	1,863,670	25,152
Postech 2006 Energy Fund		21,662	1,042	20,620	—	(202)
PHP Co., Ltd.		66,461	58,521	7,940	4,456	483
POSCO TMC Co., Ltd.		204,738	113,595	91,143	219,580	5,746
PNR Co., Ltd.		159,076	129,198	29,878	74,013	13,366
Megaasset Co., Ltd.		23,757	9,354	14,403	63,667	5,794
POSCO Engineering Company		508,290	341,946	166,344	980,340	3,225
Pohang Fuel Cell Co. Ltd.		12,061	8,592	3,469	2,235	(286)
Pohang SPFC Co., Ltd.		10,021	4,221	5,800	38,117	1,170
POSWITH Co., Ltd.		5,129	2,460	2,669	13,745	151
BASYS INDUSTRY Co., Ltd.		967	266	701	2,500	369
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		126	—	126	—	(54)
POSCO AST Co., Ltd.		316,695	163,548	153,147	365,682	4,972
DaiMyung TMS Co., Ltd.		28,350	52,497	(24,147)	6,265	(3,695)
POS-HiMETAL Co., Ltd.		309,369	268,788	40,581	34,682	(28,857)
POSCO E&E Co., Ltd.		22,435	127	22,308	—	508
POMIC Co., Ltd.		4,411	2,431	1,980	21,111	317
POSFINE Co., Ltd.		62,775	48,146	14,629	2,285	(3,847)
POS ECO HOUSING Co., Ltd.		8,190	1,846	6,344	13,629	265
Mapo high broad parking Co., Ltd.		1,676	110	1,566	—	(355)
Dakos Co., Ltd.		783	321	462	225	(58)

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kwang Yang SPFC Co., Ltd.	~~W~~	68,279	52,806	15,473	4,686	(2,156)
POSCALCIUM Company, Ltd.		8,403	7,004	1,399	106	(1,353)
Plant Engineering service Technology Co., Ltd.		2,327	500	1,827	6,259	354
9Digit Co., Ltd.		33,820	27,091	6,729	58,341	(308)
Postech Early Stage Fund		10,034	65	9,969	—	(31)
Busan E&E Co., Ltd.		44,731	1,687	43,044	—	127
POSCO Family Strategy Funds		57,678	250	57,428	—	290
POREKA Co., Ltd.		15,131	12,880	2,251	20,785	1,158
Songdo SE Co., Ltd.		1,652	282	1,370	2,761	77
Posgreen Co., Ltd.		8,225	4,280	3,945	2,944	(33)
Daewoo International Corporation		7,823,738	6,302,994	1,520,744	18,758,511	160,088
POSCOLED Co., Ltd.		28,717	5,917	22,800	14,063	(5,355)
Gunsan SPFC Co., Ltd.		51,483	30,673	20,810	53,797	(236)
POSCO NST Co., Ltd.		158,470	121,493	36,977	202,334	(803)
Pohang Scrap Recycling Center Co., Ltd.		17,842	2,863	14,979	1,748	143
PSC energy global Co., Ltd.		38,780	—	38,780	—	(1,595)
Suncheon Ecotrans Co., Ltd.		25,526	2,878	22,648	—	48
Shinan Energy Co., Ltd.		8,494	—	8,494	—	(56)
Reco Metal Co., Ltd.		15,043	13,280	1,763	6,761	(2,658)
NewAltec Co., Ltd.		114,744	17,171	97,573	92,849	638
PONUTech Co., Ltd.		9,919	182	9,737	—	(263)
BLUE O&M Co., Ltd		988	—	988	—	(12)
[Foreign]
POSCO America Corporation		416,078	223,968	192,110	419,258	8,866
POSCO Australia Pty. Ltd.		1,161,366	462,383	698,983	136,144	283,875
POSCO Canada Ltd.		565,424	82,867	482,557	304,274	133,660
POSCO Asia Co., Ltd.		540,685	504,059	36,626	2,968,097	6,523
Dalian POSCO Steel Co., Ltd		49,104	58,254	(9,150)	90,990	(8,711)
POSCO-CTPC Co., Ltd.		84,966	52,546	32,420	134,930	1,320
POSCO-JKPC Co., Ltd.		93,668	75,512	18,156	87,203	1,405
International Business Center Corporation		90,577	51,831	38,746	25,889	11,655
POSCO E&C Vietnam Co., Ltd.		77,583	77,679	(96)	114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,569,551	986,798	582,753	2,808,722	4,444
Guangdong Pohang Coated Steel Co., Ltd.		394,452	163,785	230,667	275,521	(7,849)
POSCO (Thailand) Company Ltd.		140,260	98,044	42,216	231,144	1,227
Myanmar POSCO Steel Co., Ltd		27,519	9,580	17,939	30,967	5,885
POSCO-JOPC Co., Ltd.		80,896	76,118	4,778	92,296	768
POSCO Investment Co., Ltd.		787,069	688,482	98,587	10,792	10,509

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
POSCO-MKPC SDN BHD.	~~W~~	165,789	116,928	48,861	177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		268,411	155,877	112,534	615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		305,690	220,468	85,222	384,705	11,046
POSCO BioVentures L.P.		16,851	—	16,851	—	(4,226)
PT. POSNESIA		14,129	20	14,109	—	(28)
POSCO E&C — Hawaii Inc.		914	503	411	—	(304)
POS-Qingdao Coil Center Co., Ltd.		56,062	40,314	15,748	117,470	65
POS-Ore Pty. Ltd.		75,312	66,851	8,461	250,347	132,737
POSCO-China Holding Corp.		427,447	160,423	267,024	173,639	3,617
POSCO-Japan Co., Ltd.		1,157,755	1,017,990	139,765	1,686,385	13,518
POS-CD Pty. Ltd.		72,582	68,030	4,552	22,575	557
POS-GC Pty. Ltd.		79,517	32,397	47,120	10,263	(4,344)
POSCO-India Private Ltd.		147,359	421	146,938	—	(1,034)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		168,309	145,655	22,654	211,417	(16,626)
POSCO-JEPC Co., Ltd (formerly, POSCO-JNPC Co., Ltd.)		192,177	176,268	15,909	207,654	716
POSCO-Foshan Steel Processing Center Co., Ltd.		178,488	135,213	43,275	529,788	227
POSCO E&C (China) Co., Ltd.		120,135	82,361	37,774	104,055	1,898
POSCO MPC S.A. de C.V.		192,538	182,180	10,358	316,446	(6,587)
Zhangjigang Pohang Port Co., Ltd.		26,801	11,327	15,474	6,244	222
Qingdao Pujin Steel Material Co., Ltd		14,209	11,997	2,212	79,732	13
POSCO-Vietnam Co., Ltd.		659,931	576,657	83,274	962,490	(46,976)
POSCO-Mexico Co., Ltd.		488,782	422,155	66,627	396,897	(43,298)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		85,349	75,582	9,767	129,434	(9,824)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		62,709	49,981	12,728	71,871	(1,483)
POS-NP Pty. Ltd.		57,890	15,003	42,887	48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		71,203	50,417	20,786	159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,253	59,468	9,785	62,795	(1,622)
Suzhou POS-CORE Technology Co., Ltd.		60,082	33,980	26,102	96,008	781
POSCO-JYPC Co., Ltd.		67,587	64,165	3,422	102,700	781
POSCO-Malaysia SDN. BHD.		88,635	112,566	(23,931)	140,709	(4,114)
POS-Minerals Corporation		113,694	—	113,694	—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,613	45,766	23,847	92,554	618
POSCO E&C India Private Ltd.		35,982	31,304	4,678	4,966	1,135
POSCO E&C SMART		4,670	4,034	636	4,421	135
POSCO-Philippine Manila Processing Center Inc.		27,412	17,492	9,920	45,680	266
Dalian POSCON Dongbang Automatic Co., Ltd.		8,083	2,996	5,087	5,104	382

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
SANPU TRADING CO., LTD.	~~W~~	1,842	5	1,837	73	3
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		15,720	10,881	4,839	100,833	116
POSCO Mexico Human Tech.		787	481	306	5,378	221
POSCO Mexico East Steel Distribution Center Co., Ltd		13,186	1,353	11,833	5,638	110
POSCO ICT-China		1,737	1,294	443	4,920	114
DWEMEX S.A.DE C.V.		226	62	164	2	(29)
POS MPC Servicios de C.V.		667	458	209	4,902	90
POSCO-URUGUAY S.A.		16,733	127	16,606	24	(898)
POSCO South East Asia Pte. Ltd.		5,232	2,633	2,599	62,235	256
Europe Steel Distribution Center		6,775	991	5,784	13,354	322
VECTUS Ltd.		3,066	5,126	(2,060)	3,560	(1,530)
POSCO VST Co., Ltd.		356,484	268,005	88,479	264,616	(10,669)
POSCO Maharashtra Steel Pvt. Ltd.		372,434	149,442	222,992	44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		89,782	80,514	9,268	134,409	(3,232)
POSCO Turkey Nilufer Processing Center Co., Ltd.		49,588	40,578	9,010	38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		47,931	40,500	7,431	55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,315	61,131	23,184	117,395	3,267
POSCO-Indonesia Jakarta Processing Center		62,550	55,069	7,481	64,597	216
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		12,251	17,626	(5,375)	458	(3,854)
POSCORE-INDIA		10,917	8,446	2,471	15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		63,014	50,007	13,007	85,381	(858)
PT DEC Indonesia		4,577	4,752	(175)	13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		40,586	24,355	16,231	32,301	172
POSCO India Steel Distribution Center Private Ltd.		5,224	2,204	3,020	786	(427)
POSCO China Dalian Plate Processing Center Co., Ltd.		106,525	65,888	40,637	66,113	(165)
POSCO-South Asia Co., Ltd.		13,703	199	13,504	8,015	1,039
POSCO SS-VINA Co., LTD		74,438	409	74,029	—	(1,122)
POSCO WA Pty. Ltd.		212,984	9	212,975	—	(33,142)
POSCO E&C — UZ		2,279	1,789	490	2,046	104
POSCO Australia GP Limited		97,196	5	97,191	—	(8)
Daewoo International America Corp.		283,653	241,259	42,394	984,378	5,372
Daewoo International Deutschland GmbH		115,256	105,288	9,968	482,585	314
Daewoo International Japan Corp.		245,086	236,533	8,553	804,864	981
Daewoo International Singapore Pte. Ltd.		43,647	38,982	4,665	902,315	481
Daewoo Italia S.r.l.		63,859	60,247	3,612	361,821	145

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
Daewoo Cement (Shandong) Co., Ltd.	~~W~~	221,807	291,000	(69,193)	133,502	20,361
Daewoo (China) Co., Ltd.		150,079	101,449	48,630	54,521	726
PT. RISMAR Daewoo Apparel		17,767	18,417	(650)	58,182	1,246
Daewoo Textile Fergana LLC		64,437	65,968	(1,531)	132,866	(11,994)
Daewoo Textile Bukhara LLC		51,939	49,630	2,309	51,312	(11,500)
Daewoo International Australia Holdings Pty. Ltd.		151,462	12,964	138,498	1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,855	72,385	4,470	76,632	(5,210)
Tianjin Daewoo. Paper Co., Ltd		14,589	33,029	(18,440)	—	—
POSCO Mauritius Ltd.		24,648	2,839	21,809	—	(22)
PT. KRAKATAU STEEL POSCO		819,899	44,918	774,981	—	(2,385)
MYANMAR Daewoo LTD.		6,030	41	5,989	1,373	152
Daewoo International MEXICO S.A. de C.V.		68,030	64,189	3,841	240,448	299
Daewoo International Guangzhou Corp.		7,666	7,473	193	61,554	(1,265)
Daewoo Energy Central Asia		15,571	322	15,249	—	—
DAEWOO STC VIETNAM LTD.		3,848	1,313	2,535	9,435	94
MYANMAR Daewoo International Ltd.		7,651	2,240	5,411	11,947	759
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		63,505	51,088	12,417	67,175	15
Daewoo International Corporation (M) SDN BHD		8,831	6,469	2,362	21,190	157
Daewoo International SHANGHAI CO.,LTD.		63,694	52,656	11,038	91,541	1,286
PGSF, LLC		3,138	1	3,137	—	280
Xenesys Inc.		11,804	240	11,564	2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,285	1,277	2,008	3,343	69
TECHREN Solar, LLC		5,184	—	5,184	—	(506)
PT. POSCO E&C Indonesia		37,495	34,094	3,401	46,665	2,114
Hume Coal Pty. Ltd.		24,316	2,499	21,817	—	(9)
POSCO Foundation		213	3	210	—	3
EPC EQUITIES LLP		11,391	11,283	108	438	(2,743)
SANTOS CMI Construction Trading LLP		13,851	13,742	109	2,750	(1,323)
SANTOS CMI INC. USA		23,418	22,260	1,158	11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		18,771	9,381	9,390	14,823	7,484
SANTOS CMI PERU S.A.		26,074	20,500	5,574	59,091	4,779
SANTOS CMI COSTA RICA S.A.		11,856	11,480	376	1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		122	73	49	—	(9)
GENTECH International INC.		1,595	1,166	429	1,800	728
EPC INVESTMENTS C.V.		115	18	97	—	(6)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		115	2	113	—	(2)
ASESORiA Y SERVICIOS EPC S.A CHILE		468	285	183	635	88

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Foreign]
SANTOS CMI S.A.	~~W~~	42,766	30,495	12,271	34,879	(5,430)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		8,430	2,669	5,761	13,009	1,703
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		125	14	111	203	(208)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		10,982	8,392	2,590	14,588	923
VAUTIDAMERICAS S.A.		2,374	1,620	754	1,765	141
SANTOS CMI Constructions Argentina S.A.		82	46	36	—	1
POSCO E&C Brazil Ltd.		87,817	87,284	533	6,200	(465)
POSCO Electrical Steel Inida Private Limited		26,448	138	26,310	—	346
Daewoo International Cameroon PLC		1,233	—	1,233	—	—
POSCO ASSAN TST STEEL Industry		59,415	1,897	57,518	—	1,724
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		171,127	174,814	(3,687)	—	(3,466)
DAESAN (Cambodia) Co., Ltd.		30,145	35,652	(5,507)	—	(946)
Brazil Sao Paulo Steel Processing Center Co., Ltd.		26,987	—	26,987	—	—
POSCO(Dalian) IT Center Development Co., Ltd.		152,725	1,271	151,454	—	(1,464)
PT.POSCO Resources Indonesia		4,048	92	3,956	—	(415)
PT. POSCO ICT Indonesia		3,480	2,661	819	—	(80)
PT. POSCO M-Tech Indonesia		2,865	149	2,716	3,329	61
PT. KRAKATAU POSCOPOWER		45,041	42,874	2,167	—	(134)
POSCO RUS LLC.		3,639	5	3,634	—	(273)
POSCO-Thainox Public Company Limited.		500,214	164,464	335,750	401,257	(22,466)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		13,804	13,256	548	22,354	343
PT. Bio Inti Agrindo		18,900	9,714	9,186	—	(1,486)
POSCO E&C Australia Pty Ltd.		381	624	(243)	—	(237)
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		12,587	12	12,575	—	(375)
Hunchun POSCO Logistics Co., Ltd.		23,725	7	23,718	—	(229)
USA SRDC Corporation		311	—	311	—	—
Daewoo International Vietnam Co., Ltd.		4,613	—	4,613	—	—

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(d)	Details of associates

Details of associates as of June 30, 2012 and December 31, 2011 are as follows:

Investee	Category of Business	Ownership (%)
		June 30, 2012	December 31, 2011	Region
[Domestic]
MIDAS Information Technology Co., Ltd.	Engineering	22.20	25.46	Seoul
Metapolis Co., Ltd.	Multiplex Development	40.05	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	29.90	Seoul
POSMATE Co., Ltd.	Services	30.00	30.00	Seoul
Gail International Korea Ltd.	Real estate	29.90	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY	Real estate	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
KOREASOLARPARK Co., Ltd.	Solar power plant construction and management	37.50	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	32.13	Seosan
Cheongna IBT Co., Ltd. (*4)	Multiplex development	—	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Development Co., Ltd. (*3)	Construction	—	22.10	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	26.16	Seoul
Daewoo national car Gwangju selling Co., Ltd.	Real estate	50.00	50.00	Gwangju
Uitrans Co., Ltd.	Transporting	38.68	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	31.84	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	29.94	25.82	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
POSPLATE Co., Ltd.	Services	48.95	48.95	Gwangyang
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	33.02	36.69	Ulsan
Kyobo Life Insurance Co., Ltd.	Life insurance	24.00	24.00	Seoul
Dongbang Special Steel Co., Ltd.	Steel processing and sales	35.82	35.82	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	21.84	Yangju
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	28.27	29.30	Paju
SENTECH KOREA Corp. (*3)	Manufacturing	—	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	28.57	Seoul
Hyundai Investment Network Private Equity Fund	Mine investment	50.00	50.00	Seoul
Pohang Techno Valley PFV Corporation	Real estate development	29.90	28.65	Pohang
BLUE OCEAN Private Equity Fund	Private Equity Financial	27.52	27.52	Seoul
SUNAM Co., Ltd.	Power Supply manufacturing	23.91	23.91	Seoul
Kones Corporation	Technical Service	41.67	41.67	Gyeongju
Daeho GM Co., Ltd. (*5)	Investment Advisory Service	35.82	—	Pohang
Mokpo-Daeyang Industrial estate (*1)	Real estate development	29.90	—	Mokpo
POSCO ES Materials Co., Ltd. (*1)	Secondary battery manufacturing	50.00	—	Gumi
Kyeonggi fuel cells Co., Ltd. (*1)	Electricity Generation	25.50	—	Hwaseong

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

Investee	Category of Business	Ownership (%)
		June 30, 2012	December 31, 2011	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	50.00	Vietnam
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	35.00	China
POSK (PingHu)Processing Center Co., Ltd	Steel processing and sale	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	35.00	USA
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	34.00	China
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Steel processing and sale	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	30.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sale	25.00	25.00	China
POS-GSFC LLC	Steel processing and sale	40.16	48.98	UAE
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Daewoo Engineering (THAILAND) Co., Ltd.	Development and contract	48.90	48.90	Thailand
Sebang Steel	Scrap sale	49.00	49.00	Japan
NCR LLC	Coal sale	29.41	20.00	Canada
AMCI (WA) Pty Ltd.	Iron ore sale & mine development	49.00	49.00	Australia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & Resource development	31.00	31.00	China
Shanghai Lansheng Daewoo Corporation	Trading	49.00	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	49.00	China
Hanjung Power Pty., Ltd	Electric power manufacturing and sale	49.00	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	33.00	Sudan
KOREA LNG Ltd.	Gas production and sale	20.00	20.00	England
DMSA, AMSA (*2)	Energy & Resource development	4.00	4.00	Madagascar
KG Power (M) SDN. BHD	Energy & Resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	—	50.00	Netherland
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
POSCO-POGEN AMP	Steel manufacturing	26.00	26.00	India
Klappan Coal Joint Venture	Coal sale	20.00	20.00	Canada
AES-VCM Mong Duong Power Company Ltd.	Electricity Generation	30.00	30.00	Vietnam
CSP(Compania Siderurgica do Pecem)	Steel manufacturing and sale	20.00	20.00	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	30.00	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	49.00	Vietnam

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

Investee	Category of Business	Ownership (%)
		June 30, 2012	December 31, 2011	Region
[Foreign]
Korea-Siberia Wood	Forest resources development	50.00	50.00	Russia
PT. Tanggamus Electric Power	Construction and engineering service	20.00	20.00	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
Boulder Solar Power, LLC (*1)	Electric power manufacturing	25.00	—	USA
POSUK Titanium (*1)	Raw material manufacturing and sale	50.00	—	Kazakhstan
Roy Hill Holdings Pty. Ltd. (*2)	Energy & Resource development	10.00	—	Australia

(*1)	These entities were newly established during the six-month period ended June 30, 2012.
(*2)	The Company is able to exercise significant influence on the investee even though the Company’s percentage of ownership is below 20%.
(*3)	Excluded from associates due to a decrease in ownership percentage during the six-month period ended June 30, 2012.
(*4)	Excluded from associates as the contract on entrusted voting rights expired during the six-month period ended June 30, 2012.
(*5)	This entity split off from Dongbang Special Steel Co., Ltd. during the six-month period ended June 30, 2012.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(e)	Consolidated subsidiaries acquired during the six-month period ended June 30, 2012 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Tamra Offshore Wind Power Co., Ltd.	January 2012	64.00	new investment
PT. Krakatau POSCO Chemtech Calcination	January 2012	80.00	new investment
POS-HiAL Co., Ltd	January 2012	51.00	new investment
POSCO-Africa	February 2012	100.00	new investment
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	May 2012	100.00	new investment
POSCO ICT BRASIL PARTICIPACOES LTDA	May 2012	100.00	new investment
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	May 2012	68.42	new investment

(f)	Cash outflows (inflows) caused by business acquisitions

(in millions of Won)	Amounts
Consolidation transferred	~~W~~	23,669
Less: cash and cash equivalent-acquired		(30,468)

Total	~~W~~	(6,799)

(g)	Subsidiaries that were excluded from consolidation during the six-month period ended June 30, 2012 are as follows:

Company	Date of Disposal	Reason
POSCO-JYPC Co., Ltd.	January 2012	Statutory merger by POSCO-JEPC CO., Ltd.
DaiMyung TMS Co., Ltd.	March 2012	Statutory merger by POSCO-AST CO., Ltd.
MYANMAR DAEWOO INT’L LTD.	April 2012	Disposal
PT. RISMAR DAEWOO APPAREL	April 2012	Disposal
Daewoo Cement (Shandong) Co., Ltd.	June 2012	Disposal

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2011. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgements

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2011.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2011. The following changes in accounting policy are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ended December 31, 2012.

(a)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS 1107, “Financial Instruments: Disclosures” since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Current
Trade accounts and notes receivable	~~W~~	11,415,964	10,265,421
Capital lease receivables		98,441	117,230
Due from customers for contract work		1,442,473	1,361,416
Less: Allowance for doubtful accounts		(290,368)	(293,552)

		12,666,510	11,450,515

Non-current
Trade accounts and notes receivable		33,412	45,061
Capital lease receivables		125,261	147,634
Less: Allowance for doubtful accounts		(10,018)	(9,634)

		148,655	183,061

	~~W~~	12,815,165	11,633,576

Trade accounts and notes receivable sold to financial institutions holding the right of recourse, for which the derecognition conditions were not met, amounted to ~~W~~122,232 million and ~~W~~132,908 million as of June 30, 2012 and December 31, 2011, respectively, and are included in short-term borrowings (note 13). The fair values approximate their carrying amounts.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

5. Other Financial Assets

(a)	Other short-term financial assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	534	50,861
Derivatives assets held for trading		69,361	92,055

		69,895	142,916

Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		15,276	31,651
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		30,870	876
Loans and other receivables
Short-term financial instruments (*1,2,3)		1,506,347	1,757,744
Short-term loans		251,195	367,330
Other accounts receivable		1,219,958	1,067,163
Accrued income		57,947	59,028
Deposits		67,894	73,343
Other checking accounts		254,627	221,125
Allowance for bad debt accounts		(46,184)	(64,906)

		3,311,784	3,480,827

	~~W~~	3,427,825	3,656,270

(*1)	As of June 30, 2012 and December 31, 2011, short-term financial instruments amounting to ~~W~~3,200 million and ~~W~~1,670 million, respectively, are collateral for long-term borrowings from a forestry association.
(*2)	As of June 30, 2012 and December 31, 2011, short-term financial instruments of ~~W~~11,330 million and ~~W~~17,175 million, respectively, are restricted for use in a government project.
(*3)	As of June 30, 2012, short-term financial instruments amounting to ~~W~~7,650 million are provided as collateral for long-term borrowings of the Company.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Other long-term financial assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss
Derivatives assets held for trading	~~W~~	22,482	16,696

Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments) (*1,2)		3,828,450	4,509,197
Long-term available-for-sale securities (bonds)		29,426	25,847
Long-term available-for-sale securities (others)		41,855	41,902

		3,899,731	4,576,946

Held-to-maturity investments
Held-to-maturity securities (bonds)		5,435	34,698

Loans and other receivables
Long-term financial instruments		59,634	37,732
Long-term loans		440,963	298,106
Long-term other accounts receivable		43,906	86,922
Accrued income		1,304	956
Deposits		118,316	112,245
Allowance for bad debt accounts		(37,500)	(38,629)

		626,623	497,332

	~~W~~	4,554,271	5,125,672

(*1)	As of June 30, 2012, 2,286,161 shares equivalent to 20,575,453 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recognized additional impairment loss for the securities of SK Telecom Co., Ltd. and others amounting to ~~W~~35,491 million due to a further decline in the fair value of shares for which the Company recorded impairment loss as of December 31, 2011. Meanwhile, the Company recorded impairment loss for securities of Jupiter Mines Ltd. and others amounting to ~~W~~98,765 million during the six-month period ended June 30, 2012 because there was a significant decline in the fair value of shares of them for a prolonged period, which was considered as objective evidence of impairment.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

6. Inventories

Inventories as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Finished goods	~~W~~	1,520,577	1,556,573
Merchandise		893,768	1,185,496
Semi-finished goods		2,061,131	2,163,124
Raw materials		2,737,211	2,563,837
Fuel and materials		830,394	758,333
Construction inventories		1,312,343	1,245,546
Materials-in-transit		2,225,461	2,857,434
Others		107,380	168,895

		11,688,265	12,499,238

Less: allowance for inventory valuation		(190,220)	(215,594)

	~~W~~	11,498,045	12,283,644

The amounts of valuation losses of inventories recognized in cost of goods sold for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are ~~W~~67,222 million and ~~W~~140,391 million, respectively.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

7. Non-Current Assets Held for Sale

Details of non-current assets held for sale and related liabilities as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012		December 31, 2011
(in millions of Won)	Subsidiaries (*1)		POSCO (*2)		Subsidiaries (*3)	Total
Assets
Trade accounts and notes receivable and other financial assets	~~W~~	—	~~W~~	—	63,154	63,154
Inventories		—		—	23,186	23,186
Investment in associate		1,150,720		—	—	—
Property, plant and equipment		—		16,887	172,538	189,425
Intangible assets		—		—	7,389	7,389
Other assets		—		—	45,883	45,883

		1,150,720		16,887	312,150	329,037

Liabilities
Trade accounts and note payables and other financial liabilities		—		—	28,509	28,509
Borrowings		—		—	144,920	144,920
Other liabilities		—		—	53,178	53,178

		—		—	226,607	226,607

Net assets	~~W~~	1,150,720	~~W~~	16,887	85,543	102,430

(*1)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve the Company’s financial structure. The investment was reclassified as a non-current asset held for sale at the beginning of the bidding process that started during the six-month period ended June 30, 2012. The Company recorded an impairment loss for the non-current assets held for sale of ~~W~~258,381 million measured as the lower of the carrying amount and fair value less cost to sell of the investment in Kyobo Life Insurance Co., Ltd. The sale is expected to be completed by September 5, 2012.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(*2)	POSCO planned to dispose of equipment of existing steel manufacturing plants due to the completion and expected use of a new plant. The relevant equipment was reclassified as non-current assets held for sale at December 31, 2011. Some of those non-current assets held for sale were disposed of by sale, and others were reclassified as property, plant and equipment due to the cancelation of plans to sell during the six-month period ended June 30, 2012.

(*3)	The Company determined to dispose of Daewoo Cement (Shandong) Co., Ltd., a subsidiary of Daewoo International Corporation, one of POSCO’s subsidiaries, in order to close down a non-core business and collect long-term receivables and securities, pursuant to the board of director’s resolution on July 28, 2011. Daewoo International Corporation entered into a sales contract with China United Cement Group Co., Ltd. on August 9, 2011 and completed the disposal of relevant non-current assets held for sale on June 28, 2012. The Company recognized a gain on disposal of assets held for sale of ~~W~~147,459 million.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

8. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012						December 31, 2011
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]

Kyobo Life Insurance Co., Ltd.(*1)	4,920,000	24.00	~~W~~	1,266,900	~~W~~	—	~~W~~	1,377,114
Sungjin Geotec Co., Ltd.	17,193,510	33.02		239,877		194,020		194,942
SNNC Co., Ltd.	18,130,000	49.00		90,650		143,418		154,131
POSCO ES Materials Co., Ltd.	1,000,000	50.00		43,000		42,668		—
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00		45,800		21,631		34,227
Cheongna IBT Co., Ltd.	—	—		—		—		35,564
BLUE OCEAN Private Equity Fund	333	27.52		33,300		33,996		35,971
METAPOLIS Co., Ltd.	4,229,280	40.05		15,410		4,830		15,674
POSMATE Co., Ltd.	214,286	30.00		7,233		22,865		22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	25.10		10,040		24,163		21,026
MIDAS Information Technology Co., Ltd.	866,190	22.20		433		13,450		12,476
Garolim Tidal Power Plant Co., Ltd.	2,580,039	32.13		12,900		11,894		11,995
Others						65,123		70,036

						578,058		1,985,565

[Foreign]
Roy Hill Holdings Pty. Ltd.	10,179,167	10.00		458,758		458,758		—
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		375,165		374,868
AMCI (WA) Pty Ltd.	49	49.00		213,446		170,068		168,212
CSP(Compania Siderurgica do Pecem)	364,606,690	20.00		237,188		200,958		124,231
Nickel Mining Company SAS	3,234,698	49.00		157,585		153,996		168,292
KOBRASCO	2,010,719,185	50.00		32,950		109,163		128,884
KOREA LNG Ltd.	2,400	20.00		137,993		126,144		127,901
Eureka Moly LLC	—	20.00		121,209		109,820		109,772
DMSA, AMSA	—	4.00		131,687		133,877		119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00		61,961		92,182		95,577
CAML Resources Pty. Ltd.	3,239	33.34		40,388		60,779		55,465
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		156,011		136,175
Poschrome Pty. Ltd.	43,350	50.00		19,859		24,502		24,674
USS-POSCO Industries	—	50.00		277,715		18,398		16,880
NCR LLC	—	29.41		30,614		31,149		24,107
Others						175,075		171,500

						2,396,045		1,846,094

					~~W~~	2,974,103	~~W~~	3,831,659

(*1)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve its financial structure. The investment was reclassified as a non-current asset held for sale at the beginning of the bidding process that started during the six-month period ended June 30, 2012. The sale is expected to be completed by September 5, 2012.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	The movements of investments in associates for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

1) June 30, 2012

(in millions of Won) Company	Dec. 31, 2011 Book value		Equity method profits (losses)		Other increase (decrease) (*1)	June 30, 2012 Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	~~W~~	1,377,114	~~W~~	37,038	~~W~~(1,414,152)	~~W~~	—
Sungjin Geotec Co., Ltd.		194,942		(5,428)	4,506		194,020
SNNC Co., Ltd.		154,131		9,657	(20,370)		143,418
POSCO ES Materials Co., Ltd.		—		(305)	42,973		42,668
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227		(12,596)	—		21,631
Cheongna IBT Co., Ltd.		35,564		(729)	(34,835)		—
BLUE OCEAN Private Equity Fund		35,971		(4,613)	2,638		33,996
METAPOLIS Co., Ltd.		15,674		(10,844)	—		4,830
POSMATE Co., Ltd.		22,409		1	455		22,865
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		21,026		3,210	(73)		24,163
MIDAS Information Technology Co., Ltd.		12,476		1,635	(661)		13,450
Garolim Tidal Power Plant Co., Ltd.		11,995		(101)	—		11,894
Others		70,036		(4,686)	(227)		65,123

		1,985,565		12,239	(1,419,746)		578,058

[Foreign]
Roy Hill Holdings Pty. Ltd.		—		—	458,758		458,758
POSCO-NPS Niobium LLC		374,868		10,505	(10,208)		375,165
AMCI (WA) Pty Ltd.		168,212		(25,799)	27,655		170,068
CSP(Compania Siderurgica do Pecem)		124,231		(708)	77,435		200,958
Nickel Mining Company SAS		168,292		(7,683)	(6,613)		153,996
KOBRASCO		128,884		17,793	(37,514)		109,163
KOREA LNG Ltd.		127,901		8,338	(10,095)		126,144
Eureka Moly LLC		109,772		17	31		109,820
DMSA, AMSA		119,556		282	14,039		133,877
BX STEEL POSCO Cold RolledSheet Co., Ltd.		95,577		(2,833)	(562)		92,182
CAML Resources Pty. Ltd.		55,465		6,294	(980)		60,779
South-East Asia Gas Pipeline Company Ltd.		136,175		23	19,813		156,011
Poschrome Pty. Ltd.		24,674		672	(844)		24,502
USS-POSCO Industries		16,880		246	1,272		18,398
NCR LLC		24,107		(28)	7,070		31,149
Others		171,500		(7,240)	10,815		175,075

		1,846,094		(121)	550,072		2,396,045

	~~W~~	3,831,659	~~W~~	12,118	~~W~~ (869,674)	~~W~~	2,974,103

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

2)	December 31, 2011

(in millions of Won)	Dec. 31, 2010		Equity method		Other increase		Dec. 31, 2011
Company	Book value		profits (losses)		(decrease) (*1)		Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	~~W~~	1,314,808	~~W~~	82,450		~~W~~ (20,144)	~~W~~	1,377,114
Sungjin Geotec Co., Ltd.		227,245		(33,650)		1,347		194,942
SNNC Co., Ltd.		145,466		49,605		(40,940)		154,131
Busan-Gimhae Light Rail Transit Co., Ltd.		42,151		(7,924)		—		34,227
Cheongna IBT Co., Ltd.		39,607		(4,043)		—		35,564
BLUE OCEAN Private Equity Fund		—		1,478		34,493		35,971
METAPOLIS Co., Ltd.		32,666		(16,992)		—		15,674
POSMATE Co., Ltd.		20,989		3,141		(1,721)		22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		21,317		(146)		(145)		21,026
MIDAS Information Technology Co., Ltd.		9,457		3,089		(70)		12,476
Garolim Tidal Power Plant Co., Ltd.		10,881		(164)		1,278		11,995
Others		136,374		(7,215)		(59,123)		70,036

		2,000,961		69,629		(85,025)		1,985,565

[Foreign]
POSCO-NPS Niobium LLC		—		5,658		369,210		374,868
AMCI (WA) Pty Ltd.		213,446		(32,879)		(12,355)		168,212
CSP(Compania Siderurgica do Pecem)		—		(1,661)		125,892		124,231
Nickel Mining Company SAS		180,671		(7,073)		(5,306)		168,292
KOBRASCO		141,939		36,911		(49,966)		128,884
KOREA LNG Ltd.		133,793		8,026		(13,918)		127,901
Eureka Moly LLC		109,177		(754)		1,349		109,772
DMSA, AMSA		100,536		38		18,982		119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		89,313		1,797		4,467		95,577
CAML Resources Pty. Ltd.		67,401		15,517		(27,453)		55,465
South-East Asia Gas Pipeline Company Ltd.		56,636		(25)		79,564		136,175
Poschrome Pty. Ltd.		29,201		1,422		(5,949)		24,674
USS-POSCO Industries		40,000		(31,585)		8,465		16,880
NCR LLC		23,931		(85)		261		24,107
Others		119,420		(14,367)		66,447		171,500

		1,305,464		(19,060)		559,690		1,846,094

	~~W~~	3,306,425	~~W~~	50,569	~~W~~	474,665	~~W~~	3,831,659

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	The fair value of investments in associates for which there are published price quotations as of June 30, 2012 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	~~W~~	177,093

(d)	Summarized financial information of associates as of June 30, 2012 and December 31, 2011 are as follows:

1)	As of and for the six-month period ended June 30, 2012

(in millions of Won)
Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	~~W~~63,660,400	58,491,867	5,168,533	5,517,144	214,889
Sungjin Geotec Co., Ltd.	748,080	588,165	159,915	375,546	(2,688)
SNNC Co., Ltd.	528,995	228,153	300,842	138,949	1,672
POSCO ES Materials Co., Ltd.	74,347	20,568	53,779	—	(912)
Busan-Gimhae Light Rail Transit Co., Ltd.	853,620	767,097	86,523	6,660	(50,549)
BLUE OCEAN Private Equity Fund	360,637	237,110	123,527	210,611	(16,761)
METAPOLIS Co., Ltd.	569,826	543,390	26,436	8,762	(18,030)
POSMATE Co., Ltd.	93,792	17,135	76,657	52,166	4,114
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	312,079	250,905	61,174	114,717	14,969
MIDAS Information Technology Co., Ltd.	85,046	24,532	60,514	29,635	8,055
Garolim Tidal Power Plant Co., Ltd.	37,339	319	37,020	—	(314)
[Foreign]
POSCO-NPS Niobium LLC	750,358	27	750,331	—	21,025
CSP(Compania Siderurgica do Pecem)	1,004,957	2,421	1,002,536	—	(3,561)
Nickel Mining Company SAS	465,770	93,134	372,636	51,604	(20,447)
KOBRASCO	262,418	44,092	218,326	84,932	34,277
KOREA LNG Ltd.	593,647	65	593,582	59,598	64,215
DMSA, AMSA	7,786,394	5,601,379	2,185,015	7,043	7,043
BX STEEL POSCO Cold RolledSheet Co., Ltd.	1,074,846	733,990	340,856	396,218	(11,332)
CAML Resources Pty. Ltd.	221,364	91,784	129,580	144,658	18,879
South-East Asia Gas Pipeline Company Ltd.	1,215,346	592,301	623,045	—	92
Poschrome Pty. Ltd.	59,739	2,256	57,483	47,563	1,848
USS-POSCO Industries	470,242	437,912	32,330	569,288	(6,907)

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

2)	December 31, 2011

(in millions of Won) Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	~~W~~60,828,181	55,786,580	5,041,601	11,610,607	487,785
Sungjin Geotec Co., Ltd.	717,665	611,548	106,117	663,879	(58,894)
SNNC Co., Ltd.	610,059	269,318	340,741	473,173	81,246
Busan-Gimhae Light Rail Transit Co., Ltd.	817,402	680,492	136,910	3,690	(31,696)
Cheongna IBT Co., Ltd.	433,306	263,377	169,929	305	(20,527)
BLUE OCEAN Private Equity Fund	385,060	254,353	130,707	79,583	5,371
METAPOLIS Co., Ltd.	579,241	534,775	44,466	21,333	(36,861)
POSMATE Co., Ltd.	90,403	15,317	75,086	116,021	8,592
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	302,887	256,485	46,402	67,459	2,099
MIDAS Information Technology Co., Ltd.	73,939	24,178	49,761	50,501	9,411
Garolim Tidal Power Plant Co., Ltd.	37,626	293	37,333	—	(510)
[Foreign]
POSCO-NPS Niobium LLC	749,737	—	749,737	11,433	11,317
CSP(Compania Siderurgica do Pecem)	622,810	1,657	621,153	—	(1,302)
Nickel Mining Company SAS	496,518	94,900	401,618	142,456	(12,983)
KOBRASCO	314,458	56,691	257,767	130,725	73,978
KOREA LNG Ltd.	24,169	10,492	13,677	95,385	92,600
DMSA, AMSA	5,807,261	3,979,755	1,827,506	939	939
BX STEEL POSCO Cold RolledSheet Co., Ltd.	1,099,540	745,318	354,222	1,421,784	7,188
CAML Resources Pty. Ltd.	217,677	105,456	112,221	278,778	46,567
South-East Asia Gas Pipeline Company Ltd.	596,972	53,140	543,832	—	(99)
Poschrome Pty. Ltd.	61,740	4,129	57,611	96,785	1,028
USS-POSCO Industries	470,963	434,722	36,241	1,062,110	(61,478)

9. Investment Property, Net

(a)	Investment property as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012	December 31, 2011
Cost	~~W~~774,449	766,905
Less : Accumulated depreciation and accumulated impairment loss	(249,750)	(239,372)

Carrying value	~~W~~524,699	527,533

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Changes in the carrying value of investment property for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

1) For the six-month period ended June 30, 2012

(in millions of Won)	Beginning	Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	~~W~~219,477	223	1,444	(2,785)	—	(2,724)	215,635
Buildings	301,733	15	1,559	(2,939)	(9,085)	11,465	302,748
Structures	6,323	575	—	—	(230)	(352)	6,316

Total	~~W~~527,533	813	3,003	(5,724)	(9,315)	8,389	524,699

(*1)	Impairment losses of investment property amounted to ~~W~~199 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2011

(in millions of Won)	Beginning	Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	~~W~~211,464	41,243	94	(57,905)	(14,010)	38,591	219,477
Buildings	278,361	109,757	—	(56,953)	(22,783)	(6,649)	301,733
Structures	3,540	6,072	—	—	(640)	(2,649)	6,323

Total	~~W~~493,365	157,072	94	(114,858)	(37,433)	29,293	527,533

(*1)	Impairment losses of investment property amounted to ~~W~~23,048 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

10.	Property, Plant and Equipment, Net

(a) Property, plant and equipment as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012	December 31, 2011
Cost	~~W~~53,733,213	51,653,789
Less : Accumulated depreciation and accumulated impairment loss	(24,179,010)	(23,134,937)
Less : Government grants	(65,336)	(65,668)

Carrying value	~~W~~29,488,867	28,453,184

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	The changes in carrying value of property, plant and equipment for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

1) For the six-month period ended June 30, 2012

(in millions of Won)	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation	Others (*2)	Ending
Land	~~W~~	2,549,178	60,329	2,377	(8,945)	—	11,878	2,614,817
Buildings		4,019,829	108,634	3,072	(3,814)	(142,589)	102,878	4,088,010
Structures		2,260,437	79,050	—	(3,731)	(86,307)	34,005	2,283,454
Machinery and equipment		16,179,384	835,272	5	(32,635)	(841,880)	406,590	16,546,736
Vehicles		66,743	6,040	17	(654)	(9,786)	745	63,105
Tools		80,877	10,562	492	(734)	(16,811)	3,541	77,927
Furniture and fixtures		169,689	37,693	395	(1,007)	(31,661)	7,471	182,580
Lease assets		38,542	228	—	(27)	(5,115)	(848)	32,780
Construction-in-progress		3,088,505	2,298,140	—	—	—	(1,787,187)	3,599,458

Total	~~W~~	28,453,184	3,435,948	6,358	(51,547)	(1,134,149)	(1,220,927)	29,488,867

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions (*1)	Business combination	Disposals	Depreciation (*2)	Others (*3)	Ending
Land	~~W~~	2,011,851	450,151	92,806	(55,751)	—	50,121	2,549,178
Buildings		3,551,163	701,166	38,382	(38,755)	(278,097)	45,970	4,019,829
Structures		2,070,189	289,524	8,961	(10,775)	(163,072)	65,610	2,260,437
Machinery and equipment		13,777,382	2,892,960	204,871	(45,950)	(1,605,342)	955,463	16,179,384
Vehicles		64,173	21,041	1,981	(1,795)	(17,894)	(763)	66,743
Tools		75,437	38,477	2,259	(1,477)	(37,743)	3,924	80,877
Furniture and fixtures		124,677	66,297	1,995	(1,657)	(28,249)	6,626	169,689
Lease assets		43,106	8,029	20	(145)	(14,081)	1,613	38,542
Construction-in-progress		3,719,762	4,593,524	10,536	—	—	(5,235,317)	3,088,505

Total	~~W~~	25,437,740	9,061,169	361,811	(156,305)	(2,144,478)	(4,106,753)	28,453,184

(*1)	Acquisition includes assets transferred from construction-in-progress.

(*2)	Impairment losses of property, plant and equipment amounted to ~~W~~25,852 million are included.

(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	Borrowing costs capitalized and the capitalized interest rate for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Weighted average expenditure	~~W~~	1,851,362	1,433,877
Borrowing costs capitalized		80,328	78,777
Capitalization rate		4.34%	5.49%

(d)	Assets pledged as collateral

(in millions of Won)	Collateral right holder	June 30, 2012	December 31, 2011
Land (*1)	Korean Development Bank and others	204,024	381,096
Buildings and structures (*1)	Korean Development Bank and others	152,196	139,169
Machinery and equipment	Korean Development Bank and others	239,229	218,816

		595,449	739,081

(*1)	Investment property are included.

11. Goodwill and Other Intangible Assets

(a) Goodwill and other intangible assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	June 30, 2012		December 31, 2011
Acquisition cost	~~W~~	5,847,565	5,457,923
Less :Accumulated depreciation and accumulated impairment loss		(281,348)	(210,923)
Less : Government grants		(2,937)	(2,072)

Book value	~~W~~	5,563,280	5,244,928

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	The changes in carrying value of goodwill and other intangible assets for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

1) For the six-month period ended June 30, 2012

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Business combination	Disposals	Amortization	Impairment	Others (*3)	Ending
Goodwill (*1)	~~W~~	1,656,817	—	—	84,249	—	—	—	(3,694)	1,737,372
Intellectual property rights		274,907	9,449	—	—	(867)	(9,790)	—	(97,304)	176,395
Premium in rental (*2)		139,144	17,463	—	25	(4,554)	(687)	(1,804)	18	149,605
Development expense		45,583	9,429	171	—	—	(10,920)	—	1,600	45,863
Port facilities usage rights		94,746	—	—	—	—	(6,519)	—	(27)	88,200
Exploration and evaluation assets		473,192	979	—	—	—	—	—	180	474,351
Mining development assets		1,414,315	175,548	—	—	—	—	—	100,651	1,690,514
Client relationships		807,068	—	—	—	—	(24,841)	—	14,335	796,562
Other intangible assets		339,156	74,387	—	26,667	(83)	(16,587)	—	(19,122)	404,418

	~~W~~	5,244,928	287,255	171	110,941	(5,504)	(69,344)	(1,804)	(3,363)	5,563,280

(*1)	The amounts in business combination include goodwill amounting to ~~W~~84,249 million related to the acquisition of business unit from PONUTech Co., Ltd. during the six-month period ended June 30, 2012.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation differences and other adjustments.

2) For the year ended December 31, 2011

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Business combination	Disposals	Amortization	Impairment	Others (*3)	Ending
Goodwill (*1)	~~W~~	1,447,743	—	—	224,032	—	—	(14,958)	—	1,656,817
Intellectual property rights		119,100	171,402	—	—	(7,544)	(16,258)	—	8,207	274,907
Premium in rental (*2)		159,761	15,355	—	9	(3,457)	(8,391)	—	(24,133)	139,144
Development expense		49,275	13,978	252	688	(44)	(20,092)	—	1,526	45,583
Port facilities usage rights		108,161	—	—	—	—	(13,130)	—	(285)	94,746
Exploration and evaluation assets		594,464	10,151	—	—	(38,563)	—	—	(92,860)	473,192
Mining development assets		1,058,354	357,681	—	—	(96)	—	—	(1,624)	1,414,315
Client relationships		778,080	—	—	75,836	—	(46,848)	—	—	807,068
Other intangible assets		304,231	95,557	—	8,160	(5,684)	(28,569)	—	(34,539)	339,156

	~~W~~	4,619,169	664,124	252	308,725	(55,388)	(133,288)	(14,958)	(143,708)	5,244,928

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(*1)	Acquisition amounts include goodwill amounting to ~~W~~119,260 million related to the acquisition of POSCO-Thainox Public Company Limited. in 2011. An impairment loss of ~~W~~14,958 million is related to the negative capital of DAESAN (CAMBODIA) Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation differences and other adjustments.

12. Other Assets

Other assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)
	June 30, 2012		December 31, 2011
Other current assets
Advance payments	~~W~~	1,252,356	1,035,846
Prepaid expenses		295,750	180,369
Others		5,274	3,927

		1,553,380	1,220,142

Other non-current assets
Long-term advance payments		2,369	2,895
Long-term prepaid expenses		195,204	190,741
Others (*1)		196,854	436,651

		394,427	630,287

	~~W~~	1,947,807	1,850,429

(*1)	The guarantee deposits of ~~W~~257,878 million related to Australia Roy Hill iron ore mine were transferred to investments in associates during the six-month period ended June 30, 2012.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

13. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)		Interest	June 30,		December 31,
	Bank	Rate (%)	2012		2011
Short-term borrowings
Bank overdrafts	BOA, others	0.4~6.0	~~W~~	248,612	233,804
Short-term borrowings (*1)	SH Bank, others	0.3~12.0		9,501,090	9,339,182

				9,749,702	9,572,986

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank, others	0.7~8.4		522,896	428,409
Current portion of foreign loan	NATIXIS	2.0		913	951
Current portion of debentures (*1)	Korean Development Bank, others	2.1~7.0		1,047,837	790,050
Less : Current portion of discount on debentures issued				(794)	(886)

				1,570,852	1,218,524

			~~W~~	11,320,554	10,791,510

(*1)	As of June 30, 2012, property, plant and equipment, inventories and investment property amounting to ~~W~~595,180 million, ~~W~~68,375 million and ~~W~~269 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)			June 30,		December 31,
	Bank	Rate (%)	2012		2011
Long-term borrowings (*1)	Korean Development Bank, others	0.7~13.0	~~W~~	5,087,201	4,614,391
Less : Present value discount				(47,260)	(302,118)
Foreign loan (*2)	NATIXIS	2.0		2,493	3,071
Debentures (*1, 3, 4)	Korean Development Bank, others	1.5~9.0		10,502,667	11,776,893
Less : Discount on debentures issued				(82,002)	(94,356)
Add : Premium on debentures redemption				21,038	21,493
Add : Premium on debentures issued				—	833

			~~W~~	15,484,137	16,020,207

(*1)	As of June 30, 2012, property, plant and equipment, inventories and investment property amounting to ~~W~~595,180 million, ~~W~~68,375 million and ~~W~~269 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	Korea Development Bank has provided guarantees related to this foreign loan.
(*3)	In 2009, Daewoo International Corporation, one of POSCO’s subsidiaries, issued convertible bonds with a face value of USD 300 million and a 5 year maturity. All of these convertible bonds have been converted to equity stocks of the subsidiary during the six-month period ended June 30, 2012.
(*4)	The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs in August 2011. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

14. Other Financial Liabilities

Other financial liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Short-term financial liabilities
Accounts payable	~~W~~	887,414	1,048,895
Accrued expenses		468,810	457,070
Dividends payable		6,089	5,822
Derivatives liabilities		105,009	146,903
Finance lease liabilities		14,844	15,295
Financial guarantee liabilities		46,301	7,510
Withholding		145,222	129,695

		1,673,689	1,811,190

Long-term financial liabilities
Accounts payable		126,282	149,308
Accrued expenses		17,776	20,068
Derivatives liabilities		50,256	48,934
Finance lease liabilities		24,347	29,504
Financial guarantee liabilities		22,448	24,732
Long-term withholding		67,369	78,014

		308,478	350,560

	~~W~~	1,982,167	2,161,750

15. Provisions

(a) Provisions as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012		December 31, 2011
(in millions of Won)	Current	Non-current	Current	Non-current
Provision for bonus payments	~~W~~ 57,819	—	47,682	—
Provision for construction warranties	27,121	20,241	19,656	30,967
Provision for legal contingencies and claims (*1)	—	48,812	—	38,847
Others	6,236	38,885	2,094	39,529

	~~W~~ 91,176	107,938	69,432	109,343

(*1)	As of June 30, 2012 and December 31, 2011, the amount includes provision of ~~W~~41,096 million and ~~W~~38,847 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2012 are as follows:

(in millions of Won)	Beginning		Increase	Using	Others (*1)	Ending
Provision for bonus payments	~~W~~	47,682	37,937	(27,799)	(1)	57,819
Provision for construction warranties		50,623	7,324	(11,243)	658	47,362
Provision for legal contingencies and claims		38,847	—	—	9,965	48,812
Others		41,623	7,748	(2,150)	(2,100)	45,121

	~~W~~	178,775	53,009	(41,192)	8,522	199,114

(*1)	Include changes in scope of subsidiaries and adjustments of foreign currency translation difference.

(c)	Changes in provisions for the year ended December 31, 2011 are as follows:

(in millions of Won)	Beginning		Increase	Using	Others (*1)	Ending
Provision for bonus payments	~~W~~	37,978	30,592	(20,888)	—	47,682
Provision for construction warranties		49,068	30,724	(12,958)	(16,211)	50,623
Provision for legal contingencies and claims		126,626	—	—	(87,779)	38,847
Others		2,286	371	(272)	39,238	41,623

	~~W~~	215,958	61,687	(34,118)	(64,752)	178,775

(*1)	Include adjustments of foreign currency translation difference and amount transferred to non-current liability held for sale (Daewoo Cement (Shandong) Co., Ltd.).

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

16. Employee Benefits

(a)	Defined Contribution Plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future are based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the six-month period ended June 30, 2012 is ~~W~~6,186 million.

(b)	Defined Benefit Plan

The Company also operates a defined benefit pension plan for employees and uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Present value of funded obligations	~~W~~	1,237,052	1,158,329
Fair value of plan assets		(908,133)	(832,771)
Present value of non-funded obligations		22,673	14,909

Net defined benefit obligations	~~W~~	351,592	340,467

(d)	The changes in present value of defined benefit obligations for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Defined benefit obligation at the beginning of period	~~W~~	1,173,238	1,467,853
Current service cost		103,538	207,871
Interest costs		24,749	67,372
Actuarial losses		17,056	43,166
Business combinations		740	221
Benefits paid		(74,514)	(593,369)
Others		14,918	(19,876)

Defined benefit obligation at the end of period	~~W~~	1,259,725	1,173,238

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(e)	The changes in fair value of plan assets for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Fair value of plan assets at the beginning of period	~~W~~	832,771	964,727
Expected return on plan assets		17,940	38,244
Actuarial gains		2,162	3,073
Contributions of participants		88,046	190,909
Business combinations		356	354
Others		8,505	14,059
Benefits paid		(41,647)	(378,595)

Fair value of plan assets at the end of period	~~W~~	908,133	832,771

(f)	The amounts recognized in profit or loss for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Current service costs	~~W~~	103,538	102,850
Interest costs		24,749	34,107
Expected return on plan assets		(17,940)	(18,304)

	~~W~~	110,347	118,653

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

17. Other Liabilities

Other liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Other current liabilities
Due to customers for contract work	~~W~~	464,540	449,470
Advances received		1,786,674	973,427
Unearned revenue		34,947	36,935
Withholdings		175,671	114,941
Deferred revenue		190	362
Others (*1)		282,429	224,496

	~~W~~	2,744,451	1,799,631

Other long-term liabilities
Advances received	~~W~~	550	1,547
Unearned revenue		1,019	1,200
Others (*2)		75,810	81,756

		77,379	84,503

	~~W~~	2,821,830	1,884,134

(*1)	Includes other current liabilities amounting to ~~W~~222,485 million and ~~W~~204,653 million as of June 30, 2012 and December 31, 2011, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.
(*2)	Includes other long-term liabilities amounting to ~~W~~18,340 million and ~~W~~14,857 million as of June 30, 2012 and December 31, 2011, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

18. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	534	50,861
Derivatives assets held for trading		91,843	108,751

		92,377	159,612

Available-for-sale financial assets		3,915,007	4,608,597
Held-to-maturity investments		36,305	35,574
Cash and cash equivalents, and loans and receivables		21,726,876	20,210,417

	~~W~~	25,770,565	25,014,200

2)	Financial liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	155,265	195,837
Designated as financial liabilities at fair value through profit or loss		—	333,004

		155,265	528,841

Financial liabilities evaluated as amortized cost
Trade accounts and notes payable		4,380,600	4,397,662
Borrowings		26,804,691	26,478,713
Financial guarantee liabilities		68,749	32,242
Others		1,758,153	1,933,671

		33,012,193	32,842,288

	~~W~~	33,167,458	33,371,129

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

3)	Financial profit and loss by category of financial instrument for the six-month periods ended June 30, 2012 and 2011 are as follows:

	June 30, 2012

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Loss on foreign currency transactions	Gain (loss) on foreign currency translations	Gain (loss) on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	166,828	(894)	165,934	—
Available-for-sale financial assets		90	118,017	—	—	68,874	(134,256)	52,725	(97,582)
Held-to-maturity investments		830	—	—	—	—	749	1,579	—
Loans and receivables		144,553	—	(21,761)	(4,660)	(20,708)	(188)	97,236	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(133,220)	17,398	(115,822)	—
Financial liabilities at amortized cost		(421,370)	—	(145)	3,705	—	(37,676)	(455,486)	—

	~~W~~	(275,897)	118,017	(21,906)	(955)	81,774	(154,867)	(253,834)	(97,582)

‚	June 30, 2011

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income	Gain (loss) on foreign currency transactions	Gain (loss) on foreign currency translations	Gain (loss) on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	129	—	—	—	200,656	65,370	266,155	—
Available-for-sale financial assets		413	81,588	—	—	818	(56)	82,763	(526,835)
Held-to-maturity investments		866	—	—	—	—	—	866	—
Loans and receivables		94,647	—	(119,385)	(71,398)	300	(63)	(95,899)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(230,529)	(84,991)	(315,520)	—
Financial liabilities at amortized cost		(388,853)	—	182,051	417,316	—	(3,713)	206,801	—

	~~W~~	(292,798)	81,588	62,666	345,918	(28,755)	(23,453)	145,166	(526,835)

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Impairment losses on financial assets

1)	Allowance for doubtful accounts as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Trade accounts and notes receivable	~~W~~	300,386	303,186
Other accounts receivable		24,646	36,453
Long-term loans		58,010	61,222
Other assets		1,028	5,860

	~~W~~	384,070	406,721

2)	Impairment losses on financial assets for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Bad debt expenses on trade receivables	~~W~~	10,383	65,835
Impairment of available-for-sale financial assets (*1)		134,256	56
Other bad debt expenses (*2)		29,621	29,775
Less: Reversal of allowance for doubtful accounts		(48,138)	(14,799)
Less: Impairment of held to maturity financial assets		(749)	—

	~~W~~	125,373	80,867

(*1)	The Company recognized additional impairment loss for the securities of SK Telecom Co., Ltd. and others amounting to ~~W~~35,491 million due to a further decline in the fair value of shares for which the Company recorded impairment loss as of December 31, 2011. Meanwhile, the Company recorded impairment loss for securities of Jupiter Mines Ltd. and others amounting to ~~W~~98,765 million during the six-month period ended June 30, 2012 because there was a significant decline in the fair value of shares of them for a prolonged period, which was considered as objective evidence of impairment.
(*2)	Other bad debt expenses are mainly related to other receivables and long-term loans.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

3)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 were as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Beginning	~~W~~	406,721	357,063
Bad debt expenses		10,383	103,848
Other bad debt expenses		29,621	28,081
Reversal of bad debt expenses		(48,138)	(86,452)
Other increase (decrease)		(14,517)	4,181

Ending	~~W~~	384,070	406,721

(c)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012			December 31, 2011
	Book Value		Fair Value	Book Value	Fair Value
Assets measured fair value
Financial assets held for trading (*1)	~~W~~	534	534	50,861	50,861
Available-for-sale financial assets (*1)		3,489,926	3,489,926	4,359,202	4,359,202
Derivatives assets held for trading (*3)		91,843	91,843	108,751	108,751

		3,582,303	3,582,303	4,518,814	4,518,814

Assets measured amortized cost (*2)
Cash and cash equivalents		4,973,304	4,973,304	4,598,682	4,598,682
Trade accounts and notes receivable		12,815,165	12,815,165	11,633,576	11,633,576
Loans and other receivables		3,938,407	3,938,407	3,978,159	3,978,159
Held-to-maturity investments		36,305	36,305	35,574	35,574

		21,763,181	21,763,181	20,245,991	20,245,991

Liabilities measured fair value
Derivatives liabilities held for trading (*3)		155,265	155,265	195,837	195,837
Convertible bonds		—	—	333,004	333,004

		155,265	155,265	528,841	528,841

Liabilities measured amortized cost (*2)
Trade accounts and notes payable		4,380,600	4,380,600	4,397,662	4,397,662
Borrowings		26,804,691	27,174,478	26,478,713	26,793,230
Financial guarantee liabilities		68,749	68,749	32,242	32,242
Others		1,758,153	1,758,153	1,933,671	1,933,671

	~~W~~	33,012,193	33,381,980	32,842,288	33,156,805

(*1)	The fair value of financial assets held for trading and available-for-sale financial assets traded within the market is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(*2)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.
(*3)	The fair value of unquoted forward contracts is the present value of the difference between contractual forward price and future forward price discounted at the risk free interest rate based on the rate of government bonds during the remaining period of the contract, from present to contractual maturity. The fair value of interest rate swap is the present value of estimated future cash flow under each contractual condition and maturity discounted at the each periodic Libor rate or forward exchange rate. The fair value of other derivatives is measured using valuation models such as binomial model in which the market yields on government bonds are used as a discount rate.

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.
Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments, by valuation method as of June 30, 2012 and December 31, 2011 are as follows:

a. June 30, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Financial assets held for trading	~~W~~	—	534	—	534
Available-for-sale financial assets		2,603,384	—	886,542	3,489,926
Derivatives assets held for trading		—	91,843	—	91,843

		2,603,384	92,377	886,542	3,582,303

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	155,265	—	155,265

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

b. December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Financial assets held for trading	~~W~~	—	50,861	—	50,861
Available-for-sale financial assets		3,419,961	—	939,241	4,359,202
Derivatives assets held for trading		—	108,751	—	108,751

		3,419,961	159,612	939,241	4,518,814

Financial liabilities
Derivatives liabilities held for trading		—	195,837	—	195,837
Convertible bonds		333,004	—	—	333,004

	~~W~~	333,004	195,837	—	528,841

(d)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2011.

19. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of capital stock with a par value of ~~W~~5,000 per share. As of June 30, 2012, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 9,293,790 shares of common stock were retired with the Board of Directors’ approval.

As of June 30, 2012, total shares of ADRs of 52,974,264 are equivalent to 13,243,566 of common shares.

As of June 30, 2012, the ending balance of capital stock amounts to ~~W~~482,403 million; however, it is different from par value of issued common stock, which amounted to ~~W~~435,934 million, due to retirement of treasury stock.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Capital surplus

Capital surplus as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Share premium	~~W~~	463,825	463,825
Gains on sale of treasury stock		763,867	763,867
Capital surplus		(180,200)	(77,240)

	~~W~~	1,047,492	1,150,452

20. Reserves

(a)	Reserves as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Accumulated comprehensive loss of investments in associates	~~W~~	(40,555)	(16,186)
Changes in fair value of available-for-sale investments		55,644	154,617
Currency translation differences		284,382	283,516
Others		(5,315)	(16,521)

	~~W~~	294,156	405,426

(b)	Changes in fair value of available-for-sale investments for the six-month periods ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Beginning balance	~~W~~	154,617	1,381,667
Changes in fair value of available-for-sale investments		(148,274)	(1,095,009)
Reclassification to profit or loss upon disposal		(47,710)	(252,102)
Impairment of available-for-sale investment		96,310	120,978
Others		701	(917)

Ending balance	~~W~~	55,644	154,617

21. Treasury Shares

As of June 30, 2012, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

22. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Wages and salaries	~~W~~	342,111	298,724
Expenses related to defined benefit plan		30,532	31,180
Other employee benefits		88,562	76,284
Travel		25,680	28,401
Depreciation		84,166	80,511
Communication		7,935	6,099
Electric power		5,460	2,911
Taxes and public dues		27,293	23,305
Rental		42,418	32,277
Repairs		7,027	5,908
Insurance premium		3,522	7,702
Entertainment		8,755	8,856
Advertising		29,172	36,811
Research & development		91,841	93,201
Service fees		126,704	125,816
Supplies		6,565	7,031
Vehicles maintenance		11,134	10,232
Industry association Fee		7,740	6,715
Training		10,409	11,187
Conference		9,492	10,579
Warranty expense		7,778	7,549
Bad debt allowance		10,383	65,835
Others		26,756	9,509

	~~W~~	1,011,435	986,623

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Selling expenses

Selling expenses for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Freight	~~W~~	742,986	663,168
Operating expenses for distribution center		4,671	3,775
Sales commissions		34,517	39,045
Sales advertising		1,135	242
Sales promotion		7,098	7,170
Samples		3,978	3,198
Sales insurance premium		16,331	10,072
Contract cost		35,763	27,820
Others		3,969	2,149

	~~W~~	850,448	756,639

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

23. Other Operating Income and Expenses

Details of other operating income and expenses for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Other operating income
Gain on disposals of property, plant and equipment	~~W~~	8,003	8,353
Rental revenues		924	1,716
Gain on disposals of intangible assets		416	850
Gain on disposals of investment of equity-accounted investees		7,359	2,081
Gain on disposals of assets held for sale		147,459	—
Gain on disposals of wastes		3,884	2,019
Reversal of allowance for doubtful amounts		48,138	14,799
Grant income		1,065	664
Outsourcing income		2,025	3,621
Others		60,205	81,601

		279,478	115,704

Other operating expenses
Loss on disposals of property, plant and equipment		31,185	30,078
Loss on disposals of assets held for sale		9,510	—
Cost of idle assets		14,350	3,402
Impairment loss of other non-current assets		31,735	16
Impairment loss of assets held for sale		258,381	—
Other bad debt expenses		29,621	29,775
Donations		40,763	14,262
Others		33,980	35,565

	~~W~~	449,525	113,098

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

24. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other operating expenses in the statements of comprehensive income for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Changes in inventories	~~W~~	9,456,341	7,083,786
Cost of merchandises sold		13,121,526	12,890,625
Employee benefits expenses		1,453,777	1,336,434
Outsourced processing cost		3,315,420	3,547,878
Depreciation expenses (*1)		1,143,464	1,016,081
Amortization expenses		69,344	50,600
Freight and custody expenses		742,986	663,168
Commission paid		34,517	39,045
Loss on disposal of property, plant, and equipment		31,185	30,078
Donations		40,763	14,262
Other expenses		1,814,394	3,638,742

	~~W~~	31,223,717	30,310,699

(*1)	Includes depreciation expense of investment properties.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

25. Finance Income and Costs

Details of finance income and costs for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Finance income
Interest income	~~W~~	145,473	96,055
Dividend income		118,017	81,588
Gain on foreign currency transactions		403,765	497,134
Gain on foreign currency translations		158,610	500,955
Gain on transactions of derivatives		166,642	202,126
Gain on valuations of derivatives		8,590	66,209
Gain on disposals of available-for-sale investments		94,306	844
Gain on valuations of financial instruments at fair value through profit or loss		14,876	—
Others		2,017	2,967

		1,112,296	1,447,878

Finance costs
Interest expense		421,370	388,853
Loss on foreign currency transactions		425,671	434,468
Loss on foreign currency translations		159,565	155,037
Loss on transactions of derivatives		133,598	233,117
Loss on valuation of derivatives		4,631	66,442
Impairment loss on available-for-sale investments		134,256	56
Loss on disposals of available-for-sale investments		25,429	24
Financial guarantee expenses		37,368	43
Others		24,242	24,672

	~~W~~	1,366,130	1,302,712

26. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The Company’s consolidated effective tax rate for the six-month period ended June 30, 2012 was 31.63% (for the six-month period ended June 30, 2011: 24.41%).

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

27. Earnings per Share

(a)	Basic and diluted earnings per share for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won, except per share information)	June 30, 2012		June 30, 2011
Profit attribute to controlling interest	~~W~~	1,138,831	2,413,579
Weighted-average number of common shares outstanding (*1)		77,244,444	77,259,314
Basic and diluted earnings per share		14,743	31,240

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	June 30, 2012		June 30, 2011
Total number of common shares issued		87,186,835	87,186,835
Weighted-average number of treasury shares		(9,942,391)	(9,927,521)

Weighted-average number of common shares outstanding	~~W~~	77,244,444	77,259,314

(b)	Basic and diluted earnings per share for the three-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won, except per share information)	June 30, 2012		June 30, 2011
Profit attribute to controlling interest	~~W~~	509,293	1,322,857
Weighted-average number of common shares outstanding (*1)		77,244,444	77,244,444
Basic and diluted earnings per share		6,593	17,126

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	June 30, 2012		June 30, 2011
Total number of common shares issued		87,186,835	87,186,835
Weighted-average number of treasury shares		(9,942,391)	(9,942,391)

Weighted-average number of common shares outstanding	~~W~~	77,244,444	77,244,444

The Company did not calculate diluted earnings per share because there were no potential shares of common stock which had dilutive effects as of June 30, 2012.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

28. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	June 30, 2012		June 30, 2011	June 30, 2012	June 30, 2011
Subsidiaries(*3)
POSCO E&C Co., Ltd.	~~W~~	7,289	10,381	567,082	740,536
POSCO P&S Co., Ltd.		446,568	694,061	704,405	700,110
POSCO Coated & Color Steel Co., Ltd.		260,076	315,277	2,231	843
POSCO ICT Co., Ltd.		555	745	190,254	247,992
POSCO Chemtech Co., Ltd.		253,409	208,201	392,247	365,077
POSCO M-TECH Co., Ltd.		13,150	16,341	151,902	154,897
POSCO TMC Co., Ltd.		99,420	82,436	451	233
POSCO AST Co., Ltd.		143,993	144,630	30,795	29,895
Daewoo International Corp.		2,161,520	1,618,153	6,141	1,534
POSCO NST Co., Ltd.		119,501	76,613	1,928	2,261
POSCO America Corporation		361,411	136,449	50	—
POSCO Canada Ltd.		—	—	80,241	106,299
POSCO Asia Co., Ltd.		998,548	913,131	51,341	117,797
POSCO-Japan Co., Ltd.		710,301	654,758	12,947	20,701
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		86,534	64,128	15	—
POSCO-Mexico Co., Ltd.		160,072	149,994	—	—
Daewoo International Singapore Pte. Ltd.		—	—	23,285	101,171
Others		567,709	347,609	446,656	407,624

	~~W~~	6,390,056	5,432,907	2,661,971	2,996,970

Associates(*3)
POSMATE Co., Ltd.	~~W~~	500	580	24,995	25,651
SNNC Co., Ltd.		950	660	138,901	185,051
SUNG JIN GEOTEC Co., Ltd.		11,406	23,842	—	—
DONG BANG METAL IND.CO.,LTD.		54,927	35,399	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		16,575	6,802	—	—
USS-POSCO Industries (UPI)		85	251,279	101	29
Poschrome Pty. Ltd.		—	—	35,582	36,805
Others		23,266	27,734	4,310	3,570

	~~W~~	107,709	346,296	203,889	251,106

	~~W~~	6,497,765	5,779,203	2,865,860	3,248,076

(*1)	Sales and others include sales and other operating income. Sales are mainly sales of steel products and these are priced on an arms length basis.
(*2)	Purchase and others include purchase and overhead cost. Purchases and others are mainly related to purchase of construction services and purchase of raw materials to manufacture steel products. These are priced on an arms length basis.
(*3)	As of June 30, 2012, the Company provides guarantees for certain related parties (note 29).

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	The related account balances as of June 30, 2012 and December 31, 2011 are as follows:

	Receivables (*1)			Payables (*1)
(in millions of Won)	June 30, 2012		December 31, 2011	June 30, 2012	December 31, 2011
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	1,002	647	141,875	241,918
POSCO P&S Co., Ltd.		87,997	88,838	9,526	1,512
POSCO Plant Engineering Co., Ltd.		724	65	16,241	42,534
POSCO ICT Co., Ltd.		29	30	45,178	62,583
POSCO Coated & Color Steel Co., Ltd.		87,160	116,252	394	335
POSCO Chemtech Co., Ltd.		87,743	37,808	78,849	82,048
POSCO TMC Co., Ltd.		26,977	21,601	93	134
POSCO AST Co., Ltd.		66,170	33,266	8,054	7,090
Daewoo International Corp.		262,961	284,125	901	1,589
POSCO NST Co., Ltd.		45,457	64,012	434	676
POSCO America Corporation		59,562	32,346	17	—
POSCO Asia Co., Ltd.		45,863	227,476	976	1,407
POSCO-TBPC Co., Ltd.		24,586	27,381	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		15,966	6,713	—	—
POSCO-Vietnam Co., Ltd.		395	422	—	—
POSCO-Japan Co., Ltd.		41,223	52,362	1,736	1,546
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		9,280	3,484	—	—
POSCO-Mexico Co., Ltd.		153,705	171,908	—	—
Others		76,575	81,255	72,747	83,201

	~~W~~	1,093,375	1,249,991	377,021	526,573

Associates
POSMATE Co., Ltd.	~~W~~	—	—	5,809	7,198
SNNC Co., Ltd.		208	223	24,760	23,187
DONG BANG METAL IND.CO.,LTD.		19,086	17,038	—	—
KOBRASCO		12,322	—	—	—
Others		2,978	4,122	695	809

	~~W~~	34,594	21,383	31,264	31,194

	~~W~~	1,127,969	1,271,374	408,285	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	Compensation to key management, which consists of normal wages and salaries, bonus and employee benefits for the six-month periods ended June 30, 2012 and June 30, 2011, details of compensation to key management officers are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Short-term benefits	~~W~~	57,477	47,460
Retirement benefits		13,698	13,926
Long-term benefits		11,366	7,854

	~~W~~	82,541	69,240

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to ~~W~~436 million and ~~W~~1,639 million, respectively, for the six-month periods ended June 30, 2012 and 2011.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

29. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2012, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	Guangdong Pohang Coated Steel Co., Ltd.	SMBC and others	USD	122,600,000	141,456
	POSCO Investment Co., Ltd.	HSBC	MYR	140,000,000	50,550
		HSBC and others	USD	650,000,000	749,970
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	566,069,000	653,130
	POSCO VST Co., Ltd.	ANZ(Taipei) and others	USD	80,000,000	92,304
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	244,725,000	282,364
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	200,000,000	230,760
		MIZUHO and others	JPY	2,550,000,000	37,072
	Zeus (Cayman) II Ltd.	Creditor	JPY	25,779,278,600	374,777
	Zeus (Cayman) Ltd.	Creditor	JPY	13,018,894,922	189,267
	Zhangjiagang Pohang Stainless Steel Co., Ltd	MIZUHO and others	USD	160,000,000	184,608
	POSCO ASSAN TST STEEL Industry	SMBC and others	USD	209,325,000	241,519
	POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	96,919
	PT. KRAKATAU STEEL POSCO	Export-Import Bank of Korea and others	USD	1,210,300,000	1,396,444
Daewoo International Corporation	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	13,000,000	14,999
	Daewoo International America Corp.	Shinhan Bank	USD	500,000	577
	Daewoo International Australia Holdings Pty. Ltd.	Korea Exchange Bank	USD	11,298,000	13,036
	Daewoo International Japan Corp.	Shinhan Bank	JPY	500,000,000	7,269
		MIZUHO	JPY	3,000,000,000	43,614
		SCB	JPY	200,000,000	2,908
		SMBC	JPY	2,000,000,000	29,076
	Daewoo International SHANGHAI CO., LTD.	MIZUHO	USD	10,000,000	11,538
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,423
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	27,100,000	31,268
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	25,000,000	28,845
	POSCO ASSAN TST STEEL Industry	ING and others	USD	10,932,500	12,614
	Brazil Sao Paulo Steel Processing Center Co., Ltd	SMBC	USD	3,822,000	4,410
	Daewoo International Singapore Pte. Ltd.	SMBC	USD	14,756,000	17,025
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	2,583,050	3,707
POSCO E&C Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	34,614
	International Business Center Corporation	Export-Import Bank of Korea	USD	20,000,000	23,076

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
	POSCO E&C Vietnam Co., Ltd.	Korea Exchange Bank	USD	5,000,000	5,769
		Export-Import Bank of Korea	USD	16,500,000	19,038
	SANTOS CMI S.A.	CITI Ecuador	USD	3,000,000	3,461
		KEB Panama	USD	25,000,000	28,845
POSCO P&S Co., Ltd.	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	14,405
POSCO ICT Co., Ltd.	PT. POSCO ICT Indonesia	POSCO Investment	USD	1,500,000	1,731
	VECTUS Ltd.	POSCO Investment	USD	2,000,000	2,308
POSCO Energy Co., Ltd.	TECHREN Solar, LLC	Woori Bank	USD	12,271,600	14,159
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	3,677,652,560	53,465
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,652,000,000	24,017
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	1,705,000,000	24,787
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	UZS	6,519,920,000	4,010
POSCO E&C CHINA Co., Ltd.	HONG KONG POSCO E&C	KB Bank	KRW	102,000	102,000
	(CHINA) Investment Co., Ltd.	Woori Bank	USD	33,000,000	38,075
[Associates]
POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	BOC and others	CNY	23,430,000	4,252
			USD	5,240,000	6,046
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,268
	POSUK Titanium	Shinhan Bank	USD	18,000,000	20,768
Daewoo International Corporation	DMSA, AMSA	Export-Import Bank of Korea and others	USD	140,000,000	161,532
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea	USD	5,950,000	6,865
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	Korea Development Bank	KRW	7,500	7,500
	PSIB Co., Ltd.	Hana Bank and others	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank and others	KRW	26,800	26,800
	Gale International (Korea), LLC	Woori Bank	USD	50,000,000	57,690
POSCO P&S Co., Ltd.	Sebang Steel	Fukuoka Bank	JPY	245,000,000	3,562
POSCO ICT Co., Ltd	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	Export-Import Bank of Korea and SMBC	USD	7,396,848	8,534
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	China Construction Bank	CNY	100,000,000	18,149
POSCO-China Holding Corp.	POSCO SeAH Steel Wire (Nantong) Co., Ltd.	POSCO Investment	USD	7,500,000	8,654
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	48,500,790	55,960
	Sherritt International Corporation	Export-Import Bank of Korea	USD	6,149,493	7,095
POSCO E&C Co., Ltd.	ALD PFV and others	Korea Exchange Bank and others	KRW	1,082,513	1,082,513

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO P&S Co., Ltd.	Asia Specialty Steel Co., Ltd.	Yamaguchi Bank	JPY	2,700,000,000	39,252
	GIPI	Bank Muscat, Bank Sohar	USD	12,000,000	13,846
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank and others	KRW	252,832	252,832
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	7,233,297	8,346
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	1,604,990	1,604,990
POSCO M-TECH Co., Ltd.	Hyundai Hysco Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	2,194	2,194
POSCO Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	49,430	49,430
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	68,427	68,427
POSCALCIUM Co., Ltd.	Pohang City Hall	Seoul Guarantee Insurance Co., Ltd.	KRW	49	49
PHP Co., Ltd	Expo apts’ lessee	KB Bank	KRW	387,849	387,849
POSCO RUS LLC.	Yakutugol	Citi Bank Russia	RUB	182,003,200	6,339

			CNY	123,430,000	22,401
			EUR	2,583,050	3,707
			JPY	57,027,826,082	829,066
			KRW	4,008,352	4,008,352
			MYR	140,000,000	50,550
			USD	4,149,154,028	4,787,294
			UZS	6,519,920,000	4,010
			RUB	182,003,200	6,339

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation and Namkwang Engineering & Construction Co., Ltd. amounting to ~~W~~2,152,990 million. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ~~W~~560,892 million and Project Financing loan amounted to ~~W~~444,836 million as of June 30, 2012.

(c)	Other commitments

Details of other commitments of the Company as of June 30, 2012, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of June 30, 2012, 244 million tons of iron ore and 31.4 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the changes of the monthly standard oil price (JCC) and also price ceiling is applicable.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

As of June 30, 2012, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan- Chust and the exploration of gas hydrates in Western Fergana- Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO E&C Co., Ltd.	POSCO E&C Co., Ltd. has bank overdraft agreements of up to ~~W~~20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and ~~W~~3,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to ~~W~~360,000 million and USD 308 million with Woori Bank and ~~W~~53,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	POSCO ICT Co., Ltd. has entered into the repayment agreement with SMS Energy Co., Ltd., which borrowed money from several lenders including Hana Bank, for its new and renewable energy business. According to the agreement, if the borrower cannot redeem the loan, POSCO ICT Co., Ltd. should repay or undertake it amounting to ~~W~~300,126 million and should take charge of revenues from selling electric power after the repayment. Also, if the borrower cannot run the new and renewable energy business due to default and bankruptcy, POSCO ICT Co., Ltd. may acquire the business unit from the borrower.

POSCO Specialty Steel Co., Ltd.	POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ~~W~~1,081,448 million with Industrial Bank of Korea and four other banks. POSCO Specialty Steel Co., Ltd. has used ~~W~~191,484 million of this loan agreement.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and eight other banks for opening letters of credit of up to USD 292 million and for a loan of up to ~~W~~150,975 million, respectively. POSCO Specialty Steel Co., Ltd. has used USD 203 million and EUR 0.4 million for opening letters of credit. Also, POSCO Specialty Steel Co., Ltd. has used ~~W~~8,146 million for a loan.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(d)	Litigation in progress

As of June 30, 2012, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details of amount claimed are as follows:

(in millions of Won, in thousand of foreign currencies) Company	Legal actions	Claim amount		Korean Won equivalent	Description
POSCO	2	JPY	98,600,000	1,433,437	Lawsuit on the claim for patent infringement (*1)
	9	KRW	6,512	6,512	Lawsuit on the claim for damages
POSCO E&C Co., Ltd.	62	KRW	72,800	72,800	Lawsuit on the claim for payment
POSCO Plant Engineering Co., Ltd.	6	KRW	1,443	1,443	Lawsuit on the claim for payment
POSCO ICT Co., Ltd.	12	KRW	8,103	8,103	Lawsuit on the claim for payment
Seoung Gwang Co., Ltd.	1	KRW	326	326	Lawsuit on applying high tax rate
POSCO E&C (China) Co., Ltd.	1	CNY	37,000	6,715	Lawsuit on the payment by subrogation
POSCO Engineering Co., Ltd.	6	KRW	5,644	5,644	Lawsuit on the claim for damages
Kwang Yang SPFC Co., Ltd.	1	KRW	5,693	5,693	Lawsuit on the claim for payment
	2	EUR	5,164	7,411
Daewoo International Corporation	1	INR	4,458,849	90,559	Lawsuit on the claim for damages
	3	USD	190,000	219,222

(*1)	On April 25, 2012, Nippon Steel Corporation announced that it has filed civil lawsuits against POSCO and two subsidiaries- POSCO America Corporation and POSCO Japan Co., Ltd. relating to claims of alleged improper acquisition and infringement of intellectual property rights related to the production of grain oriented electrical steel sheets.

It is too early in the Nippon Steel Corporation civil lawsuits proceedings for the Company to estimate the expected financial effect that will result from the ultimate resolution of the proceeding. For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company. No provision is recorded in connection with the above lawsuits and claims as of June 30, 2012.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and one blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO E&C Co., Ltd.	As of June 30, 2012, POSCO E&C Co., Ltd. has provided twelve blank checks, ten blank promissory notes and six other notes, approximately amounting to ~~W~~61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of June 30, 2012, Daewoo International Corporation has provided forty-five blank promissory notes and eleven blank checks to Korea National Oil Corporation and others as collateral for the guarantee on performance for contracts and others.

POSCO ICT Co., Ltd.	As of June 30, 2012, POSCO ICT Co., Ltd. has provided sixteen blank promissory notes to ten financial institutions as collateral for the guarantee on performance for contracts.

POSCO Engineering Co., Ltd.	As of June 30, 2012, POSCO Engineering Co., Ltd. has provided one promissory note to Hana Tank Terminal Co., Ltd. as collateral for the guarantee on performance for contracts.

POSCO-JKPC Co., Ltd.	As of June 30, 2012, POSCO-JKPC Co., Ltd. has provided one hundred-sixty three promissory notes as collateral for borrowings. (JPY 716,005,295, 45% of borrowings from the Kinakyushu Bank, Ltd., 30% of borrowings from Higo bank, Ltd.)

Daewoo International Japan Corp.	As of June 30, 2012, Daewoo International Japan Corp. has provided two hundreds notes receivable (JPY 1,151,332,340) to Resona bank Ltd. as collateral for loans from banks.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

30.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Trade accounts and notes receivable	~~W~~	(1,258,106)	(1,757,054)
Other financial assets		(26,882)	101,604
Inventories		751,597	(1,924,765)
Other current assets		(368,587)	(406,140)
Other long-term assets		(97,304)	49,597
Trade accounts and notes payable		25,085	511,849
Other financial liabilities		(121,046)	(315,367)
Other current liabilities		913,200	550,655
Provisions		21,213	2,839
Payment severance benefits		(74,514)	(93,860)
Plan assets		(46,399)	(26,532)
Other long-term liabilities		11,889	25,729

	~~W~~	(269,854)	(3,281,445)

31.	Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as trading between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2011.

(b)	Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

POSCO

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	Information about reportable segments as June 30, 2012 and June 30, 2011 are as follows:

1)	As of and for the six-month period ended June 30, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	18,647,378	9,919,243	1,932,542	2,297,721	32,796,884
Internal revenues		8,739,865	3,741,423	1,495,936	1,223,801	15,201,025
Total revenues		27,387,243	13,660,666	3,428,478	3,521,522	47,997,909
Segments profit		1,095,580	94,897	38,158	146,271	1,374,906

2)	As of and for the six-month period ended June 30, 2011

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	19,702,049	9,779,372	2,309,155	1,506,741	33,297,317
Internal revenues		7,809,100	3,910,423	1,314,179	1,119,075	14,152,777
Total revenues		27,511,149	13,689,795	3,623,334	2,625,816	47,450,094
Segments profit		2,426,867	81,573	99,725	103,574	2,711,739

(d)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2012 and June 30, 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Total profit for reportable segments	~~W~~	1,374,906	2,711,739
Fair value adjustments		(14,057)	(10,879)
Elimination of inter-segment profits		(259,454)	(235,814)
Income tax expense		509,534	795,867
Profit before income tax expense		1,610,929	3,260,913

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim statement of financial position of POSCO (the “Company”) as of June 30, 2012 and condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2012 and 2011, and condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2012 and 2011, and notes, comprising a summary of significant accounting policies and other explanatory information (“the condensed separate interim financial information”).

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare the condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to express a conclusion on the condensed separate interim financial information based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial information referred to above is not presented fairly, in all material respects, in accordance with K-IFRS 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The separate statement of financial position of the Company as of December 31, 2011, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 8, 2012, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

August 24, 2012

This report is effective as of August 24, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial information. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	June 30, 2012		December 31, 2011
Assets
Cash and cash equivalents	17	~~W~~	1,525,441	1,137,882
Trade accounts and notes receivable, net	4,17,27		4,442,103	4,220,242
Other short-term financial assets	5,17,27		1,206,763	1,381,463
Inventories	6		6,298,141	7,144,709
Other current assets	7		54,800	23,612
Assets held for sale	10		—	16,887

Total current assets			13,527,248	13,924,795

Long-term trade accounts and notes receivable, net	4,17,27		24	24
Other long-term financial assets	5,17,27		3,094,744	3,833,058
Investments in subsidiaries and associates	8		13,872,789	12,824,776
Investment property, net	9		121,005	117,418
Property, plant and equipment, net	10		21,599,339	21,533,135
Intangible assets, net	11		249,717	222,896
Other non-current assets	7		13,799	271,774

Total non-current assets			38,951,417	38,803,081

Total assets		~~W~~	52,478,665	52,727,876

See accompanying notes to condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2012 and December 31, 2011

(Unaudited)

(in millions of Won)	Notes	June 30, 2012		December 31, 2011
Liabilities
Trade accounts payable	17,27	~~W~~	1,263,550	1,395,846
Short-term borrowings	4,12,17		2,449,337	2,294,380
Other short-term financial liabilities	13,17,27		874,652	1,089,298
Current income tax liabilities	25		156,229	182,715
Provisions	14		26,642	4,451
Other current liabilities	16		70,609	48,455

Total current liabilities			4,841,019	5,015,145

Long-term borrowings	5,12,17		8,598,180	9,338,016
Other long-term financial liabilities	13,17		146,547	147,299
Employee benefits	15		148,125	176,648
Deferred tax liabilities	25		586,115	448,552
Other long-term liabilities	16		4,019	4,200
Total non-current liabilities			9,482,986	10,114,715

Total liabilities			14,324,005	15,129,860

Shareholders’ Equity
Share capital	18		482,403	482,403
Capital surplus	18		1,227,692	1,227,692
Accumulated other comprehensive income	19		53,731	156,707
Treasury shares	20		(2,391,406)	(2,391,406)
Retained earnings			38,782,240	38,122,620

Total shareholders’ equity			38,154,660	37,598,016

Total liabilities and shareholders’ equity		~~W~~	52,478,665	52,727,876

See accompanying notes to condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2012 and 2011

(Unaudited)

		For the three-month periods			For the six-month periods
		ended June 30			ended June 30
(in millions of Won, except per share amounts)	Notes	2012		2011	2012	2011
Revenue	27	~~W~~	9,223,384	10,031,967	18,683,803	19,144,089
Costs of sales	23,27		(7,669,444)	(8,083,700)	(16,190,413)	(15,854,123)

Gross profit			1,553,940	1,948,267	2,493,390	3,289,966
Selling and administrative expenses
Administrative expenses	17,21,23,27		(213,371)	(210,998)	(435,087)	(416,731)
Selling expenses	21,23,27		(239,337)	(212,063)	(485,632)	(424,083)

Other operating income	22,27		7,034	9,330	17,470	20,647
Other operating expenses	17,22,23,27		(51,045)	(38,540)	(110,766)	(52,831)

Operating profit			1,057,221	1,495,996	1,479,375	2,416,968
Financial income and costs
Financial income	17,24		92,165	308,793	552,738	728,123
Financial costs	17,24		(253,991)	(162,295)	(456,446)	(328,146)

Profit before income tax			895,395	1,642,494	1,575,667	2,816,945
Income tax expense	25		(191,432)	(396,696)	(333,145)	(643,791)

Profit for the period			703,963	1,245,798	1,242,522	2,173,154
Other comprehensive income (loss)
Net changes in fair value of available-for-sale investments, net of tax	5,17,19		(336,921)	(240,316)	(102,976)	(357,994)
Defined benefit plan actuarial gains (losses), net of tax	15		(16,435)	(49,655)	(3,569)	35,611

Total comprehensive income, net of tax		~~W~~	350,607	955,827	1,135,977	1,850,771

Basic and diluted earnings per share	26	~~W~~	9,112	16,128	16,086	28,128

See accompanying notes to condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated other comprehensive income	Tresury shares	Retained earnings	Total
Balance as of January 1, 2011	~~W~~	482,403	1,158,539	1,079,038	(2,403,263)	35,706,778	36,023,495
Comprehensive income:
Profit for the period		—	—	—	—	2,173,154	2,173,154
Net changes in fair value of available-for-sale investments, net of tax		—	—	(357,994)	—	—	(357,994)
Defined benefit plan actuarial gains, net of tax		—	—	—	—	35,611	35,611

Total comprehensive income			—	(357,994)	—	2,208,765	1,850,771

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	71,160	—	73,153	—	144,313

Balance as of June 30, 2011	~~W~~	482,403	1,229,699	721,044	(2,391,406)	37,337,796	37,379,536

	Share capital		Capital surplus	Accumulated other comprehensive income	Tresury shares	Retained earnings	Total
Balance as of January 1, 2012	~~W~~	482,403	1,227,692	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income:
Profit for the period		—	—	—	—	1,242,522	1,242,522
Net changes in fair value of available-for-sale investments, net of tax		—	—	(102,976)	—	—	(102,976)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(3,569)	(3,569)

Total comprehensive income		—	—	(102,976)	—	1,238,953	1,135,977

Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(579,333)	(579,333)

Balance as of June 30, 2012	~~W~~	482,403	1,227,692	53,731	(2,391,406)	38,782,240	38,154,660

See accompanying notes to condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2012 and 2011

(Unaudited)

(in millions of Won)	Notes	June 30, 2012		June 30, 2011
Cash flows from operationg activities
Profit for the period		~~W~~	1,242,522	2,173,154
Adjustments for:
Accrual of severance benefits			53,702	67,112
Depreciation			902,645	843,502
Amortization			19,406	16,488
Finance income			(422,830)	(543,237)
Finance costs			325,833	206,372
Gain on disposal of property, plant and equipment			(5,535)	(7,052)
Loss on disposal of property, plant and equipment			40,631	30,320
Income tax expense			333,145	643,791
Others			14,619	7,320

Changes in operating assets and liabilities	29		320,453	(1,365,415)

Interest received			56,762	63,173
Interest paid			(228,092)	(182,300)
Dividends received			155,112	181,554
Income taxes paid			(188,053)	(635,741)

Net cash provided by operating activities			2,620,320	1,499,041

Cash flows from investing activities
Disposals of short-term financial instruments			1,482,411	3,088,970
Disposals of available-for-sale investments			579,698	297
Decrease in long-term loans			7,864	6,464
Disposals of investment in subsidiaries and associates			—	48
Disposals of property, plant and equipment			4,737	2,672
Disposals of assets held for sale			3,378	—
Acquisitions of short-term financial investments			(1,347,951)	(1,957,536)
Acquisitions of available-for-sale investments			(19,305)	(159,839)
Increase in long-term loans			(3,483)	(6,928)
Acquisitions of investment in subsidiaries and associates			(786,562)	(880,834)
Acquisitions of property, plant and equipment			(981,559)	(1,529,833)
Acquisitions of intangible assets			(27,425)	(9,187)
Others			453	(3,247)

Net cash used in investing activities			(1,087,744)	(1,448,953)

Cash flows from financing activities
Proceeds from borrowings			2,066,801	3,315,418
Increase in long-term financial liabilities			1,558	2,119
Disposal of treasury shares			—	164,384
Repayment of borrowings			(2,632,735)	(2,044,979)
Decrease in long-term financial liabilities			(1,308)	(3,939)
Acquisition of treasury shares			—	(61,296)
Payment of cash dividends			(579,333)	(577,747)

Net cash provided by (used in) financing activities			(1,145,017)	793,960

Net increase in cash and cash equivalents			387,559	844,048

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,137,882	672,426

Cash and cash equivalents at end of the period		~~W~~	1,525,441	1,516,474

See accompanying notes to condensed separate interim financial statements.

7

POSCO

Notes to Condensed Separate Interim Financial Statements

As of June 30, 2012

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through nine of its overseas liaison offices.

As of June 30, 2012, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2011. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgements

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

8

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2011.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2011. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ended December 31, 2012.

(a)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS 1107, “Financial Instruments: Disclosures” since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Current
Trade accounts and notes receivable	~~W~~	4,449,982	4,222,187
Less: Allowance for doubtful accounts		(7,879)	(1,945)

		4,442,103	4,220,242

Non-Current
Trade accounts and notes receivable		252	252
Less: Allowance for doubtful accounts		(228)	(228)

		24	24

	~~W~~	4,442,127	4,220,266

Trade accounts and notes receivable sold to financial institutions holding the right of recourse, for which the derecognition conditions were not met, amounted to ~~W~~222,145 million and ~~W~~342,307 million as of June 30, 2012 and December 31, 2011, respectively, and are included in short-term borrowings (note 12).

9

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

5. Other Financial Assets

(a) Other short-term financial assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss

Financial assets held for trading	~~W~~	—	50,132
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		29,942	—
Loans and other receivables
Short-term financial instruments (*1)		853,497	982,111
Cash deposits (*2)		11,330	17,175
Other accounts receivable, net		308,562	330,616
Accrued income		12,588	10,585
Other checking accounts		1,415	1,415
Allowance account for credit losses		(10,571)	(10,571)

	~~W~~	1,206,763	1,381,463

(*1)	As of June 30, 2012 and December 31, 2011, short-term financial instruments amounting to ~~W~~3,200 million and ~~W~~1,670 million, respectively, are collateral for long-term borrowings from a forestry association.
(*2)	As of June 30, 2012 and December 31, 2011, cash deposits are restricted for use in a government project.

(b) Other long-term financial assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Available-for-sale investments

Long-term available-for-sale securities (bonds)	~~W~~	18,608	15,045
Long-term available-for-sale equity securities		3,015,373	3,716,014
Long-term available-for-sale securities (investment in capital)		500	500
Held-to-maturity investments
Held-to-maturity securities (bonds)		—	29,903
Loans and other receivables
Cash deposits (*1)		40	40
Long-term loans		68,887	68,717
Long-term other accounts receivable		3,565	3,674
Deposits		2,224	13,618
Allowance account for credit losses		(14,453)	(14,453)

	~~W~~	3,094,744	3,833,058

(*1)	The Company is required to provide deposits to maintain checking accounts and, accordingly, the withdrawal of these deposits is restricted.

10

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	Long-term available-for-sale equity securities as of June 30, 2012 and December 31, 2011 are as follows:

	Number of		Acquisition		Book Value
(in millions of Won)	shares	Ownership (%)	cost		June 30, 2012	December 31, 2011
Marketable equity securities
Nippon Steel Corporation	238,352,000	3.50	~~W~~	719,622	620,260	679,662
SK Telecom Co., Ltd. (*1,2,3)	2,286,163	2.83		594,824	287,254	640,221
KB Financial group Inc. (*3)	11,590,550	3.00		536,517	427,691	560,983
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	380,328	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	173,484	173,703
Hana Financial group Inc. (*3)	2,430,498	1.00		15,633	87,984	165,797
Others (11 companies) (*4)				169,561	168,529	174,883

				2,608,441	2,145,530	2,774,838

Non-marketable equity securities
National Minerios S.A. (*5)	30,784,625	6.48		668,635	622,700	695,583
The Siam United Steel (*5)	11,071,000	12.30		34,658	57,663	61,119
Dongbu Metal Co., Ltd. (*5)	3,000,000	10.00		98,242	101,937	98,817
Others (29 companies) (*6)				95,251	87,543	85,657

				896,786	869,843	941,176

			~~W~~	3,505,227	3,015,373	3,716,014

(*1)	As of June 30, 2012, 2,286,161 shares equivalent to 20,575,453 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recorded impairment loss for securities of SK Telecom Co., Ltd. amounting to ~~W~~272,079 million as of December 31, 2011. During the six-month period ended June 30, 2012, there was a further significant decline in the fair value of shares of SK Telecom Co., Ltd. for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of ~~W~~35,491 million was recognized in profit or loss for the six-month period ended June 30, 2012.
(*3)	The ownership, number of shares, and book value of the securities were decreased as compared to December 31, 2011 because the Company disposed of some shares during the six-month period ended June 30, 2012.
(*4)	The Company recognized ~~W~~25,186 million of impairment loss on marketable equity securities of UNION STEEL, LG Uplus Corp. and others for the six-month period ended June 30, 2012 due to significant decline in the fair value of those shares during the corresponding period.
(*5)	The fair value of the investment is based on an analysis performed by an external professional evaluation agency.
(*6)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

11

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

6. Inventories

Inventories as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Finished goods	~~W~~	894,829	974,585
Semi-finished goods		1,687,486	1,916,411
By-products		10,546	7,610
Raw materials		1,539,096	1,465,347
Fuel and materials		613,591	596,100
Materials-in-transit		1,553,165	2,184,547
Others		584	575

		6,299,297	7,145,175

Allowance for inventories valuation		(1,156)	(466)

	~~W~~	6,298,141	7,144,709

The amount of valuation losses of inventories recognized in cost of goods sold during the six-month period ended June 30, 2012 and the year ended December 31, 2011 are ~~W~~1,156 million and ~~W~~466 million, respectively.

7. Other Assets

Other current assets and other long-term assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Other current assets
Advance payment	~~W~~	4,090	4,935
Prepaid expenses		50,710	18,677

		54,800	23,612

Other long-term assets
Long-term prepaid expenses		8,889	9,452
Others (*1)		4,923	262,335
Less : Allowance for doubtful accounts		(13)	(13)

	~~W~~	13,799	271,774

(*1)	The guarantee deposits of ~~W~~257,878 million related to Australia Roy Hill iron ore mine are transferred to investments in associates during the six-month period ended June 30, 2012.

12

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

8. Investments in Subsidiaries and Associates

(a)	Investments in subsidiaries and associates as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Subsidiaries		12,067,996	11,621,134
Associates		1,804,793	1,203,642

	~~W~~	13,872,789	12,824,776

(b)	Details of subsidiaries and carrying values as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Country	Principal operations	Ownership (%)	June 30, 2012	December 31, 2011
[Domestic]
Daewoo International Co., Ltd.	Korea	Trading	60.31	~~W~~3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53	1,510,716	1,510,716
POSCO Energy Co., Ltd.	Korea	Generation of Electricity	100.00	649,148	649,148
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	94.74	628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31	421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00	138,909	138,909
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87	108,421	108,421
POSCO M-TECH Co., Ltd (*1)	Korea	Packing materials manufacturing	48.85	107,278	107,278
POSCO Chemtec Company Ltd.	Korea	Manufacturing and sellings	60.00	100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware	72.54	70,990	70,990
POS-HiMETAL CO., Ltd.	Korea	Steel manufacturing and Sales	65.00	49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	69.93	40,000	40,000
Busan E&E Co., Ltd. (*2)	Korea	Generation of Electricity	70.00	30,148	30,148
Others (17 companies)				382,306	312,286

				~~W~~7,610,153	7,540,133

13

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(in millions of Won)	Country	Principal operations	Ownership (%)	June 30, 2012		December 31, 2011
[Foreign]
POSCO-Thainox Public Company Limited.	Thailand	Stainless steel manufacturing	94.93	~~W~~	616,783	616,783
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and Sales	70.00		621,353	537,371
POSCO Australia Pty. Ltd.	Australia	Steel selling and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		285,433	285,664
POSCO WA Pty. Ltd.	Australia	Mine development	100.00		299,139	238,821
POSCO China Holding Corp.	China	Investment management	100.00		223,436	223,436
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and Sales	100.00		296,982	252,217
POSCO-India Private Ltd.	India	Steel manufacturing and Sales	100.00		184,815	184,815
Guangdong Pohang Coated Steel Co., Ltd.	China	Plate steel manufacturing	84.52		163,095	163,271
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		156,144	157,031
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,578	145,649
POSCO America Corp.	USA	Trading-Steel	99.45		140,381	140,381
POSCO Investment Co., Ltd.	Hong Kong	Finance	100.00		87,725	88,797
POSCO-Mexico Co., Ltd.	Mexico	Plate steel manufacturing	84.84		181,541	86,163
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and Sales	90.00		62,494	62,494
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and Sales	60.00		94,938	37,201
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Steel manufacturing and Sales	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel selling	100.00		32,189	32,189
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and Sales	80.07		31,027	31,027
POSCO Electrical Steel Inida Private Limited	India	Electric steel manufacturing and Sales	100.00		47,238	28,170
POSCO (Thailand) Company Ltd.	Thailand	Steel manufacturing and Sales	85.62		25,945	25,945
POSCO Turkey Nilufer Processing Center Co., Ltd.	Turkey	Steel manufacturing and Sales	100.00		19,983	19,983
POSCO-URUGUAY S.A	Uruguay	Timber manufacturing and Sales	98.00		25,640	17,715
Others (27 companies)					217,951	207,845

					4,457,843	4,081,001

				~~W~~	12,067,996	11,621,134

(*1)	As of June 30, 2012, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	As of June 30, 2012, this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.

14

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	Details of associates and carrying values as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Country	Principal operations	Ownership (%)	June 30, 2012		December 31, 2011
[Domestic]
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	23.71	~~W~~	159,878	159,878
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
Others (7 companies)					66,678	23,678

					327,211	284,211

[Foreign]
ROY HILL HOLDINGS PTY LTD (*1)	Australia	Mine development	10.00		458,758	—
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
CSP (Compania Siderurgica do Pecem)	Brazil	Steel manufacturing	20.00		237,188	132,891
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and Sales	25.00		63,930	63,983
Others (12 companies)					64,938	69,789

					1,477,582	919,431

				~~W~~	1,804,793	1,203,642

(*1)	Although the Company holds less than 20% ownership, the Company classifies its investment in Roy Hill Holdings Pty Ltd. as investments in associates, as the Company has significant influence over the operating and financial policies over the entity.

15

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

9. Investment Property, Net

(a)	Investment property as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Acquisition cost	~~W~~	173,798	166,444
Less: Accumulated depreciation		(52,793)	(49,026)

Book value	~~W~~	121,005	117,418

(b)	Changes in the carrying value of investment property for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

1)	For the six-month period ended June 30, 2012

(in millions of Won)	Beginning		Depreciation (*1)	Others (*2)	Ending
Land	~~W~~	43,258	—	1,911	45,169
Buildings		68,776	(1,461)	2,999	70,314
Structures		5,384	(97)	235	5,522

Total	~~W~~	117,418	(1,558)	5,145	121,005

(*1)	Useful lives and depreciation method of investment property are the same as those of the property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.

2) For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	~~W~~	41,877	—	—	—	1,381	43,258
Buildings		48,514	86	(153)	(2,955)	23,284	68,776
Structures		1,882	—	—	(195)	3,697	5,384

Total	~~W~~	92,273	86	(153)	(3,150)	28,362	117,418

(*1)	Useful lives and depreciation method of investment property are the same as those of the property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

16

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

10. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Cost	~~W~~	43,423,404	42,575,270
Less : Accumulated depreciation		(21,823,643)	(21,041,006)
Less : Accumulated impairment		(422)	(1,129)

	~~W~~	21,599,339	21,533,135

(b)	The changes in carrying value of property, plant and equipment for the six-month period ended June 30, 2012 and for the year ended December 31, 2011 are as follows:

1) For the six-month period ended June 30, 2012

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Others (*2)	Ending
Land	~~W~~	1,275,564	40,235	(8,581)	—	(1,911)	1,305,307
Buildings		2,831,757	80,930	(1,892)	(117,821)	(2,895)	2,790,079
Structures		2,061,348	76,701	(1,828)	(81,367)	(194)	2,054,660
Machinery and equipment		12,916,329	750,654	(27,492)	(675,579)	6,531	12,970,443
Vehicles		19,341	247	(1)	(3,911)	200	15,876
Tools		38,022	4,527	—	(7,544)	—	35,005
Furniture and fixtures		72,334	19,189	(39)	(14,546)	—	76,938
Lease assets		8,281	—	—	(319)	—	7,962
Construction-in-progress		2,310,159	1,013,014	—	—	(980,104)	2,343,069

Total	~~W~~	1,533,135	1,985,497	(39,833)	(901,087)	(978,373)	21,599,339

(*1)	Includes the acquisition cost of ~~W~~972,483 million for items transferred from construction-in-progress in relation to the expansion of raw materials processing facilities, establishment of 3FINEX facilities and others.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

17

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Impairment (*2)	Others (*2,3)	Ending
Land	~~W~~	1,068,294	209,599	(948)	—	—	(1,381)	1,275,564
Buildings		2,502,213	584,977	(3,194)	(228,836)	(273)	(23,130)	2,831,757
Structures		1,942,405	291,663	(10,229)	(155,965)	(142)	(6,384)	2,061,348
Machinery and equipment		11,736,629	2,556,617	(36,318)	(1,301,849)	(24,394)	(14,356)	12,916,329
Vehicles		22,753	5,407	(22)	(8,797)	—	—	19,341
Tools		27,807	24,307	(13)	(14,077)	(2)	—	38,022
Furniture and fixtures		66,345	31,153	(4)	(25,155)	(5)	—	72,334
Lease assets		8,918	—	—	(637)	—	—	8,281
Construction-in-progress		2,635,746	3,393,445	—	—	—	(3,719,032)	2,310,159

Total	~~W~~	20,011,110	7,097,168	(50,728)	(1,735,316)	(24,816)	(3,764,283)	21,533,135

(*1)	Includes the acquisition cost of ~~W~~3,703,723 million for items transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plants and others.
(*2)	The Company plans to dispose of certain equipment at an existing steel manufacturing plant due to the completion and expected use of a new plant. Impairment losses amounting to ~~W~~24,816 million are recognized since the fair value less cost to sell exceeds the carrying amount. The remaining book value of this equipment is expected to be sold by the first half of 2012, for ~~W~~16,887 million, and were reclassified to assets held for sale.
(*3)	Includes assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

(c)	Borrowing costs capitalized and the capitalized interest rate for the six-month period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Weighted average expenditure	~~W~~	641,508	472,258
Borrowing costs capitalized		31,490	21,823
Capitalization rate		4.91%	4.62%

18

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

11. Intangible Assets, Net

(a)	Intangible assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Acquisition cost	~~W~~	926,934	893,196
Less :Accumulated depreciation		(677,217)	(670,300)

	~~W~~	249,717	222,896

(b)	Changes in carrying values of intangible assets for the six-month period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

1)	For the six-month period ended June 30, 2012

			Increase (*2)			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Reclassification (*3)	Disposal	Depreciation	Ending
Intellectual property rights	~~W~~	6,376	1,307	—	—	—	(457)	7,226
Memberships (*1)		44,523	—	—	11,757	(575)	—	55,705
Development expense		29,182	—	8,473	—	—	(8,332)	29,323
Port facilities usage rights		99,553	—	—	—	—	(6,519)	93,034
Other intangible assets		43,262	25,265	—	—	—	(4,098)	64,429

Total	~~W~~	222,896	26,572	8,473	11,757	(575)	(19,406)	249,717

(*1)	Economic useful life of memberships is indefinite.
(*2)	Includes acquisition costs transferred from construction-in-progress amounting to ~~W~~7,621 million.
(*3)	Memberships required to be returned after a specific period are reclassified to financial instruments. However, memberships are reclassified from financial instruments as the estimate for the possibility of return has been revised.

19

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

2)	For the year ended December 31, 2011

			Increase (*2)		Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Disposal	Depreciation	Reclassification (*3)	Ending
Intellectual property rights	~~W~~	4,919	2,533	—	(319)	(757)	—	6,376
Memberships (*1)		56,494	—	—	(214)	—	(11,757)	44,523
Development expense		32,308	—	11,152	—	(14,278)	—	29,182
Port facilities usage rights		112,683	—	—	—	(13,130)	—	99,553
Other intangible assets		22,733	27,122	—	(1)	(6,592)	—	43,262

Total	~~W~~	229,137	29,655	11,152	(534)	(34,757)	(11,757)	222,896

(*1)	Economic life of memberships is indefinite.
(*2)	Includes acquisition costs transferred from construction-in-progress amounting to ~~W~~15,309 million.
(*3)	Memberships entitled to be returned after a specific period were reclassified to financial deposit.

20

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

12. Borrowings

(a) Borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Short-term borrowings

Short-term borrowings	~~W~~	1,711,277	1,786,590
Current portion of long-term borrowings		9,806	7,571
Current portion of loans from foreign financial institutions		913	951
Current portion of debentures		727,787	500,000
Less : Current portion of discount on debentures issued		(446)	(732)

		2,449,337	2,294,380

Long-term borrowings

Long-term borrowings		914,670	892,296
Foreign loans		2,493	3,071
Debentures		7,731,171	8,502,852
Less : Discount on debentures issued		(71,193)	(81,696)
Add : Premium on debentures redemption		21,039	21,493

		8,598,180	9,338,016

	~~W~~	11,047,517	11,632,396

21

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Short-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2012		December 31, 2011
Bank
Mizho	2012.04.04	2012.12.14	1.37~1.68	~~W~~	228,590	226,558
BOA	2012.05.10	2012.11.09	1.55		112,086	100,458
SMBC	2012.03.19	2012.09.14	1.74		77,302	114,352
JP Morgan	2012.04.02	2012.09.28	1.68		99,778	228,996
DEUTSCHE	2012.01.05	2012.11.08	1.27~1.86		288,648	142,420
DBS	2012.01.03	2012.12.13	1.37~1.86		246,595	272,026
RBS	2012.05.07	2012.11.05	1.29~1.58		170,741	106,837
BTMU	2012.02.10	2012.08.14	1.76		106,008	—
ICBC	2012.02.24	2012.09.10	1.74~1.85		105,185	—
Agricultural Bank of China	2012.05.24	2012.10.19	1.45		54,199	—
CA and others					—	252,636
Others (discount on accounts receivable)					222,145	342,307

				~~W~~	1,711,277	1,786,590

(c)	Current portion of long-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2012		December 31, 2011
Borrowings	Korea Resources Corporation	2006.10.31	2021.09.15	1.25	~~W~~	3,000	3,000
Borrowings	Korea Resources Corporation	2006.12.28	2021.12.15	1.25		1,510	1,510
Borrowings	Woori Bank	2009.06.11	2017.03.15	2.25		2,654	1,990
Borrowings	Woori Bank	2009.11.26	2017.03.15	2.25		880	660
Borrowings	Woori Bank	2009.12.31	2017.03.15	2.25		547	411
Borrowings	Woori Bank	2010.06.10	2018.03.15	2.25		754	—
Borrowings	Woori Bank	2011.02.24	2018.03.15	2.25		461	—
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30	2017.03.31	2.00		913	951
Debentures	Domestic debentures 287	2007.05.11	2012.05.11	5.26		—	499,268
Debentures	Samurai Bond 9	2006.06.28	2013.06.28	2.05		727,341	—

					~~W~~	738,060	507,790

(*1)	As of June 30, 2012 and December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.

22

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(d)	Long-term borrowings as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2012		December 31, 2011
Borrowings	Woori Bank and others (*1)	2006.10.31~2012.06.13	2017.03.15~2040.06.13	1.25~2.25	~~W~~	92,065	100,494
Borrowings	Korea National Oil Corporation	2007.12.27~2011.12.27	2022.06.25~2026.12.29	Government bond -2.25		10,445	10,441
Borrowings	Korea EXIM Bank	2010.02.18~2012.06.28	2017.02.28~2018.03.23	4.09~4.50		812,160	781,361
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~1986.03.31	2014.12.30~2017.03.31	2.00		2,493	3,071
Debentures	Domestic debentures 301 and others	2008.08.05~2011.11.28	2013.08.05~2021.11.28	3.78~6.52		3,590,396	3,588,982
Debentures	Exchangeable Bonds (*3) and others	2006.08.10~2011.12.22	2013.08.19~2021.12.22	0~8.75		4,090,621	4,853,667

					~~W~~	8,598,180	9,338,016

(*1)	Short-term financial instruments of ~~W~~3,200 million and ~~W~~1,670 million, respectively, are collateral for long-term borrowings from a forestry association as of June 30, 2012 and December 31, 2011.
(*2)	As of June 30, 2012 and December 31, 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.
(*3)	The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman)II Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term debts under K-IFRS. The exchangeable bonds may be redeemed prior to maturity at 105.11% of their face value for three years from the issuance date at the option of the bondholders. Also, the Company provides guarantees for Zeus (Cayman)II Ltd.

23

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

13. Other Financial Liabilities

Other short-term financial liabilities and other long-term financial liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Other short-term financial liabilities

Financial guarantee liabilities	~~W~~	7,179	6,336
Accounts payable		597,659	806,913
Accrued expenses		241,341	248,597
Dividends payable		5,979	6,050
Finance lease liabilities		1,135	1,108
Withholdings		10,461	9,396
Derivative liabilities		10,898	10,898

	~~W~~	874,652	1,089,298

Other long-term financial liabilities

Financial guarantee liabilities		18,831	11,163
Long-term accounts payable		88,828	86,871
Accrued expenses		17,335	19,618
Derivatives liabilities		5,634	12,771
Finance lease liabilities		7,253	7,824
Long-term withholdings		8,666	9,052

	~~W~~	146,547	147,299

24

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

14. Provisions

The changes in provisions for the six-month period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

1) For the six-month period ended June 30, 2012

(in millions of Won)	Beginning		Increase	Decrease	Ending
Estimated allowance at the end of period (*1)	~~W~~	4,451	139,287	(117,096)	26,642

(*1)	Represents the provision for bonuses

2)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Increase	Decrease	Ending
Estimated allowance at the end of year	~~W~~	9,582	304,869	(310,000)	4,451

25

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

15. Employee Benefits

The Company introduced a retirement pension program for all employees in June 2011. The employees and directors employed with the Company had an option to choose whether they would join the defined contribution plan or the defined benefit pension plan. The pension plan benefit is based on each employee’s accrued length of service, including their length of service under the previous severance plan.

(a)	Defined contribution plans

The Company partially operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future are based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets. The expense related to post-employment benefit plans under defined contribution plans during the six-month period ended June 30, 2012 is ~~W~~5,357 million.

(b)	Defined benefit plans

The employees and directors who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before their termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of a reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Present value of funded obligations	~~W~~	723,965	690,321
Fair value of plan assets		(575,840)	(513,673)

Net defined benefit obligations	~~W~~	148,125	176,648

26

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(d)	The changes in present value of defined benefit obligations for the six-month period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Defined benefit obligation at the beginning of period	~~W~~	690,321	1,013,165
Current service costs (*1)		49,681	108,879
Interest costs		15,578	47,607
Actuarial losses		6,684	6,157
Benefits paid		(38,299)	(485,487)

Defined benefit obligation at the end of period	~~W~~	723,965	690,321

(*1)	The Company started the employee pension plan in June 2011. The gain on liquidation amounting to ~~W~~1,887 million was deducted from current service costs as the Company had liquidated prior pension plan.

(e)	The changes in the fair value of plan assets for the six-month period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Plan assets at the beginning of period	~~W~~	513,673	689,162
Expected return on plan assets		11,557	26,886
Actuarial gains (losses)		1,975	(460)
Contributions of participants		70,000	95,080
Benefits paid		(21,365)	(296,995)

Plan assets at the end of period	~~W~~	575,840	513,673

(f)	The fair value of plan assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Deposits	~~W~~	575,774	513,607
Others		66	66

	~~W~~	575,840	513,673

27

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(g)	The amounts recognized in the statements of comprehensive income for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Current service costs	~~W~~	49,681	56,751
Interest costs		15,578	23,804
Expected return on plan assets		(11,557)	(13,443)

	~~W~~	53,702	67,112

The above expenses recognized in the statement of comprehensive income are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Cost of sales	~~W~~	42,798	52,795
Selling and administrative expenses		10,587	14,317
Others		317	—

	~~W~~	53,702	67,112

(h)	Actuarial gains and losses recognized in other comprehensive income for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Beginning	~~W~~	(103,947)	(101,802)
Current actuarial gain (losses)		(4,709)	46,073
Effect on change of tax rate		1,140	(10,462)

Ending	~~W~~	(107,516)	(66,191)

(i)	The principal actuarial assumptions as of June 30, 2012 and December 31, 2011 are as follows:

	June 30, 2012	December 31, 2011
Discount rate	3.99%	4.32%
Expected return on plan assets	4.32%	3.95%
Expected future increases in salaries	2.30%	2.30%

28

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

16.	Other Liabilities

Other current liabilities and other long-term liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Other current liabilities
Advances received	~~W~~	41,208	21,149
Withholdings		27,483	25,534
Unearned revenue		1,918	1,772

	~~W~~	70,609	48,455

Other long-term liabilities
Unearned revenue	~~W~~	1,019	1,200
Others		3,000	3,000

	~~W~~	4,019	4,200

17.	Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Financial assets at fair value through profit or loss	~~W~~	—	50,132
Available-for-sale financial assets		3,034,481	3,731,559
Held-to-maturity investments		29,942	29,903
Loans and receivables		7,204,652	6,761,074

	~~W~~	10,269,075	10,572,668

29

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

2) Financial liabilities as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Financial liabilities at fair value through profit or loss:
Derivatives liabilities held for trading	~~W~~	16,532	23,669

Financial liabilities evaluated as amortized cost:
Trade accounts payable		1,263,550	1,395,846
Borrowings		11,047,517	11,632,396
Financial guarantee liabilities (*1)		26,010	17,499
Others		978,657	1,195,429

		13,315,734	14,241,170

	~~W~~	13,332,266	14,264,839

(*1)	Financial guarantee contracts recognized in financial guarantee liabilities as of June 30, 2012 are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
Guangdong Pohang	ANZ	USD	10,000,000	11,538
Coated Steel Co., Ltd.	BOA	USD	30,000,000	34,614
	BTMU	USD	24,000,000	27,691
	ING	USD	23,600,000	27,230
	SMBC	USD	35,000,000	40,383
BX STEEL POSCO Cold	China Construction Bank	CNY	23,430,000	4,253
RolledSheet Co., Ltd.	Corporation and others	USD	5,240,000	6,046
Zhangjiagang Pohang	BTMU	USD	30,000,000	34,614
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	57,690
	MIZUHO	USD	80,000,000	92,304
POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	323,000,000	372,677
	HSBC and others	USD	243,069,000	280,453
POSCO ASSAN TST STEEL Industry	SMBC and others	USD	209,325,000	241,519
POSCO Electrical Steel India Private Limited.	ING and others	USD	84,000,000	96,919
POSCO Investment Co., Ltd	KDB and others	USD	100,000,000	115,380
	BOA and others	USD	135,000,000	155,763
	BOC	USD	350,000,000	403,830
	HSBC	MYR	140,000,000	50,550
	HSBC	USD	20,000,000	23,076
	SCB	USD	45,000,000	51,921

30

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

POSCO-Mexico S.A. DE C.V	HSBC	USD	40,000,000	46,152
	KDB	USD	184,725,000	213,136
	SMBC	USD	20,000,000	23,076
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	200,000,000	230,760
	SUMITOMO	JPY	2,550,000,000	37,072
POSCO-VST Co., Ltd.	ANZ	USD	25,000,000	28,845
	HSBC	USD	20,000,000	23,076
	KEB	USD	15,000,000	17,307
	MIZUHO	USD	20,000,000	23,076
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	20,768
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	490,000,000	565,362
	ANZ	USD	87,500,000	100,958
	BTMU	USD	119,000,000	137,302
	Credit Suisse AG	USD	203,000,000	234,221
	MIZUHO	USD	105,000,000	121,149
	SCB	USD	86,800,000	100,150
	SMBC	USD	119,000,000	137,302
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	28,268

		USD	3,574,759,000	4,124,556
		JPY	2,550,000,000	37,072
		CNY	23,430,000	4,253
		MYR	140,000,000	50,550

As of December 31, 2011, the amount of financial guarantee contracts recognized in financial guarantee liabilities was ~~W~~1,500,058 million.

31

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

3)	Financial income and loss by category of financial instrument for the six-month periods ended June 30, 2012 and 2011 are as follows:

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	(1,084)	—	(1,084)	—
Available-for-sale financial assets		—	108,125	—	—	59,845	(60,677)	107,293	(102,976)
Held-to-maturity investments		784	—	—	—	—	—	784	—
Loans and receivables		57,553	—	(10,871)	(5,051)	(182)	(85)	41,364	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	7,138	7,138	—
Financial liabilities at amortized cost		(206,011)	—	12,028	34,044	—	(510)	(160,449)	—

	~~W~~	(147,674)	108,125	1,157	28,993	58,579	(54,134)	(4,954)	(102,976)

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of ~~W~~101,246 million for the six-month period ended June 30, 2012.

	Financial income and costs								Other comprehensive loss
(in millions of Won)	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	1,118	330	1,448	—
Available-for-sale financial assets		6	75,436	—	—	(24)	—	75,418	(357,994)
Held-to-maturity investments		814	—	—	—	—	—	814	—
Loans and receivables		51,249	—	(50,172)	(4,197)	(290)	—	(3,410)	—
Financial liabilities at fair value throughprofit or loss		—	—	—	—	—	1,101	1,101	—
Financial liabilities at amortized cost		(195,966)	—	114,569	282,595	—	(1,285)	199,913	—

	~~W~~	(143,897)	75,436	64,397	278,398	804	146	275,284	(357,994)

(*1)	Financial income in the statement of comprehensive income also includes the dividends from subsidiaries and associates of ~~W~~124,693 million for the six-month period ended June 30, 2011.

32

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	Impairment losses on financial assets

1)	Allowance for doubtful accounts as of June 30, 2012 and December 31, 2011 is as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Accounts receivable	~~W~~	8,107	2,174
Other accounts receivable		10,571	10,571
Long-term loans		14,453	14,453
Other assets		13	13

	~~W~~	33,144	27,211

2)	Impairment losses on financial assets for the six-month period ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
(Reversal of) bad debt expenses	~~W~~	5,876	(2,721)
Reversal of other bad debt expenses		—	(51)

	~~W~~	5,876	(2,772)

3)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Beginning	~~W~~	27,211	30,013
(Reversal of) bad debt expenses		5,876	(2,804)
Other		57	2

Ending	~~W~~	33,144	27,211

33

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2012 and December 31, 2011 are as follows :

	June 30, 2012			December 31, 2011
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value (*1)
Financial assets held for trading	~~W~~	—	—	50,132	50,132
Available-for-sale financial assets		2,927,830	2,927,830	3,630,357	3,630,357

		2,927,830	2,927,830	3,680,489	3,680,489

Assets measured amortized cost (*2)
Cash and cash equivalents		1,525,441	1,525,441	1,137,882	1,137,882
Current trade accounts and note receivable		4,442,127	4,442,127	4,220,266	4,220,266
Loans and other receivables		1,237,084	1,237,084	1,402,927	1,402,927
Held-to-maturity investments		29,942	29,942	29,903	29,903

		7,234,594	7,234,594	6,790,978	6,790,978

Liabilities measured fair value (*3)
Derivatives liabilities held for trading		16,532	16,532	23,669	23,669
Liabilities measured amortized cost (*2)
Trade accounts payable		1,263,550	1,263,550	1,395,846	1,395,846
Borrowings		11,047,517	11,356,069	11,632,396	12,048,152
Financial guarantee liabilities		26,010	26,010	17,499	17,499
Others		978,657	978,657	1,195,429	1,195,429

	~~W~~	13,315,734	13,624,286	14,241,170	14,656,926

(*1)	The fair value of available-for-sale financial assets traded within the market is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service.
(*2)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.
(*3)	The fair value of derivatives is measured using valuation models such as binomial model in which the market yields on government bonds are used as a discount rate.

34

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value measurements classified by fair value hierarchy as of June 30, 2012 and December 31, 2011 and are as follows:

a.	June 30, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	~~W~~	2,145,530	—	782,300	2,927,830

Financial Liabilities
Derivatives liabilities	~~W~~	—	16,532	—	16,532

b.	December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	~~W~~	—	50,132	—	50,132
Available-for-sale financial assets		2,774,838	—	855,519	3,630,357

Financial Liabilities
Derivatives liabilities	~~W~~	—	23,669	—	23,669

(d)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2011.

35

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

18. Share Capital and Contributed Surplus

(a)	Share capital

Under the Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~5,000 per share. As of June 30, 2012, exclusive of retired stock, 87,186,835 shares of common stock have been issued.

The Company is authorized, with the Board of Directors’ approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. 9,293,790 shares of common stock were retired with the Board of Directors’ approvals.

As of June 30, 2012, total shares of ADRs of 52,974,264 are equivalent to 13,243,566 of common stock.

As of June 30, 2012, the ending balance of common stock amounts to ~~W~~482,403 million; however, it is different from par value of issued common stock, which amounted to ~~W~~435,934 million, due to retirement of treasury stock.

(b)	Capital surplus

Capital surplus as of June 30, 2012 and December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Share premium	~~W~~	463,825	463,825
Gains on disposal of treasury shares		763,867	763,867

	~~W~~	1,227,692	1,227,692

36

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

19. Accumulated Other Comprehensive Income

(a)	Accumulated other comprehensive income as of June 30, 2012 and December 31, 2011 is comprised of the following:

(in millions of Won)	June 30, 2012		December 31, 2011
Accumulated changes in fair value of available-for-sale investments, net of tax	~~W~~	53,731	156,707

(b)	The changes in fair value of available-for-sale investments for the six-month period ended June 30, 2012 and the year ended December 31, 2011 are as follows:

(in millions of Won)	June 30, 2012		December 31, 2011
Beginning balance	~~W~~	156,707	1,079,038
Changes in fair value of available-for-sale securities		(134,617)	(769,627)
Reclassification to profit or loss upon disposal		(61,914)	(331,977)
Impairment of available-for-sale securities		60,677	(75,480)
Tax effects		32,878	254,753

Ending balance	~~W~~	53,731	156,707

20. Treasury Shares

As of June 30, 2012, the Company holds 9,942,391 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

37

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

21. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Wages and salaries	~~W~~	85,515	84,268
Expenses related to defined benefit plan		10,593	14,317
Other employee benefits		34,850	34,051
Travel		7,508	10,759
Depreciation		12,285	10,902
Amortization		8,930	7,630
Rental		20,661	18,783
Repairs		5,967	6,958
Advertising		59,303	41,661
Research & development		70,575	66,579
Service fees		75,643	85,654
Supplies		2,121	4,106
Vehicles maintenance		3,618	3,494
Industry association fee		4,936	4,701
Training		7,766	8,688
Conference		2,701	3,390
(Reverse of) bad debt expenses		5,876	(2,721)
Others		16,239	13,511

	~~W~~	435,087	416,731

(b)	Selling expenses

Selling expenses for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Freight and custody expenses	~~W~~	440,013	384,101
Operating expenses for distribution center		4,523	3,618
Sales commissions		31,680	27,288
Sales advertising		753	50
Sales promotion		2,723	2,415
Sample		862	1,144
Sales insurance premium		5,078	5,467

	~~W~~	485,632	424,083

38

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

22. Other Operating Income and Expenses

Details of other operating income and other operating expense for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Other operating income

Gain on disposals of property, plant and equipment	~~W~~	5,535	7,052
Reversal of impairment of property, plant, and equipment		1,606	—
Gain on disposal of assets held for sale		1,150	—
Miscellaneous income		9,179	13,595

		17,470	20,647

Other operating expense
Loss on disposals of property, plant, and equipment		40,631	30,320
Reversal of other bad debt expenses		—	(51)
Donations		37,868	9,458
Idle tangible assets expenses		14,246	3,186
Loss on disposal of investment in subsidiaries and associates		395	—
Loss on disposals of assets held for sale		9,391	—
Loss on disposals of intangible assets		122	—
Miscellaneous loss		8,113	9,918

	~~W~~	110,766	52,831

39

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

23. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other operating expenses in the statements of comprehensive income for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Changes in inventories (*1)	~~W~~	306,435	(413,792)
Raw materials and consumables used		12,276,675	13,156,932
Employee benefits expenses		617,828	643,832
Outsourced processing cost		988,344	931,833
Depreciation (*2)		902,645	843,502
Amortization		19,406	16,488
Research & development expenses		256,294	233,721
Electricity and water expenses		309,046	298,516
Service fees		106,054	117,933
Advertising expenses		59,303	41,661
Freight and custody expenses		440,013	384,101
Commission paid		31,680	27,288
Loss on disposal of property, plant, and equipment		40,631	30,320
Other expenses		867,544	435,433

	~~W~~	17,221,898	16,747,768

(*1)	Changes in inventories include changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

40

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

24. Finance Income and Costs

Details of finance income and costs for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Finance income
Interest income	~~W~~	58,338	52,069
Dividend income		209,371	200,129
Gain on disposal of financial assets held for trading		556	1,118
Gain on valuation of financial assets held for trading		—	330
Gain on foreign currency transactions		129,352	184,886
Gain on foreign currency translations		63,724	288,490
Gain on valuation of derivatives		7,138	1,101
Gains on disposal of available-for-sale investments		84,259	—

		552,738	728,123

Finance costs
Interest expense		206,012	195,966
Loss on foreign currency transactions		128,195	120,489
Loss on foreign currency translations		34,731	10,092
Impairment loss of available-for-sale investments		60,677	—
Loss on disposals of available-for-sale investments		24,414	24
Loss on derivatives transactions		1,640	—
Financial fees		583	1,270
Loss on disposition of trade receivables		182	290
Acceptances and guarantee fees		12	15

	~~W~~	456,446	328,146

25. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The Company’s separate effective tax rate for the six-month period ended June 30, 2012 was 21.14% (for the six-month period ended June 30, 2011: 22.85%).

41

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

26. Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won, except per share information)	June 30, 2012		June 30, 2011
Net income	~~W~~	1,242,522	2,173,154
Weighted-average number of common shares outstanding (*1)		77,244,444	77,259,314
Basic and dilluted earnings per share		16,086	28,128

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	June 30, 2012		June 30, 2011
Total number of common shares issued		87,186,835	87,186,835
Weighted-average number of treasury shares		(9,942,391)	(9,927,521)

Weighted-average number of common shares outstanding	~~W~~	77,244,444	77,259,314

The Company did not calculate diluted earnings per share because there were no potential shares of common stock which had dilutive effects as of June 30, 2012.

42

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

27. Related Party Transactions

(a)	Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2012 and 2011 are as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	June 30, 2012		June 30, 2011	June 30, 2012	June 30, 2011
Subsidiaries (*3)
POSCO E&C Co., Ltd.	~~W~~	7,289	10,381	567,082	740,536
POSCO P&S Co., Ltd.		446,568	694,061	704,405	700,110
POSCO Coated & Color Steel Co., Ltd.		260,076	315,277	2,231	843
POSCO ICT Co., Ltd.		555	745	190,254	247,992
POSCO Chemtech Co., Ltd.		253,409	208,201	392,247	365,077
POSCO M-TECH Co., Ltd.		13,150	16,341	151,902	154,897
POSCO TMC Co., Ltd.		99,420	82,436	451	233
POSCO AST Co., Ltd.		143,993	144,630	30,795	29,895
Daewoo International Corp.		2,161,520	1,618,153	6,141	1,534
POSCO NST Co., Ltd.		119,501	76,613	1,928	2,261
POSCO America Corporation		361,411	136,449	50	—
POSCO Canada Ltd.		—	—	80,241	106,299
POSCO Asia Co., Ltd.		998,548	913,131	51,341	117,797
POSCO-Japan Co., Ltd.		710,301	654,758	12,947	20,701
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		86,534	64,128	15	—
POSCO-Mexico Co., Ltd.		160,072	149,994	—	—
Daewoo International Singapore Pte, Ltd.		—	—	23,285	101,171
Others		567,709	347,609	446,656	407,624

	~~W~~	6,390,056	5,432,907	2,661,971	2,996,970

Associate (*3)
Posmate Co., Ltd.		500	580	24,995	25,651
SNNC Co., Ltd.		950	660	138,901	185,051
SUNG JIN GEOTEC Co., Ltd.		11,406	23,842	—	—
DONG BANG METAL IND.CO.,LTD.		54,927	35,399	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		16,575	6,802	—	—
USS-POSCO Industries (UPI)		85	251,279	101	29
Poschrome(Proprietary) Ltd.		—	—	35,582	36,805
Others		23,266	27,734	4,310	3,570

		107,709	346,296	203,889	251,106

	~~W~~	6,497,765	5,779,203	2,865,860	3,248,076

(*1)	Sales and others include sales and insignificant other operating income. Sales are mainly sales of steel products and these are priced on an arms length basis.
(*2)	Purchases and others includes purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arms length basis.
(*3)	As of June 30, 2012, the Company provides guarantees for certain related parties (note 17).

43

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(b)	The related account balances as of June 30, 2012 and December 31, 2011 are as follows:

	Receivables (*1)			Payables (*1)
(in millions of Won)	June 30, 2012		December 31, 2011	June 30, 2012	December 31, 2011
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	1,002	647	141,875	241,918
POSCO P&S Co., Ltd.		87,997	88,838	9,526	1,512
POSCO Plantec		724	65	16,241	42,534
POSCO ICT Co., Ltd.		29	30	45,178	62,583
POSCO Coated & Color Steel Co., Ltd.		87,160	116,252	394	335
POSCO Chemtech Co., Ltd.		87,743	37,808	78,849	82,048
POSCO TMC Co., Ltd.		26,977	21,601	93	134
POSCO AST Co., Ltd.		66,170	33,266	8,054	7,090
Daewoo International Corp.		262,961	284,125	901	1,589
POSCO NST Co., Ltd.		45,457	64,012	434	676
POSCO America Corporation		59,562	32,346	17	—
POSCO Asia Co., Ltd.		45,863	227,476	976	1,407
POSCO-TBPC Co., Ltd.		24,586	27,381	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		15,966	6,713	—	—
POSCO-Vietnam Co., Ltd.		395	422	—	—
POSCO-Japan Co., Ltd.		41,223	52,362	1,736	1,546
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		9,280	3,484	—	—
POSCO-Mexico Co., Ltd.		153,705	171,908	—	—
Others		76,575	81,255	72,747	83,201

	~~W~~	1,093,375	1,249,991	377,021	526,573

Associate
Posmate Co., Ltd.		—	—	5,809	7,198
SNNC Co., Ltd.		208	223	24,760	23,187
DONG BANG METAL IND.CO.,LTD.		19,086	17,038	—	—
KOBRASCO		12,322	—	—	—
Others		2,978	4,122	695	809

		34,594	21,383	31,264	31,194

	~~W~~	1,127,969	1,271,374	408,285	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

44

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(c)	For the six-month periods ended June 30, 2012 and 2011, details of compensation to key management officers are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Short-term benefits	~~W~~	18,953	15,256
Long-term benefits		7,467	5,794
Retirement benefits		3,470	5,082

	~~W~~	29,890	26,132

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to compensation described above, the Company provided stock appreciation rights to its executive officers and recorded reversal of stock compensation expenses amounted to ~~W~~436 million and ~~W~~1,639 million, respectively, for the six-month periods ended June 30, 2012 and June 30, 2011.

28. Commitments and Contingencies

(a)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of June 30, 2012, 244 million tons of iron ore and 31.4 million tons of coal remained to be purchased under such long-term contracts.

(b)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

(c)	As of June 30, 2012, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

(d)	The Company is involved in 11 lawsuits and claims for alleged damages aggregating to ~~W~~1,440 billion as of June 30, 2012 which arose in the ordinary course of business, including civil lawsuits of Nippon Steel Corporation against the Company relating to claims of alleged improper acquisition and infringement of intellectual property rights related to production of grain oriented electrical steel sheets. It is too early in the Nippon Steel Corporation civil lawsuits proceedings for the Company to estimate the expected financial effect that will result from the ultimate resolution of the proceedings. For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company. No provision is recorded in connection with the above lawsuits and claims as of June 30, 2012.

45

POSCO

Notes to Condensed Separate Interim Financial Statements, Continued

As of June 30, 2012

(Unaudited)

(e)	As of June 30, 2012, the Company has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(f)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

(g)	The Company has provided a supplemental funding agreement, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial guarantee for business fulfillment insurance amounting \21,329 million related to the construction.

29. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2012 and 2011 are as follows:

(in millions of Won)	June 30, 2012		June 30, 2011
Financial assets held for trading	~~W~~	50,132	143,326
Trade accounts and notes receivable		(226,979)	(331,060)
Other accounts receivable		70,520	(38,938)
Accrued income		(468)	—
Advance payments		845	1,280
Prepaid expenses		(31,470)	(32,729)
Inventories		845,411	(1,146,160)
Long-term guarantee deposits		(373)	484
Other long-term assets		(465)	—
Trade accounts payable		(132,062)	109,145
Dividends payable		(71)	(65)
Accounts payable		(204,242)	30,209
Accrued expenses		(7,439)	(26,170)
Advances received		20,060	6,132
Withholdings		1,948	2,546
Unearned revenue		(34)	(1,907)
Other short-term liabilities		22,074	18,851
Payment severance benefits		(38,299)	(71,111)
Plan assets		(48,635)	(29,248)

	~~W~~	320,453	(1,365,415)

46